           As filed with the Securities and Exchange Commission on May 17, 2007.
                                                      Registration No. _________
                                                                        811-4113

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 40

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
(formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H)
                           (Exact name of Registrant)

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
          (formerly, The Manufacturers Life Insurance Company (U.S.A.))
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

                           Arnold R. Bergman, Esquire
                  John Hancock Life Insurance Company (U.S.A.)
                               601 Congress Street
                              Boston, MA 02210-2805
                     (Name and Address of Agent for Service)

                                    Copy to:
                              John W. Blouch, Esq.
                               Dykema Gossett PLLC
                                 Suite 300 West
                                1300 I Street, NS
                            Washington, DC 20005-3306

Title of Securities Being Registered: Variable Annuity Insurance Contracts

Approximate Date of Proposed Public Offering: August 1, 2007

It is proposed that this filing will become effective:

[ ]  immediately upon filing pursuant to paragraph (b) of Rule 485

[ ]  on _______, 2007 pursuant to paragraph (b) of Rule 485

[ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485

[ ]  on ______, 2007 pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                            ([VF2] Variable Annuity)
                          (currently issued contracts)

                                                Prospectus dated _________, 2007


(JOHN HANCOCK(R) LOGO)

                             [VF1] Variable Annuity
                             [VF2] Variable Annuity


This Prospectus describes interests in [VF1 and VF2] flexible Purchase Payment deferred combination fixed and variable annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") in all jurisdictions except New York, or by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York. Unless otherwise specified, "we," "us," "our," or a "Company" refers to the applicable issuing Company of a Contract. You, the Contract Owner, should refer to the first page of your [VF1] or [VF2] Variable Annuity Contract for the name of your issuing Company.


VARIABLE INVESTMENT OPTIONS. You may allocate Contract Values or additional Purchase Payments, to the extent permitted under your Contract, in Variable Investment Options. If you do, we will measure your Contract Value (other than value allocated to a Fixed Investment Option) and Variable Annuity payments according to the investment performance of applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H or, in the case of John Hancock New York, applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (singly, a "Separate Account" and collectively, the "Separate Accounts"). Each Sub-Account invests in one of the following Funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund:


         The Funds available may be restricted if you purchase a [VF1] Contract with a guaranteed minimum withdrawal benefit Rider (see VI. Optional Benefits).



 [CAPITAL         GRANTHAM, MAYO, VAN    MFC GLOBAL              TEMPLETON
  GUARDIAN TRUST  OTTERLOO               INVESTMENT              INVESTMENT
  COMPANY         & CO. LLC              MANAGEMENT (U.S.A.)     COUNSEL, LLC
                                         LIMITED
   Income &         International          Lifestyle Growth      International
   Value Trust    Core Trust             Trust                   Small Cap Trust
   U.S. Large     JENNISON ASSOCIATES      Lifestyle             International
   Cap Trust      LLC                    Moderate Trust          Value Trust
CAPITAL RESEARCH    Capital                Mid Cap Index         UBS GLOBAL
 AND              Appreciation Trust     Trust                   ASSET
                                                                 MANAGEMENT
MANAGEMENT         LEGG MASON CAPITAL      Money Market Trust    (AMERICAS) INC.
 COMPANY
(Adviser to the   MANAGEMENT, INC.         Pacific Rim Trust     Global
 American Fund                                                   Allocation
                                                                 Trust
 Insurance          Core Equity Trust    MUNDER CAPITAL          VAN KAMPEN
 Series)                                 MANAGEMENT
  American Asset  MARSICO CAPITAL          Small Cap             Value Trust
  Allocation      MANAGEMENT,            Opportunities Trust
                                                                 UST ADVISERS,
                                                                 INC.
                                                                 Value &
                                                                 Restructuring
                                                                 Trust
  Trust           LLC                    PACIFIC INVESTMENT      WELLINGTON
                                         MANAGEMENT              MANAGEMENT
  American Bond     International        COMPANY LLC             COMPANY, LLP
  Trust           Opportunities
  American          Trust                  Global Bond Trust       Investment
  Global Growth                                                    Quality Bond
  Trust                                                            Trust
  American        MFC GLOBAL               Total Return Trust      Mid Cap
  Global Small    INVESTMENT                                       Intersection
  Cap                                                              Trust
                  MANAGEMENT (U.S.),     PZENA INVESTMENT          Mid Cap
                  LLC                    MANAGEMENT,               Stock Trust
  American          High Income Trust    LLC                       Natural
  Growth Trust                                                     Resources
                                                                   Trust
  American        MFC GLOBAL               Classic Value           Small Cap
  Growth-Income   INVESTMENT             Trust                     Growth Trust
  Trust
  American High   MANAGEMENT (U.S.A.)    RCM CAPITAL               Small Cap
  Income  Bond    LIMITED                MANAGEMENT LLC            Value Trust
  Trust
  American        (Adviser to the        T. ROWE PRICE           WESTERN ASSET
  International   Franklin Templeton     ASSOCIATES, INC.
  Trust
  American New    Founding Allocation      Science &             MANAGEMENT
  World Trust     Trust)                 Technology Trust(1)     COMPANY
DAVIS SELECTED      Franklin             T. ROWE PRICE             High Yield
 ADVISERS, L.P.   Templeton Founding     ASSOCIATES, INC.          Trust
  Financial         Allocation Trust       Blue Chip Growth
 Services Trust                            Trust
  Fundamental       Index Allocation       Equity-Income           Strategic
 Value Trust      Trust                  Trust                     Bond Trust
DEUTSCHE            Lifestyle              Health Sciences         U.S.
 INVESTMENT       Aggressive Trust       Trust                     Government
MANAGEMENT          Lifestyle              Small Company           Securities
 AMERICAS INC.    Balanced Trust         Value Trust               Trust]
  Real Estate       Lifestyle
 Securities       Conservative Trust
 Trust


1 The Science & Technology Trust is subadvised by T. Rowe Price Associates, Inc. and RCM Capital Management LLC.

CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE INVESTMENT OPTIONS THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)     JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
ANNUITIES SERVICE CENTER  MAILING ADDRESS        ANNUITIES SERVICE CENTER    MAILING ADDRESS
601 Congress              Post Office Box        601 Congress                Post Office Box
Street                    55230                  Street                      55013
Boston,                   Boston,                Boston,                     Boston,
Massachusetts             Massachusetts          Massachusetts               Massachusetts
02210-2805                02205-5230             02210-2805                  02205-5013
(617) 663-3000 or         www.jhannuities.co     (877) 391-3748 or           www.jhannuitiesnewyork.com
(800) 344-1029                                   (800) 551-2078

                                Table of Contents

I. GLOSSARY OF SPECIAL TERMS....................................................
II. OVERVIEW....................................................................
III.FEE TABLES..................................................................
  EXAMPLES......................................................................
IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS...........
  THE COMPANIES.................................................................
  THE SEPARATE ACCOUNTS.........................................................
  THE FUNDS.....................................................................
V. DESCRIPTION OF THE CONTRACTS.................................................
  ELIGIBLE PLANS................................................................
  ACCUMULATION PERIOD PROVISIONS................................................
    Purchase Payments...........................................................
    Accumulation Units..........................................................
    Value of Accumulation Units.................................................
    Net Investment Factor.......................................................
    Transfers Among Investment Options..........................................
    Maximum Number of Investment Options........................................
    Telephone and Electronic Transactions.......................................
    Special Transfer Services-Dollar Cost Averaging.............................
    Special Transfer Services-Asset Rebalancing Program.........................
    Withdrawals.................................................................
    Special Withdrawal Services-The Income Plan.................................
    Death Benefit During Accumulation Period....................................
  PAY-OUT PERIOD PROVISIONS.....................................................
    General.....................................................................
    Annuity Options.............................................................
    Determination of Amount of the First Variable Annuity Payment...............
    Annuity Units and the Determination of Subsequent Variable
      Annuity Payments............................................................
    Transfers During Pay-out Period.............................................
    Death Benefit During Pay-out Period.........................................
  OTHER CONTRACT PROVISIONS.....................................................
    Right to Review.............................................................
    Ownership...................................................................
    Annuitant...................................................................
    Beneficiary.................................................................
    Modification................................................................
    Our Approval................................................................
    Misstatement and Proof of Age, Sex or Survival .............................
  FIXED INVESTMENT OPTIONS......................................................
VI. OPTIONAL BENEFITS...........................................................
  OVERVIEW OF GUARANTEED MINIMUM WITHDRAWAL.....................................
  BENEFIT RIDERS (AVAILABLE WITH [VF1] CONTRACTS ONLY)..........................
  FEATURES OF GUARANTEED MINIMUM WITHDRAWAL.....................................
  BENEFIT RIDERS (AVAILABLE WITH [VF1] CONTRACTS ONLY)..........................
  Income Plus for Life
  Income Plus for Life -- Joint Life (not available in New York)................
    Principal Plus for Life.....................................................
    Principal Plus for Life Plus Automatic Annual Step-up.......................
  ANNUAL STEP DEATH BENEFIT.....................................................

VII. CHARGES AND DEDUCTIONS.....................................................
  [VF1] CONTRACT WITHDRAWAL CHARGES.............................................
     Waiver of Applicable Withdrawal Charge -- Confinement to
       Eligible Nursing Home....................................................
  ANNUAL CONTRACT FEE...........................................................

  ASSET-BASED CHARGES...........................................................
     Daily Administration Fee...................................................
     Mortality and Expense Risks Fee............................................
  REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS............................
  PREMIUM TAXES.................................................................
VIII. FEDERAL TAX MATTERS.......................................................
  INTRODUCTION..................................................................
  OUR TAX STATUS................................................................
  SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS..................................
  NON-QUALIFIED CONTRACTS.......................................................
     Undistributed Gains........................................................
     Taxation of Annuity Payments...............................................
     Surrenders, Withdrawals and Death Benefits.................................
     Taxation of Death Benefit Proceeds.........................................
     Penalty Tax on Premature Distributions.....................................
     Puerto Rico Non-Qualified Contracts........................................
     Diversification Requirements...............................................
  QUALIFIED CONTRACTS...........................................................
     Penalty Tax on Premature Distributions.....................................
     Tax-Free Rollovers.........................................................
     Loans......................................................................
     Puerto Rico Contracts Issued to Fund Retirement Plans......................
  SEE YOUR OWN TAX ADVISER......................................................
IX. GENERAL MATTERS.............................................................
  ASSET ALLOCATION SERVICES.....................................................
  RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM......................
  DISTRIBUTION OF CONTRACTS.....................................................
     Standard Compensation......................................................
     Revenue Sharing and Additional Compensation................................
     Differential Compensation..................................................
  CONFIRMATION STATEMENTS.......................................................
  REINSURANCE ARRANGEMENTS......................................................
APPENDIX A: EXAMPLES OF CALCULATION OF [VF1] CONTRACT WITHDRAWAL
  CHARGE........................................................................A-

APPENDIX B: [VF1] CONTRACT GUARANTEED MINIMUM WITHDRAWAL BENEFIT
  EXAMPLES......................................................................B-
APPENDIX C: QUALIFIED PLAN TYPES................................................C-

We provide additional information about the Contracts and the Separate Account, including information on our history, the accumulation unit value tables, services provided to the Separate Account and legal and regulatory matters, in Statements of Additional Information. We filed the Statement of Additional Information with the SEC on the same date as this Prospectus and incorporate it herein by reference. You may obtain a copy of the current Statement of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents of the Statements of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
Statement of Additional Information
Table of Contents

General Information and History
Services
  Independent Registered Public Accounting Firm
  Servicing Agent
  Principal Underwriter
  Special Compensation and Reimbursement Arrangements
Legal and Regulatory Matters
Appendix A: Audited Financial Statements                                      A-

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A Statement of Additional Information
Table of Contents

General Information and History
Services
  Independent Registered Public Accounting Firm
  Servicing Agent
  Principal Underwriter
  Special Compensation and Reimbursement Arrangements
Legal and Regulatory Matters
Appendix A: Audited Financial Statements                                      A-

                          I. GLOSSARY OF SPECIAL TERMS


The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and its Maturity Date.

ANNUITANT: Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant", the second person named is referred to as "co-Annuitant". The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant". The "Annuitant" is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 601 Congress St. Boston, MA 02210-2805.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity payments.

BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract upon the death of a Contract Owner or, in certain circumstances, an Annuitant. The Beneficiary is as specified in the application, unless changed.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock USA or John Hancock New York.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.


CONTRACTS: The Variable Annuity contracts offered by this Prospectus.


CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Investment Account values and, if applicable, any amount in the Loan Account attributable to the Contract.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

DEBT: Any amounts in the Loan Account attributable to the Contract plus any accrued loan interest. The loan provision is applicable to certain Qualified Contracts only.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FIXED INVESTMENT OPTION: An Investment Option in which a Company guarantees the principal value and the rate of interest credited to the Investment Account for the term of any guarantee period.

FUND: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

GENERAL ACCOUNT: All of a Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners.

JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

LOAN ACCOUNT: The portion of our General Account that we use for collateral for a loan under certain Qualified Contracts.

MATURITY DATE: The date on which the Pay-out Period commences and we begin to make annuity payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed.

NON-QUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.

OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you". The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

PAY-OUT PERIOD: The period when we make annuity payments to you following the Maturity Date.


PROSPECTUS: This Prospectus that describes interests in the Contracts.



PURCHASE PAYMENT: An amount you pay to us for the benefits provided by the Contracts.


QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.

RIDER: An optional benefit that you may elect for an additional charge.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account H or John Hancock Life Insurance Company of New York Separate Account A, as applicable. A separate account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.

SUB-ACCOUNT: A Sub-Account of a Separate Account. Each Sub-Account invests in shares of a specific Fund.

UNPAID LOANS: The unpaid amount (including any accrued interest) of loans a Qualified Contract Owner may have taken from us, using certain Contract Value as collateral.

VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.

VARIABLE INVESTMENT OPTION: An Investment Option corresponding to a Sub-Account of a Separate Account that invests in shares of a specific Fund.

                                  II. OVERVIEW



This overview tells you some key points you should know about the Contracts. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, your Contract and the Statement of Additional Information for more detailed information.


Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchase a Contract. These variations will be reflected in your Contract or in a Rider attached to your Contract.


WHAT KIND OF CONTRACTS ARE DESCRIBED IN THIS PROSPECTUS?



Your Contract is a flexible Purchase Payment deferred combination Fixed and Variable Annuity Contract between you and a Company. "Deferred payment" means payments by a Company begin on a future date under the Contract. "Variable" means your investment amounts in the Contract may increase or decrease in value daily based upon your investment choices. The Contract provides for the accumulation of your investment amounts and the payment of annuity benefits on a variable and/or fixed basis.


WHO IS ISSUING MY CONTRACT?

Your Contract provides the name of the Company that issues your Contract. In general, John Hancock USA may issue the Contract in any jurisdiction except New York. John Hancock New York issues the Contract only in New York. Each Company sponsors its own Separate Account.


WHAT ARE SOME BENEFITS OF THE CONTRACTS?



The Contracts offer access to diversified money managers, a death benefit and an optional death benefit, annuity payments and tax-deferred treatment of earnings [held in the Contract]. The [VF1] Contract also offers an optional guaranteed minimum withdrawal benefit,


In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. WHEN YOU PURCHASE A CONTRACT FOR ANY TAX-QUALIFIED RETIREMENT PLAN, THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX DEFERRED TREATMENT OF EARNINGS BEYOND THE TREATMENT PROVIDED BY THE PLAN. CONSEQUENTLY, YOU SHOULD PURCHASE A CONTRACT FOR A QUALIFIED PLAN ONLY ON THE BASIS OF OTHER BENEFITS OFFERED BY THE CONTRACT. THESE BENEFITS MAY INCLUDE LIFETIME INCOME PAYMENTS, PROTECTION THROUGH LIVING AND DEATH BENEFITS, AND GUARANTEED FEES.


We will pay a death benefit to your Beneficiary if you die during the Accumulation Period, which is described in this Prospectus under "Death Benefit During Accumulation Period". For an additional fee, you may elect an optional death benefit called the "Annual Step Death Benefit". The [VF1] Contract also offers optional guaranteed minimum withdrawal benefits, each for an additional fee. We provide more information about these benefits under "VI. Optional Benefits".


We offer a variety of Fixed Annuity and Variable Annuity payment options. Periodic annuity payments will begin on the Maturity Date. You select the Maturity Date, the frequency of payment and the type of annuity payment option. Annuity payments are made to the Annuitant.


HOW DO THE CONTRACTS WORK?



Under each of the Contracts, you make one or more Purchase Payments to a Company for a period of time, known as the Accumulation Period. During the Accumulation Period, your Purchase Payments will be allocated to Investment Options. You may transfer among the investment options and take withdrawals. Later, beginning on the Contract's Maturity Date, that Company makes one or more annuity payments under the Contract, known as the Pay-out Period. Your Contract Value during the Accumulation Period and the amounts of annuity payments during the Pay-out Period may either be variable or fixed, depending upon your investment choices.



HOW CAN I INVEST MONEY IN THE CONTRACTS?

We use the term Purchase Payment to refer to the investments you make in the Contract. The table below shows the required minimum amount for the initial Purchase Payment. The table also shows the required minimum amount for subsequent Purchase Payments. Generally, you may make additional Purchase Payments at any time.



                    TYPE OF            MINIMUM INITIAL        MINIMUM SUBSEQUENT
CONTRACT           CONTRACT            PURCHASE PAYMENT        PURCHASE PAYMENT
 [VF1]           Non-Qualified              $ 5,000                   $30
                   Qualified                $ 2,000                   $30



 [VF2]           Non-Qualified              $25,000                   $30
                   Qualified                $25,000                   $30





If a Purchase Payment causes your Contract Value to exceed $1,000,000 or your Contract Value already exceeds $1,000,000, you must obtain our approval in order to make the Purchase Payment.

WHAT ARE MY INVESTMENT CHOICES?

There are two main types of Investment Options: Variable Investment Options and Fixed Investment Options.


VARIABLE INVESTMENT OPTIONS. You may invest in any of the Variable Investment Options available to your Contract. Each Variable Investment Option is a Sub-Account of a Separate Account that invests in a corresponding Fund. The Fund prospectus contains a full description of a Fund. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Fund. Except for certain charges we deduct, your investment experience will be the same as if you had invested in a Fund directly and reinvested all Fund dividends and distributions in additional shares. Your Contract Value during the Accumulation Period and the amounts of annuity payments will depend upon the investment performance of the underlying Fund of the Variable Investment Option you select and/or upon the interest we credit on each Fixed Investment Option you select.


Allocating assets only to one or a small number of the Variable Investment Options (other than the Lifestyle or Index Allocation Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of Variable Investment Options that concentrate their investments in a particular business or market sector will increase the risk that your Contract Value will be more volatile since these Variable Investment Options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology-related business sectors, (b) small cap securities and (c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your financial consultant.


FIXED INVESTMENT OPTIONS. Currently, we do not make any Fixed Investment Options available, other than each Contract's DCA Fixed Investment Option. If available, Fixed Investment Options will earn interest at the rate we have set for that Fixed Investment Option. The interest rate depends upon the length of the guarantee period of the Fixed Investment Option. Under a Fixed Investment Option, we guarantee the principal value of Purchase Payments and the rate of interest credited to your Investment Account for the term of any guarantee period we may make available.


HOW CAN I CHANGE MY INVESTMENT CHOICES?

ALLOCATION OF PURCHASE PAYMENTS. You designate how your Purchase Payments are to be allocated among the Investment Options. You may change this investment allocation for future Purchase Payments at any time.

TRANSFERS AMONG INVESTMENT OPTIONS. During the Accumulation Period, you may transfer your investment amounts among Investment Options, subject to certain restrictions described below and in the section entitled "Transfers Among Investment Options". During the Pay-out Period, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in the section entitled "Transfers During Pay-out Period." However, during the Pay-out Period, you may not transfer from a Variable Investment Option to a Fixed Investment Option, or from a Fixed Investment Option to a Variable Investment Option.

The Variable Investment Options can be a prime target for abusive transfer activity. Long-term investors in a Variable Investment Option can be harmed by frequent transfer activity since such activity may expose the Variable Investment Option's corresponding Fund to increased Fund transaction costs (affecting the value of the shares) and/or disruption to the corresponding Fund manager's ability to effectively manage such corresponding Fund, both of which may result in dilution with respect to interests held for long-term investment. To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions described in more detail in this Prospectus. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.


In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.


HOW DO I ACCESS MY MONEY?


During the Accumulation Period, you may withdraw all or a portion of your Contract Value. The amount you withdraw from any Investment Option must be at least $300 or, if less, your entire balance in that Investment Option. If a partial withdrawal, plus any applicable withdrawal charge on [VF1] Contracts, would reduce your Contract Value to less than $300, we will treat your withdrawal request as a request to withdraw all of your Contract Value. Withdrawals may be subject to income tax and a 10% IRS penalty tax. If you withdraw all of your Contract Value, we may deduct the annual administration fee at that time. For [VF1] Contracts, a withdrawal charge may also apply to your withdrawal.



WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACTS?


For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. The availability of the Riders may vary by state.


Guaranteed Minimum Withdrawal Benefit Riders -- for [VF1] Contracts only


     -   INCOME PLUS FOR LIFE, OR

     -   INCOME PLUS FOR LIFE -- JOINT LIFE, OR

     -   PRINCIPAL PLUS FOR LIFE, OR

     -   PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP.


If you purchase a [VF1] Contract, you may elect to purchase any one of these optional benefit Riders, if available in your state. You may only elect one guaranteed minimum withdrawal benefit Rider. You may not be age 81 or over to purchase Income Plus for Life, and the older of you and your spouse must not be age 81 or over to purchase Income Plus for Life -- Joint Life. You may not be age 81 or older to purchase Principal Plus for Life or Principal Plus for Life Plus Automatic Annual Step-up.


We designed the guaranteed minimum withdrawal benefit Riders to make a Lifetime Income Amount available for annual withdrawals starting on a Lifetime Income Date. If you limit your annual withdrawals to the Lifetime Income Amount, we will make this benefit available for as long as you live, even after your Contract Value reduces to zero. You may extend this benefit to cover the lifetimes of you and your spouse by selecting our Income Plus for Life -- Joint Life option.

In addition, our Principal Plus for Life Riders (i.e., Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up) guarantee the return of your investments in the Contract, regardless of market performance, as long as you limit your withdrawals to a Guaranteed Withdrawal Amount each year, beginning on the date you purchase the Rider. The initial Guaranteed Withdrawal Amount equals 5% of your initial Purchase Payment for the Contract. (We do not include Purchase Payment amounts over $5 million for this purpose.) You can withdraw the Guaranteed Withdrawal Amount each year until the "Guaranteed Withdrawal Balance" is depleted to zero.

Under any of our guaranteed minimum withdrawal benefit Riders, you choose how much Contract Value to withdraw at any time. We may reduce the Lifetime Income Amount that we guarantee for future lifetime benefit payments, however, if your annual withdrawals (including any applicable withdrawal charges):

     - exceed the Lifetime Income Amount in any year after the Lifetime Income Date, or

     -   exceed certain limits, that vary by Rider, before the Lifetime Income
         Date.


Similarly, under the Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up Riders, if your withdrawals (including any applicable withdrawal charges) exceed the Guaranteed Withdrawal Amount in any year, we may reduce the Guaranteed Withdrawal Amount that we guarantee for future withdrawals.



We will pay withdrawal benefits automatically during a guaranteed minimum withdrawal benefit Rider's "Settlement Phase" that we describe in "VI. Optional Benefits."



     YOU COULD LOSE BENEFITS IF YOUR ANNUAL WITHDRAWALS EXCEED THE LIMITS
         SPECIFIED IN A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. WE MAY REDUCE THE LIFETIME INCOME AMOUNT IF YOU TAKE ANY WITHDRAWALS BEFORE THE APPLICABLE LIFETIME INCOME DATE. YOU WILL LOSE THE LIFETIME INCOME AMOUNT IF YOUR WITHDRAWALS BEFORE THE APPLICABLE LIFETIME INCOME DATE DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING "BENEFIT BASE" (FOR INCOME PLUS FOR LIFE, OR INCOME PLUS FOR LIFE -- JOINT LIFE RIDERS) OR "GUARANTEED WITHDRAWAL BALANCE" (FOR PRINCIPAL PLUS FOR LIFE AND PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDERS) TO ZERO.


We will increase the Benefit Base or Guaranteed Withdrawal Balance by a Bonus that varies by the Rider you select, if you choose not to make any withdrawals at all during certain Contract Years. We also may increase or "Step-up" the guaranteed minimum withdrawal benefit amounts on certain dates to reflect market performance or other factors. You may also increase the amounts we guarantee, depending on the Rider, by making additional Purchase Payments that we accept. WE IMPOSE SPECIAL LIMITS ON ADDING PURCHASE PAYMENTS AFTER THE INITIAL PURCHASE PAYMENT FOR CONTRACTS ISSUED WITH ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS.


IF YOU ELECT TO PURCHASE ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS, YOU MAY INVEST YOUR CONTRACT VALUE ONLY IN THE INVESTMENT OPTIONS WE MAKE AVAILABLE FOR THESE BENEFITS. WE ALSO RESERVE THE RIGHT TO IMPOSE ADDITIONAL RESTRICTIONS ON INVESTMENT OPTIONS AT ANY TIME. If we do impose additional restrictions, any amounts you allocated to a permitted Investment Option will not be affected by the restriction as long as it remains in that Investment Option (We describe the currently available Investment Options for Contracts issued with any of the guaranteed minimum withdrawal benefit Riders in "VI. Optional Benefits.")



The Automatic Annual Step-up version of the Principal Plus for Life Rider enhances the guarantees we provide in the standard Principal Plus for Life Rider for the additional fee described in the Fee Tables.



THE AMOUNT THAT MAY BE PROVIDED BY MORE FREQUENT "STEP-UP" DATES UNDER THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER, MAY, OVER TIME, BE MORE THAN OFFSET BY THE ADDITIONAL FEE ASSOCIATED WITH THIS RIDER COMPARED TO THE PRINCIPAL PLUS FOR LIFE RIDER. For additional information on these Riders, please see "VI. Optional Benefits."





Annual Step Death Benefit Rider


You may elect to purchase the optional Annual Step Death Benefit Rider, if available in your state. Under the Annual Step Death Benefit Rider, we guarantee a minimum death benefit up to the Maturity Date based on the Contract's highest "Anniversary Value" that may be achieved before you (or any joint Owner) reach 81 years old. The Annual Step Death Benefit is available only at Contract issue and cannot be revoked once elected. You may not purchase the Annual Step Death Benefit Rider, however, if you (or any joint Owner) have attained age 80.






WHAT CHARGES DO I PAY UNDER MY CONTRACT?


Your Contract has an annual Contract fee of $30. Your Contract also has asset-based charges to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contract. These charges do not apply to assets you have in a Fixed Investment Option. We take the deduction proportionally from each of your Variable Investment Options.

We make deductions for any applicable taxes based on the amount of a Purchase Payment. If you elect a Rider, we also deduct the Rider charges shown in the Fee Tables proportionally from each of your Investment Options, based on your value in each.


For [VF1] Contracts, we may assess a withdrawal charge if you withdraw some of your Purchase Payments from your Contract prior to the Maturity Date, or if you surrender your Contract, in its entirety, for cash prior to the Maturity Date. The amount of this charge will depend on the number of years that have passed since we received your Purchase Payments, as shown in the Fee Tables.


WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrenders and systematic withdrawals);

     -   payment of any death benefit proceeds; and

     -   periodic payments under one of our annuity payment options.

How much you will be taxed on distribution is based upon complex tax rules and depends on matters such as:

     -   the type of the distribution;

     -   when the distribution is made;

     -   the nature of any Qualified Plan for which the Contract is being used;
         and

     -   the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.

Special 10% tax penalties apply in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that distributions from a Contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.

IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS AND PROTECTION THROUGH LIVING GUARANTEES, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.


We provide additional information on taxes in "VIII. Federal Tax Matters." We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult with their legal counsel and tax advisor regarding the suitability of the Contract.



CAN I RETURN MY CONTRACT?



In most cases, you have the right to cancel your Contract within 10 days (or longer in some states) after you receive it. In most states, you will receive a refund equal to the Contract Value (minus any Unpaid Loans) on the date of cancellation, which may be increased by any charges for premium taxes deducted by us to that date. In some states, or if your Contract is issued as an "IRA," you will receive a refund of any Purchase Payments you made. The date of cancellation is the date we receive the Contract.


WILL I RECEIVE A CONFIRMATION STATEMENT?

We will send you a confirmation statement for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

                                 III. Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Contract. These fees are more completely described in this Prospectus under "VII. Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.



                      CONTRACT OWNER TRANSACTION EXPENSES(A)



                                                  [VF1](B)            [VF2]
MAXIMUM WITHDRAWAL CHARGE                  6% in the first year       0%
(as percentage of Purchase Payments)      6% in the second year
                                           5% in the third year
                                          4% in the fourth year
                                           3% in the fifth year
                                           2% in the sixth year
                                          1% in the seventh year
                                              0% thereafter

TRANSFER FEE(C)
  Maximum Fee                                      $25               $25
  Current Fee                                       $0                $0



A State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "VII. Charge and Deductions -- Premium Taxes").



B We take this charge if you withdraw Contract Value or surrender a [[VF1]] Contract during the specified year measured from the date of each Purchase Payment.



C We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.



THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.



              PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES



                                              [[VF1]]      [VF2]

ANNUAL CONTRACT FEE(1)                            $30         $30

ANNUAL SEPARATE ACCOUNT EXPENSES(2)
(as a percentage of average Contract Value)
  Mortality and Expense Risk Fee              [0.95%]     [0.95%]
  Daily Administration Fee                    [0.15%]     [0.15%]
  Full Access Fee                               n/a       [0.50%]

TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES        [1.10%]     [1.60%]
(With No Optional Riders Reflected)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT
  Optional Annual Step Death Benefit Fee      [0.20%]     [0.20%]
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(3)       [1.30%]     [1.80%]

1 We will not assess the $30 annual Contract fee under a Contract if at the time of its assessment the Contract Value is greater than or equal to $99,000.



2 A daily charge reflected as an annual percentage of the Variable Investment Options



3     The amount shown includes the Mortality and Expense Risk Fee.




FEES DEDUCTED FROM CONTRACT VALUE
(as a percentage of Adjusted Guaranteed Withdrawal Balance)
Optional Guaranteed Minimum Withdrawal Benefit Riders -- [VF1] Contracts only
 (You may select only one of the following. We deduct the fee on an annual basis from Contract Value.)



                                                              [VF2 CONTRACTS]
                               [VF1 CONTRACTS]
INCOME PLUS FOR LIFE(1)
 Maximum Fee                             1.20%                   Not offered
 Current Fee                             0.60%                   Not offered

   INCOME PLUS FOR LIFE --
         JOINT LIFE(2)
(not available in New York)
 Maximum Fee                             1.20%                   Not offered
 Current Fee                             0.60%                   Not offered

PRINCIPAL PLUS FOR LIFE(3)
 Maximum Fee                             0.75%                   Not offered
 Current Fee                             0.40%                   Not offered

PRINCIPAL PLUS FOR LIFE PLUS
AUTOMATIC ANNUAL STEP-UP(4)
 Maximum Fee                             1.20%                   Not offered
 Current Fee                             0.60%                   Not offered



1 The current charge for the Income Plus for Life Rider is 0.60% of the Adjusted Benefit Base. We reserve the right to increase the charge to a maximum charge of 1.20 % if the Benefit Base is "Stepped-up" to equal the Contract Value.



2 The current charge for the Income Plus for Life -- Joint Life Rider is 0.60% of the Adjusted Benefit Base. We reserve the right to increase the charge to a maximum charge of 1.20 % if the Benefit Base is "Stepped-up" to equal the Contract Value.



3 The current charge for the Principal Plus for Life Rider is 0.40% of the Adjusted Guaranteed Withdrawal Benefit amount. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Benefit amount is "Stepped-up" to equal the Contract Value.



4 The current charge for the Principal Plus for Life Plus Automatic Annual Step-up Rider is 0.60% of the Adjusted Guaranteed Withdrawal Benefit amount. We reserve the right to increase the charge to a maximum charge of 1.20% if the Guaranteed Withdrawal Benefit amount is "Stepped-up" to equal the Contract Value.



THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.



TOTAL ANNUAL FUND OPERATING EXPENSES                                          MINIMUM           MAXIMUM
------------------------------------                                          -------           -------
Range of expenses that are deducted from Fund assets, including
management fees, Rule 12b-1 fees, and other expenses                            [ ]               [ ]




EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a [VF1] Contract with the optional benefit Riders shown below. Example 2 pertains to a [VF1] Contract without optional benefit Riders. Examples 3 and 4 pertain, respectively, to a [VF2] Contract with an Annual Step Death Benefit Rider and a [VF2] Contract without any optional Rider.



EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES -- [VF1] CONTRACT WITH OPTIONAL BENEFIT RIDERS



The following example assumes that you invest $10,000 in a [VF1] Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



[VF1] CONTRACT WITH OPTIONAL INCOME PLUS FOR LIFE AND ANNUAL STEP DEATH BENEFIT RIDERS
                                                          1 YEAR         3 YEARS        5 YEARS         10 YEARS
                                                          ------         -------        -------         --------
If you surrender the Contract at the end of the
applicable time period:                                     [ ]            [ ]             [ ]            [ ]
If you annuitize, or do not surrender the Contract
at the end of the applicable time period:                   [ ]            [ ]             [ ]            [ ]



EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES -- [VF1] CONTRACT WITH NO OPTIONAL BENEFIT RIDERS



The next example assumes that you invest $10,000 in a [VF1] Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



[VF1] CONTRACT WITH NO OPTIONAL BENEFIT RIDERS
                                                            1 YEAR         3 YEARS        5 YEARS       10 YEARS
                                                            ------         -------        -------       --------
If you surrender the Contract at the end of the
applicable time period:                                       [ ]            [ ]            [ ]            [ ]
If you annuitize, or do not surrender the Contract at
the end of the applicable time period:                        [ ]            [ ]            [ ]            [ ]



EXAMPLE 3: MAXIMUM FUND OPERATING EXPENSES -- [VF2] CONTRACT WITH OPTIONAL BENEFIT RIDER



The following example assumes that you invest $10,000 in a [VF2] Contract with the optional benefit Rider shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



[VF2] CONTRACT WITH OPTIONAL ANNUAL STEP DEATH BENEFIT RIDER
                                                          1 YEAR         3 YEARS        5 YEARS         10 YEARS
                                                          ------         -------        -------         --------
If you surrender, annuitize or do not surrender the
Contract at the end of the applicable time period:          [ ]            [ ]             [ ]            [ ]



EXAMPLE 4: MINIMUM FUND OPERATING EXPENSES -- [VF2] CONTRACT WITHOUT OPTIONAL BENEFIT RIDER



The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Rider. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



[VF2] CONTRACT WITHOUT OPTIONAL BENEFIT RIDER
                                                            1 YEAR         3 YEARS        5 YEARS       10 YEARS
                                                            ------         -------        -------       --------
If you surrender, annuitize or do not surrender the
Contract at the end of the applicable time period:            [ ]            [ ]            [ ]            [ ]

THE FOLLOWING TABLES DESCRIBE THE OPERATING EXPENSES FOR EACH OF THE FUNDS, AS A PERCENTAGE OF THE FUND'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLES. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLES.

The Funds available may be restricted if you purchase a guaranteed minimum withdrawal benefit rider (See Optional Benefits).


                                                                            ACQUIRED
                                                                            FUND FEES       TOTAL         CONTRACTUAL       NET
                                       MANAGEMENT      12B-1     OTHER         AND        OPERATING         EXPENSE      OPERATING
                                          FEES         FEES   EXPENSES(1)   EXPENSES     EXPENSES(2)     REIMBURSEMENT   EXPENSES
                                          ----         ----   -----------   --------     -----------     -------------   --------
JOHN HANCOCK TRUST (SERIES II):
[Blue Chip Growth(3)                      0.81%       0.25%      0.02%          --          1.08%              --          1.08%
Capital Appreciation                      0.75%       0.25%      0.03%          --          1.03%              --          1.03%
Classic Value                             0.80%       0.25%      0.11%          --          1.16%              --          1.16%
Core Equity                               0.78%       0.25%      0.05%          --          1.08%              --          1.08%
Equity-Income(3)                          0.81%       0.25%      0.03%          --          1.09%              --          1.09%
Financial Services                        0.82%       0.25%      0.04%          --          1.11%              --          1.11%
Franklin Templeton Founding
  Allocation(4,5)                         0.05%       0.25%      0.07%        0.97%         1.34%            0.09%         1.25%
Fundamental Value                         0.77%       0.25%      0.04%          --          1.06%              --          1.06%
Global Allocation                         0.85%       0.25%      0.13%          --          1.23%              --          1.23%
Global Bond                               0.70%       0.25%      0.10%          --          1.05%              --          1.05%
Health Sciences(3)                        1.05%       0.25%      0.09%          --          1.39%              --          1.39%
High Income(4)                            0.68%       0.25%      0.06%          --          0.99%              --          0.99%
High Yield                                0.66%       0.25%      0.05%          --          0.96%              --          0.96%
Income & Value                            0.79%       0.25%      0.07%          --          1.11%              --          1.11%
Index Allocation(6)                       0.05%       0.25%      0.09%        0.53%         0.92%            0.12%         0.80%
International Core                        0.89%       0.25%      0.10%          --          1.24%              --          1.24%
International Opportunities               0.89%       0.25%      0.11%          --          1.25%              --          1.25%
International Small Cap                   0.92%       0.25%      0.19%          --          1.36%              --          1.36%
International Value(7)                    0.82%       0.25%      0.11%          --          1.18%              --          1.18%
Investment Quality Bond                   0.60%       0.25%      0.07%          --          0.92%              --          0.92%
Lifestyle Aggressive                      0.04%       0.25%      0.02%        0.90%         1.21%              --          1.21%
Lifestyle Balanced                        0.04%       0.25%      0.01%        0.84%         1.14%              --          1.14%
Lifestyle Conservative                    0.04%       0.25%      0.02%        0.78%         1.09%              --          1.09%
Lifestyle Growth                          0.04%       0.25%      0.01%        0.87%         1.17%              --          1.17%
Lifestyle Moderate                        0.04%       0.25%      0.02%        0.81%         1.12%              --          1.12%
Mid Cap Index                             0.48%       0.25%      0.04%          --          0.77%              --          0.77%
Mid Cap Intersection(4)                   0.87%       0.25%      0.07%          --          1.19%              --          1.19%
Mid Cap Stock                             0.84%       0.25%      0.04%          --          1.13%              --          1.13%
Money Market                              0.48%       0.25%      0.03%          --          0.76%              --          0.76%
Natural Resources                         1.00%       0.25%      0.06%          --          1.31%              --          1.31%
Pacific Rim                               0.80%       0.25%      0.22%          --          1.27%              --          1.27%
Real Estate Securities                    0.70%       0.25%      0.03%          --          0.98%              --          0.98%
Science & Technology                      1.05%       0.25%      0.09%          --          1.39%              --          1.39%
Small Cap Growth                          1.07%       0.25%      0.08%          --          1.40%              --          1.40%
Small Cap Opportunities                   0.99%       0.25%      0.03%          --          1.27%              --          1.27%
Small Cap Value                           1.06%       0.25%      0.06%          --          1.37%              --          1.37%
Small Company Value(3)                    1.02%       0.25%      0.06%          --          1.33%              --          1.33%
Strategic Bond                            0.68%       0.25%      0.07%          --          1.00%              --          1.00%
Total Return                              0.70%       0.25%      0.06%          --          1.01%              --          1.01%
U.S. Government Securities(8)             0.61%       0.25%      0.08%          --          0.94%              --          0.94%
U.S. Large Cap                            0.83%       0.25%      0.03%          --          1.11%              --          1.11%
Value                                     0.74%       0.25%      0.05%          --          1.04%              --          1.04%
Value & Restructuring                     0.74%       0.25%      0.05%          --          1.04%              --          1.04%]


----------
* See notes beginning after next table.

                                                 FEEDER FUNDS(9)
                                                                                              MASTER FUND(9)                TOTAL
                                                                         TOTAL                                            MASTER &
                                    MANAGEMENT    12B-1      OTHER     OPERATING     MANAGEMENT      12B-1      OTHER      FEEDER
                                       FEES       FEES     EXPENSES    EXPENSES       FEES(10)       FEES     EXPENSES    EXPENSES
                                       ----       ----     --------    --------       --------       ----     --------    --------
[American Asset Allocation(4)           --        0.75%      0.03%       0.78%          0.32%          --       0.01%       1.11%
American Bond                           --        0.50%      0.03%       0.53%          0.41%        0.25%      0.01%       1.20%
American Global Growth(4)               --        0.75%      0.03%       0.78%          0.55%          --       0.04%       1.37%
American Global Small
  Capitalization(4)                     --        0.75%      0.03%       0.78%          0.72%          --       0.05%       1.55%
American Growth                         --        0.50%      0.03%       0.53%          0.32%        0.25%      0.02%       1.12%
American Growth-Income                  --        0.50%      0.03%       0.53%          0.27%        0.25%      0.01%       1.06%
American High -Income Bond(4)           --        0.75%      0.03%       0.78%          0.48%          --       0.01%       1.27%
American International                  --        0.50%      0.03%       0.53%          0.50%        0.25%      0.05%       1.33%
American New World(4)                   --        0.75%      0.03%       0.78%          0.81%          --       0.08%       1.67%]


NOTES TO FUND EXPENSE TABLES

1 The Adviser has voluntarily agreed to limit Other Expenses as described under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements" in the Fund's prospectus. The Adviser may terminate this limitation at any time upon notice to JHT.


2 The "Total Operating Expenses" include fees and expenses incurred indirectly by a Fund as a result of its investment in other investment companies (each, an "Acquired Fund"). Acquired Fund Fees and Expenses are estimated, not actual, amounts based on the Fund's current fiscal year.


3 The Adviser has voluntarily agreed to waive a portion of its advisory fee for each of these T. Rowe Price subadvised funds as described under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements" in the Fund's prospectus. The Adviser may terminate this waiver at any time upon notice to the Trust.

4 For Funds that have not started operations or have operations of less than six months as of December 31, 2006, expenses are based on estimates which reflect what actual expenses are expected to be incurred over the next year.

5 The Franklin Templeton Founding Allocation Trust is subject to an expense reimbursement as noted under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements." This contractual expense reimbursement will remain in effect until May 1, 2008, but may be terminated by the adviser any time after May 1, 2008. If expenses were not reimbursed, expenses reflected in the table would be higher. The Franklin Templeton Founding Allocation Trust currently invests in the Global Trust, the Mutual Shares Trust and the Income Trust. The expenses of each of these funds are set forth above.

6 The Adviser has contractually agreed to reimburse expenses of the Index Allocation Trust as described under "Management of JHT -- Contractual Expenses Limit" until May 1, 2008.

7 The Adviser has voluntarily agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the International Value Trust does not exceed 0.45% of the Fund's average net assets. For the year ended December 31, 2006, the effective annual advisory fee reflecting these waivers for the International Value Trust was 0.80%. The Net Operating Expenses for International Value Trust Series II reflecting these waivers was 1.16%. This advisory fee waiver may be rescinded at any time.

8 The Advisory fees were changed during the previous fiscal year. Rates shown reflect what the advisory fees would have been during the fiscal year 2006 had the new rates been in effect for the whole year.

9 A "feeder fund" means that the Fund does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. The prospectus of the master fund for each of these feeder funds will be delivered together with this Prospectus. Each feeder fund is invested in Series II of the Fund. The American Asset Allocation, American Global Growth, American Global Small Capitalization, American High-Income Bond and American New World Trusts are invested in class I shares of the American Fund Master Fund. The American Bond, American Growth, American Growth-Income and American International Trusts are invested in class II shares of the American Fund Master Fund.

10 Capital Research Management Company (the adviser to the master fund for each of the JHT feeder funds) is waiving a portion of its management fee. The fees shown do not reflect the waiver. See the financial highlights table in the American Funds prospectus or annual report for further information.

LOCATION OF FINANCIAL STATEMENTS. Our financial statements and those of our respective Separate Account may be found in the Statement of Additional Information.

      IV. General Information about Us, the Separate Accounts and the Funds

THE COMPANIES

We are subsidiaries of Manulife Financial Corporation.

Your Contract is issued by either John Hancock USA or John Hancock New York. Please refer to your Contract to determine which Company issued your Contract.

John Hancock USA, formerly known as "The Manufacturers Life Insurance Company (U.S.A.)," is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805.

John Hancock New York, formerly known as "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock USA and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its principal office is located at 100 Summit Lake Drive, Valhalla New York 10595. John Hancock New York also has an Annuities Service Center at 601 Congress Street, Boston, Massachusetts 02210-2805.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

John Hancock USA and John Hancock New York have received the following ratings from independent rating agencies:

AAA                            Extremely strong financial security
Standard & Poor's              characteristics; 1st category of 21
A++                            Superior companies have a very strong
A.M. Best                      ability to meet their obligations; 1st
                               category of 16
AA+                            Very strong capacity to meet
Fitch                          policyholder and contract obligations;
                               2nd category of 24

John Hancock USA has also received the following rating from Moody's:


Aa2                            Excellent in financial strength; 3rd
Moody's                        category of 21


These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned as a measure of John Hancock USA's and John Hancock New York's ability to honor any guarantees provided by the Contract and any applicable optional Riders, but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Fund.

With respect to the fixed portion of the Contracts issued by John Hancock USA, The Manufacturers Life Insurance Company unconditionally guarantees to make funds available to John Hancock USA for the timely payment of contractual claims pursuant to a Guarantee Agreement dated March 31, 1996. The guarantee may be terminated by The Manufacturers Life Insurance Company upon notice to John Hancock USA. Termination will not affect The Manufacturers Life Insurance Company's continuing liability with respect to all fixed annuity contracts and fixed investment options issued by John Hancock USA prior to the termination of the guarantee except if:

      - the liability to pay contractual claims under the contracts is assumed by another insurer; or

      - we are sold and the buyer's guarantee is substituted for The Manufacturers Life Insurance Company's guarantee.

THE SEPARATE ACCOUNTS

We use our Separate Accounts to support the Variable Investment Options you choose.

You do not invest directly in the Funds made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Fund through one of our Separate Accounts. We hold the Fund's shares in a "Sub-Account" (usually with a name similar to that of the corresponding Fund) of the applicable Separate Account. A Separate Account's assets (including the Fund's shares) belong to the Company that maintains that Separate Account.

For Contracts issued by John Hancock USA, we purchase and hold Fund shares in John Hancock Life Insurance Company (U.S.A.) Separate Account H. John Hancock USA, then known as The Manufacturers Life Insurance Company (U.S.A.), became the owner of this Separate Account in a merger transaction with The Manufacturers Life Insurance Company of North America ("Manulife North America") on January 1, 2002. Manulife North America initially established Separate Account H on August 24, 1984 as a separate account under the laws of Delaware. When Manulife North America merged with John Hancock USA, John Hancock USA became the owner of Separate Account H and reestablished it as a Separate Account under the laws of Michigan. As a result of this merger, John Hancock USA became the owner of all of Manulife North America's assets, including the assets of Separate Account H, and assumed all of Manulife North America's obligations including those under its contracts. The merger had no other effects on the terms and conditions of contracts issued prior to January 1, 2002.

For Contracts issued by John Hancock New York, we purchase and hold Fund shares in John Hancock Life Insurance Company of New York Separate Account A. John Hancock New York established this Separate Account on March 4, 1992 as a separate account under the laws of New York.

The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Account may not be charged with liabilities arising out of any of the respective Company's business.

We reserve the right, subject to compliance with applicable law, to add other Sub-Accounts, eliminate existing Sub-Accounts, combine Sub-Accounts or transfer assets in one Sub-Account to another Sub-Account that we, or an affiliated company, may establish. We will not eliminate existing Sub-Accounts or combine Sub-Accounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Accounts with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as unit investment trusts. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. If a Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, that Company's Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE FUNDS

When you select a Variable Investment Option, we invest your money in a Sub-Account of our Separate Account and it invests in shares of a corresponding Fund of John Hancock Trust.

THE FUNDS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Funds are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Funds also may be available through participation in certain qualified pension or retirement plans.

Investment Management

The Funds' investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Funds are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Fund described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE FUNDS HELD IN OUR SEPARATE ACCOUNT.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Funds. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a Subadviser for a Fund or the fees paid to Subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a Subadviser that is an affiliate of JHIMS LLC or the John Hancock Trust (other than by reason of serving as Subadviser to a portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Fund are no longer available for investment or in our judgment investment in a Fund becomes inappropriate, we may eliminate the shares of a Fund and substitute shares of another Fund, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Fund Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees, Rule 12b-1 fees and other operating expenses for these Fund shares as a percentage (rounded to two decimal places) of each Fund's average daily net assets for 2006, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Funds are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any Separate Account Investment Options you select.

The Funds pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Funds. The amount of this compensation is based on a percentage of the assets of the Fund attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Fund to Fund and among classes of shares within a Fund. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Fund's assets and paid for the services we or our affiliates provide to that Fund. In addition, compensation payments of up to 0.45% of assets may be made by a Fund's investment adviser or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" Funds of the John Hancock Trust for the marketing support services it provides (see Distribution of Contracts in "IX. General Matters."). Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Total Annual Fund Operating Expenses table.

Funds-of-Funds and Master-Feeder Funds


Each of the John Hancock Trust's [Index Allocation, Franklin Templeton Founding Allocation, Lifestyle Aggressive, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Funds] ("JHT Funds of Funds") is a "fund-of funds" that invest in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying funds for that Fund, including expenses and associated investment risks.



Each of the John Hancock Trust's [American Asset Allocation, American Bond, American Global Growth, American Global Small Cap, American Growth, American Growth-Income, American High Income Bond, American International, and American New World Trust] ("JHT American Funds") invests in Series 1 or Series 2 shares of the corresponding investment portfolio of a "master" fund. The JHT American Funds operate as "feeder funds," which means that the each Fund does not buy investment securities directly. Instead, it invests in a corresponding "master fund" which in turn purchases investment securities. Each of the JHT American Funds has the same investment objective and limitations as its corresponding master fund. The combined master and feeder 12b-1 fees for each JHT American Fund total 0.75% of net assets. The prospectus for the American Fund master funds is included with the prospectuses for the JHT American Funds.


Fund Investment Objectives and Strategies

You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts. You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS (INCLUDING THE PROSPECTUS FOR A MASTER FUND FOR ANY OF THE FUNDS THAT ARE OPERATED AS "FEEDER FUNDS"), WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST

      We show the Fund's manager (i.e., subadviser) in bold above the name of the Fund and we list the Funds alphabetically by subadviser.


            The Funds available may be restricted if you purchase a [[VF1]] Contract with a guaranteed minimum withdrawal benefit Rider (see VI. Optional Benefits).



[CAPITAL GUARDIAN TRUST COMPANY
   Income & Value Trust             Seeks the balanced accomplishment of (a)
                                    conservation of principal and (b) long-term
                                    growth of capital and income. To do this,
                                    the Fund invests its assets in both equity
                                    and fixed income securities based on the
                                    expected returns of the portfolios.

   U.S. Large Cap Trust             Seeks long-term growth of capital and
                                    income. To do this, the Fund invests at
                                    least 80% of its net assets in equity and
                                    equity-related securities of quality
                                    large-cap U.S. companies that will
                                    outperform their peers over time.

CAPITAL RESEARCH AND MANAGEMENT
 COMPANY                            (Adviser to the American Fund Insurance
                                    Series) -  ADVISER TO MASTER FUND

   American Asset Allocation Trust  Seeks to provide high total return
                                    (including income and capital gains)
                                    consistent with preservation of capital over the long term. To do this, the Fund invests all of its assets in the master fund, Class
                                    1 shares of the American Funds Insurance
                                    Series Asset Allocation Fund, which invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments.

   American Bond Trust              Seeks to maximize current income and
                                    preserve capital. To do this, the Fund
                                    invests all of its assets in the master
                                    fund, Class 2 shares of the American Funds
                                    Insurance Series Bond Fund, which normally
                                    invests at least 80% of its assets in bonds,
                                    with at least 65% in investment-grade debt
                                    securities and up to 35% in lower rated
                                    fixed income securities.

   American Global Growth Trust     Seeks to make the shareholders' investment
                                    grow over time. To do this, the Fund invests
                                    all of its assets in the master fund, Class
                                    1 shares of the American Funds Insurance
                                    Series Global Growth Fund, which invests
                                    primarily in common stocks of companies
                                    located around the world.

   American Global Small Cap Trust  Seeks to make the shareholders' investment grow over time. To do this, the Fund invests all of its assets in the master fund, Class
                                    1 shares of the American Funds Insurance
                                    Series Global Small Capitalization Fund, which invests primarily in stocks of smaller companies located around the world.
                                    Normally, the Fund invests at least 80% of its assets in equity securities of companies with small market capitalizations.

   American Growth Trust            Seeks to make the shareholders' investment
                                    grow. To do this, the Fund invests all of
                                    its assets in the master fund, Class 2
                                    shares of the American Funds Insurance
                                    Series Growth Fund, which invests primarily
                                    in common stocks of companies that appear to
                                    offer superior opportunities for growth of
                                    capital.

   American Growth-Income Trust     Seeks to make the shareholders' investments
                                    grow and to provide the shareholder with
                                    income over time. To do this, the Fund
                                    invests all of its assets in the master
                                    fund, Class 2 shares of the American Funds
                                    Insurance Series Growth-Income, which
                                    invests primarily in common stocks or other
                                    securities that demonstrate the potential
                                    for appreciation and/or dividends.

   American High Income Bond Trust  Seeks to provide a high level of current income and, secondarily, capital
                                    appreciation. To do this, the Fund invests all of its assets in the master fund, Class
                                    1 shares of the American Funds Insurance
                                    Series High-Income Bond Fund, which invests at least 65% of its assets in higher yielding and generally lower quality debt securities, and normally invests at least
                                    80% in bonds and up to 20% in equity
                                    securities.

   American International Trust     Seeks to make the shareholders' investment
                                    grow. To do this, the Fund invests all of
                                    its assets in the master fund, Class 2
                                    shares of the American Funds Insurance
                                    Series International Fund, which invests
                                    primarily in common stocks of companies
                                    located outside the United States.

   American New World Trust         Seeks to make the shareholders' investment
                                    grow over time. To do this, the Fund invests
                                    all of its assets in the master fund, Class
                                    1 shares of the American Funds Insurance
                                    Series New World Fund, which invests
                                    primarily in stocks of companies with
                                    significant exposure to countries with
                                    developing economies and/or markets.

DAVIS SELECTED ADVISERS, L.P.

   Financial Services Trust         Seeks growth of capital. To do this, the
                                    Fund invests at least 80% of its net assets
                                    in companies that are principally engaged in
                                    financial services.

   Fundamental Value Trust          Seeks growth of capital. To do this, the
                                    Fund invests in common stocks of U.S.
                                    companies with durable business models that
                                    can be purchased at attractive valuations
                                    relative to their intrinsic value.

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. ("DIMA") (1)

   Real Estate Securities Trust     Seeks to achieve a combination of long-term
                                    capital appreciation and current income. To
                                    do this, the Fund invests at least 80% of
                                    its net assets in equity securities of REITs
                                    and real estate companies.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

   International Core Trust         Seeks high total return. To do this, the
                                    Fund typically invests at least 80% of its
                                    total assets in a diversified portfolio of
                                    equity investments from a number of
                                    developed markets outside the U.S.

JENNISON ASSOCIATES LLC

   Capital Appreciation Trust       Seeks long-term growth of capital. To do
                                    this, the Fund invests at least 65% of its
                                    total assets in equity and equity-related
                                    securities of companies that exceed $1
                                    billion in market capitalization and have
                                    above-average growth prospects.

LEGG MASON CAPITAL MANAGEMENT, INC.

   Core Equity Trust                Seeks long-term capital growth. To do this,
                                    the Fund invests at least 80% of its net
                                    assets in equity securities that offer the
                                    potential for capital growth by purchasing
                                    securities at large discounts relative to
                                    their intrinsic value.

MARSICO CAPITAL MANAGEMENT, LLC

  International Opportunities Trust Seeks long-term growth of capital. To do this, the Fund invests at least 65% of its total assets in common stocks of at least three different foreign companies of any size that are selected for their long-term growth potential.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (2)

   Franklin Templeton Founding
   Allocation Trust                 Seeks long-term growth of capital. To do
                                    this, the Fund invests primarily in three
                                    JHT portfolios subadvised by Franklin
                                    Templeton: Global Trust, Income Trust and
                                    Mutual Shares Trust. The Fund is a fund of
                                    funds and is also authorized to invest in
                                    NAV shares of many other JHT portfolios and
                                    other investment

                                    companies.

   Index Allocation Trust           Seeks long term growth of capital. Current
                                    income is also a consideration. To do this,
                                    the Fund invests approximately 70% of its
                                    total assets in JHT index portfolios which
                                    invest primarily in equity securities and
                                    approximately 30% of its total assets in JHT
                                    Funds which invest primarily in fixed income
                                    securities.

   Lifestyle Aggressive             Seeks long-term growth of capital. Current
                                    income is not a consideration. To do this,
                                    the Fund invests 100% of its assets in JHT
                                    Funds which invest primarily in equity
                                    securities.

   Lifestyle Balanced               Seeks a balance between a high level of
                                    current income and growth of capital, with a
                                    greater emphasis on growth of capital. To do
                                    this, the Fund invests approximately 40% of
                                    its assets in JHT Funds which invest
                                    primarily in fixed income securities and
                                    approximately 60% in Funds which invest
                                    primarily in equity securities.

   Lifestyle Conservative           Seeks a high level of current income with
                                    some consideration given to growth of
                                    capital. To do this, the Fund invests
                                    approximately 80% of its assets in JHT Funds
                                    which invest primarily in fixed income
                                    securities and approximately 20% in Funds
                                    which invest primarily in equity securities.

   Lifestyle Growth                 Seeks long-term growth of capital. Current
                                    income is also a consideration. To do this,
                                    the Fund invests approximately 20% of its
                                    assets in JHT Funds which invest primarily
                                    in fixed income securities and approximately
                                    80% in Funds which invest primarily in
                                    equity securities.

   Lifestyle Moderate               Seeks a balance between a high level of
                                    current income and growth of capital, with a
                                    greater emphasis on income. To do this, the
                                    Fund invests approximately 60% of its assets
                                    in JHT Funds which invest primarily in fixed
                                    income securities and approximately 40% in
                                    Funds which invest primarily in equity
                                    securities.

   Mid Cap Index Trust              Seeks to approximate the aggregate total
                                    return of a mid cap U.S. domestic equity
                                    market index. To do this, the Fund invests
                                    at least 80% of its net assets in the common
                                    stocks in the S&P Mid Cap 400 Index(3) and
                                    securities that as a group behave in a
                                    manner similar to the index.

   Money Market Trust               Seeks to obtain maximum current income
                                    consistent with preservation of principal
                                    and liquidity. To do this, the Fund invests
                                    in high quality, U.S. dollar denominated
                                    money market instruments.

   Pacific Rim Trust                Seeks to achieve long-term growth of
                                    capital. To do this, the Fund invests at
                                    least 80% of its net assets in common stocks
                                    and equity-related of securities
                                    established, larger-capitalization non-U.S.
                                    companies located in the Pacific Rim region,
                                    including emerging markets.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC

   High Income Trust                Seeks a high level of current income;
                                    capital appreciation is a secondary goal. To
                                    do this, the Fund invests at least 80% of
                                    its net assets in U.S. and foreign
                                    fixed-income securities that are rated BB/Ba
                                    or lower or are unrated equivalents.

MUNDER CAPITAL MANAGEMENT

   Small Cap Opportunities Trust    Seeks long-term capital appreciation. To do
                                    this, the Fund invests at least 80% of its
                                    net assets in equity securities of
                                    small-capitalization companies.


PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

    Global Bond Trust               Seeks maximum total return, consistent with
                                    preservation of capital and prudent
                                    investment management. To do this, the Fund
                                    invests at least 80% of its net assets in
                                    fixed income instruments, futures contracts
                                    (including related options) with respect to
                                    such securities and options on such
                                    securities.

    Total Return Trust              Seeks maximum total return, consistent with
                                    preservation of capital and prudent

                                    investment management. To do this, the Fund invests at least 65% of its total assets in a diversified fund of fixed income instruments of varying maturities.

PZENA INVESTMENT MANAGEMENT, LLC

    Classic Value Trust             Seeks long-term growth of capital. To do
                                    this, the Fund invests at least 80% of its
                                    assets in domestic equity securities of
                                    companies that are currently undervalued
                                    relative to the market, based on estimated
                                    future earnings and cash flow.

RCM CAPITAL MANAGEMENT LLC & T. ROWE PRICE ASSOCIATES, INC.

    Science & Technology Trust      Seeks long-term growth of capital. Current
                                    income is incidental to the Fund's
                                    objective. To do this, the Fund invests at
                                    least 80% of its net assets in the common
                                    stocks of companies expected to benefit from
                                    the development, advancement, and/or use of
                                    science and technology.

T. ROWE PRICE ASSOCIATES, INC.

    Blue Chip Growth Trust          Seeks to provide long-term growth of
                                    capital. Current income is a secondary
                                    objective. To do this, the Fund invests at
                                    least 80% of its net assets in the common
                                    stocks of large and medium-sized blue chip
                                    growth companies that are well established
                                    in their industries.

    Equity-Income Trust             Seeks to provide substantial dividend income
                                    and also long-term capital appreciation. To
                                    do this, the Fund invests at least 80% of
                                    its net assets in equity securities, with
                                    65% in common stocks of well-established
                                    companies paying above-average dividends.

    Health Sciences Trust           Seeks long-term capital appreciation. To do
                                    this, the Fund invests at least 80% of its
                                    net assets in common stocks of companies
                                    engaged in the research, development,
                                    production, or distribution of products or
                                    services related to health care, medicine,
                                    or the life sciences.

    Small Company Value Trust       Seeks long-term growth of capital. To do
                                    this, the Fund will invest at least 80% of
                                    its net assets in small companies whose
                                    common stocks are believed to be
                                    undervalued.

TEMPLETON INVESTMENT COUNSEL, LLC

    International Small Cap Trust   Seeks long-term capital appreciation. To do
                                    this, the Fund invests at least 80% of its
                                    net assets in securities issued by foreign
                                    small-cap companies in emerging markets.

    International Value Trust       Seeks long-term growth of capital. To do
                                    this, the Fund invests at least 65% of its
                                    total assets in equity securities of
                                    companies located outside the U.S.,
                                    including in emerging markets, and generally
                                    up to 25% of its total assets in debt
                                    securities of companies and governments
                                    located anywhere in the world.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

 Global Allocation Trust            Seeks total return, consisting of long-term
                                    capital appreciation and current income. To
                                    do this, the Fund invests in equity and
                                    fixed income securities of issuers located
                                    within and outside the U.S. based on
                                    prevailing market conditions.

UST ADVISERS, INC.

Value & Restructuring Trust         Seeks long-term capital appreciation. To do
                                    this, the Fund invests at least 65% of its
                                    total assets in common stocks of U.S. and
                                    foreign companies whose share price does not
                                    reflect the economic value of the company's
                                    assets, but where restructuring efforts or
                                    industry consolidation will serve to
                                    highlight the true value of the company.

VAN KAMPEN (A REGISTERED TRADE NAME OF MORGAN STANLEY INVESTMENT MANAGEMENT
 INC.)
    Value Trust                     Seeks to realize an above-average total
                                    return over a market cycle of three to five
                                    years, consistent with reasonable risk. To
                                    do this, the Fund invests at least 65% of
                                    its total assets in equity securities which
                                    are believed to be undervalued relative to
                                    the stock market in general.

WELLINGTON MANAGEMENT COMPANY, LLP

    Investment Quality Bond Trust   Seeks to provide a high level of current
                                    income consistent with the maintenance of
                                    principal and liquidity. To do this, the
                                    Fund invests at least 80% of its net assets
                                    in bonds rated investment grade, focusing on
                                    corporate and U.S government bonds with
                                    intermediate to longer term maturities.

    Mid Cap Intersection Trust      Seeks long-term growth of capital. To do
                                    this, the Fund invests at least 80% of its
                                    net assets in equity securities of
                                    medium-sized companies with significant
                                    capital appreciation potential.

    Mid Cap Stock Trust             Seeks long-term growth of capital. To do
                                    this, the Fund invests at least 80% of its
                                    net assets in equity securities of
                                    medium-sized companies with significant
                                    capital appreciation potential.

    Natural Resources Trust         Seeks long-term total return. To do this,
                                    the Fund will invest at least 80% of its net
                                    assets in equity and equity-related
                                    securities of natural resource-related
                                    companies worldwide, including emerging
                                    markets.

    Small Cap Growth Trust          Seeks long-term capital appreciation. To do
                                    this, the Fund will invest at least 80% of
                                    its net assets in small-cap companies that
                                    are believed to offer above-average
                                    potential for growth in revenues and
                                    earnings.

    Small Cap Value Trust           Seeks long-term capital appreciation. To do
                                    this, the Fund will invest at least 80% of
                                    its net assets in small-cap companies that
                                    are believed to be undervalued.

WESTERN ASSET MANAGEMENT COMPANY

    High Yield Trust                Seeks to realize an above-average total
                                    return over a market cycle of three to five
                                    years, consistent with reasonable risk. To
                                    do this, the Fund invests at least 80% of
                                    its net assets in high yield securities,
                                    including corporate bonds, preferred stocks
                                    and U.S. Government and foreign securities.

    Strategic Bond Trust            Seeks a high level of total return
                                    consistent with preservation of capital. To
                                    do this, the Fund invests at least 80% of
                                    its net assets in fixed income securities
                                    across a range of credit qualities and may
                                    invest a substantial portion of its assets
                                    in obligations rated below investment grade.

    U.S. Government Securities
     Trust                          Seeks to obtain a high level of current
                                    income consistent with preservation of
                                    capital and maintenance of liquidity. To do this, the Fund invests at least 80% of its net assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.



(1) RREEF American L.L.C. provides sub-subadvisory services to DIMA in its management of the Global Real Estate Trust.



(2) DIMA provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited in its management of the Lifestyle Trusts.


(3) S&P Mid Cap 400(R) is a trademark of The McGraw-Hill Companies, Inc. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust. Effective December 31, 2006, the S&P Mid Cap 400(R) tracks companies having market capitalization between $590 million to $12.5 billion.

VOTING INTEREST

You instruct us how to vote Fund shares.

We will vote Fund shares held in a Separate Account at any Fund shareholder meeting in accordance with voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for proxy materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Fund shares that we hold (including our own shares and those we hold in a Separate Account for Contract Owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

During the Accumulation Period, the Contract Owner has the voting interest under a Contract. We determine the number of votes for each Fund for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Fund for which voting instructions may be given by dividing the reserve for the Contract allocated to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity payments. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                         V. Description of the Contracts

ELIGIBLE PLANS


The Contracts may be used to fund plans qualifying for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans (see "Qualified Contracts"). We also designed the Contracts so that they may be used with non-qualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee) as may be eligible under applicable law.


ACCUMULATION PERIOD PROVISIONS

We may impose restrictions on your ability to make initial and subsequent Purchase Payments.

Purchase Payments


You may make Purchase Payments to us at our Annuities Service Center at any time. The minimum initial Purchase Payment from [[VF1]] Contracts is $5,000 for Non-Qualified Contracts and $2000 for Qualified Contracts. The minimum initial Purchase Payment from [VF2] Contracts is $25,000 for Non-Qualified and Qualified Contracts. Subsequent Purchase Payments must be at least $30. All Purchase Payments must be in U.S dollars. We may provide for Purchase Payments to be automatically withdrawn from your bank account on a periodic basis. If a Purchase Payment would cause your Contract Value to exceed $1,000,000 or your Contract Value already exceeds $1,000,000, you must obtain our approval in order to make the payment.


John Hancock USA may reduce or eliminate the minimum initial Purchase Payment requirement, upon your request and as permitted by state law, in the following circumstances:

         - You purchase your Contract through a 1035 exchange or a Qualified Plan transfer of an existing contract(s) issued by another carrier(s) AND at the time of application, the value of your existing contract(s) meets or exceeds the applicable minimum initial Purchase Payment requirement AND prior to our receipt of such 1035 monies, the value drops below the applicable minimum initial Purchase Payment requirement due to market conditions.

         - You purchase more than one new Contract and such Contracts cannot be combined AND the average initial Purchase Payments for these new Contracts is equal to or greater than $50,000.

         - You and your spouse each purchase at least one new Contract AND the average initial Purchase Payments for the new Contract(s) is equal to or greater than $50,000.


         - You purchase multiple Contracts issued in conjunction with a written Retirement Savings Plan (either qualified or non-qualified), for the benefit of plan participants AND the Annuitant under each Contract is a plan participant AND the average initial Purchase Payment for these new Contracts is equal to or greater than $50,000.


         - You purchase a Contract that will be used within John Hancock USA's Individual 401(k) Program.

         - You purchase a new Qualified Plan Contract under an already existing qualified retirement plan AND the plan is currently invested in one or more qualified retirement plan Contracts established prior to June 1, 2004.

If permitted by state law, John Hancock USA may cancel a Contract at the end of any TWO consecutive Contract Years in which no Purchase Payments have been made, if both:

         - the total Purchase Payments made over the life of the Contract, less any withdrawals, are less than $2,000; and

         - the Contract Value at the end of such two year period is less than $2,000.

Contracts issued by John Hancock New York may be cancelled at the end of any THREE consecutive Contract Years in which no Purchase Payments have been made as described above.

As a matter of administrative practice, the respective Company will attempt to notify you prior to any such cancellation in order to allow you to make the necessary Purchase Payment to keep your Contract in force. The cancellation of Contract provisions may vary in certain states to comply with the requirements of insurance laws and regulations in such states. If we cancel your Contract, we will pay you the Contract Value computed as of the valuation period during which the cancellation occurs, minus the amount of any outstanding loan. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "VIII. Federal Tax Matters").

You designate how your Purchase Payments are to be allocated among the Investment Options. You may change the allocation of subsequent Purchase Payments at any time by notifying us in writing (or by telephone or electronically if you comply with our telephone or electronic transaction procedures described herein).

Accumulation Units


During the Accumulation Period, we establish an Investment Account for you for each Variable Investment Option to which you allocate a portion of your Contract Value. We credit amounts to those Investment Accounts in the form of "accumulation units" to measure the value of the variable portion of your Contract during the Accumulation Period. We calculate and credit the number of accumulation units in each of your Investment Accounts by dividing (i) the amount allocated to that Investment Account by (ii) the value of an accumulation unit for that Investment Account that we next compute after a purchase transaction is complete.


We will usually credit initial Purchase Payments received by mail on the Business Day on which they are received at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received. We will credit initial Purchase Payments received by wire transfer from broker-dealers on the Business Day received by us if the broker-dealers have made special arrangements with us. We will credit subsequent Purchase Payments on the Business Day they are received at our Annuities Service Center.

We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from an Investment Option, and when we deduct certain Contract charges, pay proceeds, or apply amounts to an Annuity Option.

We measure the value of an Investment Account in accumulation units, which vary in value with the performance of the underlying Fund.

Value of Accumulation Units

The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Sub-Account on the first Business Day the Sub-Account was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Sub-Account (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Fund determines the net asset value of its shares.

We will use a Fund share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, withdrawal or transfer transaction only if:


         - your Purchase Payment transaction is complete before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern
                  Time) for that Business Day; or


         - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of the New York Stock Exchange for that Business Day.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Sub-Account from one Business Day to the next (the "valuation period"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. We determine the net investment factor for each Sub-Account for any valuation period by dividing (a) by (b) and subtracting (c) from the result:

Where (a) is:

         - the net asset value per share of a Fund share held in the Sub-Account determined at the end of the current valuation period; plus

         - the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current valuation period.

Where (b) is the net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding valuation period.

Where (c) is a factor representing the charges deducted from the Sub-Account on a daily basis for Separate Account annual expenses.

Transfers Among Investment Options


During the Accumulation Period, you may transfer amounts among the Variable Investment Options and from those Investment Options to the Fixed Investment Options (if any), subject to the restrictions set forth below.


You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the internet (see "Telephone and Electronic Transactions"). We will cancel accumulation units from the Investment Account from which you transfer amounts and we will credit to the Investment Account to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the Investment Account. If after the transfer the amount remaining in the Investment Account is less than $100, then we will transfer the entire amount instead of the requested amount.

Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Investment options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose a variable investment option's underlying fund to increased fund transaction costs and/or disrupt the fund manager's ability to effectively manage a fund in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.


To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Fund are determined ending at the close of day-time trading of the New York Stock Exchange (usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Dollar Cost Averaging program or our Asset Rebalancing program, (b) transfers from a Fixed Investment Option at the end of its guarantee period, (c) transfers made within a prescribed period before and after a substitution of underlying Funds and (d) transfers made during the Pay-out Period (these transfers are subject to a 30-day notice requirement, however, as described in the "Transfers During Pay-out Period" in "V. Description of the Contracts"). Under each Separate Account's policy and procedures, Contract Owners may transfer to a Money Market Investment Option, even if a Contract Owner reaches the two transfer per month limit, if 100% of the Contract Value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30-calendar day period after such transfer, a Contract Owner may not make any subsequent transfers from that Money Market Investment Option to another Variable Investment Option. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.


We reserve the right to take other actions to restrict trading, including, but not limited to:

         - restricting the number of transfers made during a defined period;

         -        restricting the dollar amount of transfers;

         - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and

         -        restricting transfers into and out of certain Sub-Account(s).

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Maximum Number of Investment Options


We currently do not limit the number of Investment Options to which you may allocate Purchase Payments, except for the Fund allocation limits imposed on [[VF1]] Contracts with guaranteed minimum withdrawal benefit Riders (see "VI. Optional Benefits").


We permit you to make certain types of transactions by telephone or electronically through the internet.

Telephone and Electronic Transactions

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the applicable telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

         -        Any loss or theft of your password; or

         -        Any unauthorized use of your password.

We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly.

All transaction instructions we receive by telephone or electronically will be followed by a confirmation statement of the transaction. Transaction instructions we receive by telephone or electronically before the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern Time on any Business Day, will usually be effective at the end of that day. Circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy, may limit your ability to access or transact business electronically. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum withdrawal amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

We make available Dollar Cost Averaging and Asset Rebalancing programs.

Special Transfer Services-Dollar Cost Averaging


We administer a Dollar Cost Averaging ("DCA") programs for each of the Contracts. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any Variable Investment Option, or from a Fixed Investment Option we may permit for this purpose to other Variable Investment Options until the amount in the Investment Option from which the transfer is made is exhausted. You may establish a DCA Fixed Investment Option under the DCA program to make automatic transfers. You may allocate only Purchase Payments (and not existing Contract Values) to the DCA Fixed Investment Option. If you elect the DCA Fixed Investment Option, we will credit the amounts allocated to this option with interest at the guaranteed interest rate in effect on the date of such allocation.


From time to time, we may offer special DCA programs where the rate of interest credited to a Fixed Investment Option exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments. In such case, we will recover any amounts we credit to your account in excess of amounts earned by us on the assets in the General ACCOUNT from existing charges described in your Contract. Your Contract charges will not increase as a result of electing to participate in any special DCA program.

The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in equal installments over time in an effort to reduce that risk. Therefore, you may achieve a lower purchase price over the long-term by purchasing more accumulation units of a particular Sub-Account when the unit value is low; less when the unit value is high. However, the DCA program does not guarantee profits or prevent losses in a declining market and requires regular investment regardless of fluctuating price levels. Contract Owners interested in the DCA program should consider their financial ability to continue purchases through periods of low price levels. If you are interested in the DCA program, you may elect to participate in the program on the appropriate application or you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the DCA program.

Special Transfer Services-Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the percentage levels you would like to maintain in particular Funds. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Funds. (Fixed Investment Options are not eligible for participation in the Asset Rebalancing program.) You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

         - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day);

         - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days); or

         - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

You may withdraw all or a portion of your Contract Value, but may incur withdrawal charges or tax liability as a result.

Withdrawals


During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Qualified Contracts, exercise of the withdrawal right may require the consent of the Qualified Plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center, minus any Unpaid Loans and, for [[VF1]] Contracts, any applicable withdrawal charge. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each Investment Account equal in value to the amount withdrawn from that Investment Account, plus for [[VF1]] Contracts any applicable withdrawal charge deducted from that Investment Account.



When making a partial withdrawal, you should specify the Investment Options from which the withdrawal is to be made. The amount requested from an Investment Option may not exceed the value of that Investment Option for [VF2] Contracts, or the value of the Investment Option minus any applicable withdrawal charge for [[VF1]] Contracts. If you do not specify the Investment Options from which a partial withdrawal is to be taken, we will take the withdrawal from the Variable Investment Options until exhausted. We will then take from any Fixed Investment Option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. If the partial withdrawal is less than the total value in the Variable Investment Options, we will take the withdrawal proportionately from all of your Variable Investment Options. For rules governing the order and manner of withdrawals from a Fixed Investment Option, see "Fixed Investment Options."



There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the Investment Option. If after the withdrawal (and deduction of any [[VF1]] Contract withdrawal charge) the amount remaining in the investment option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the Investment Option. If a partial withdrawal plus any applicable [[VF1]] Contract withdrawal charge would reduce the Contract Value to less than $300, we will treat the partial withdrawal as a total withdrawal of the Contract Value.


We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

         - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

         -        trading on the New York Stock Exchange is restricted;

         - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or

         - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.


IMPACT OF DIVORCE. In the event that you and your spouse become divorced after you purchase a Contract, we will consider any request to reduce or divide benefits under a Contract as a request for a withdrawal of Contract Value. The transaction may be subject to any applicable tax and, for [[VF1]] Contracts, withdrawal charges. For [[VF1]] Contracts issued with an optional minimum guaranteed withdrawal benefit Rider, the transaction also may be subject to any applicable Reset provisions (see "VI. Optional



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

Benefits"). If you determine to divide a Contract with an optional benefit Rider, we will permit you to continue the existing Rider under one, but not both, resulting Contracts. We will also permit the owner of the new Contract to purchase any optional benefit Rider then available.

TAX CONSIDERATIONS. Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "VIII. Federal Tax Matters"). Withdrawals are permitted from Contracts issued in connection with Section 403(b) Qualified Plans only under limited circumstances (see Appendix D: "Qualified Plan Types").

You may make Systematic "Income Plan" withdrawals.


Special Withdrawal Services -The Income Plan



We administer an Income Plan ("IP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into an IP agreement, you may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis. For [[VF1]] Contracts, we limit the total of IP withdrawals in a Contract Year to not more than 10% of the Purchase Payments made (to ensure that no withdrawal charge will ever apply to an IP withdrawal). If additional withdrawals, outside the IP program, are taken from a Contract in the same Contract Year in which an IP program is in effect, IP withdrawals after the free withdrawal amount has been exceeded are subject to a withdrawal charge. The IP is not available to Contracts participating in the DCA program or for which Purchase Payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in an IP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the IP program.


If you die during the Accumulation Period, your Beneficiary will receive a death benefit that might exceed your Contract Value.

Death Benefit During Accumulation Period

The Contracts described in this Prospectus provide for the distribution of a death benefit before a Contract's Maturity Date.

AMOUNT OF DEATH BENEFIT. The death benefit payable under the Contract will be the greater of:

         -        the Contract Value; or

         - the sum of all Purchase Payments made, less any amounts deducted in connection with partial withdrawals.

The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (i) times (ii) where:

         (i) is equal to the death benefit prior to the withdrawal; and

         (ii) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.


PAYMENT OF DEATH BENEFIT. The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms from all Beneficiaries at our Annuities Service Center. No one is entitled to the death benefit until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

         -        a certified copy of a death certificate; or

         - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; and all required claim forms; or

         -        any other proof satisfactory to us.

If there are any Unpaid Loans, the death benefit equals the death benefit, as described above, minus the amount of Unpaid Loans (including unpaid interest).


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

DISTRIBUTION OF DEATH BENEFIT. The following discussion applies principally to distribution of death benefits upon the death of an Owner under Contracts that are not issued in connection with Qualified Plans, i.e., "Non-Qualified Contracts." Tax law requirements applicable to Qualified Plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your Contract is used in connection with a Qualified Plan, you should seek competent legal and tax advice regarding requirements governing the distribution of benefits, including death benefits, under the plan. In particular, if you intend to use the Contract in connection with a Qualified Plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on Qualified Plans, including IRAs (see "VIII. Federal Tax Matters" and Appendix
D: "Qualified Plan Types").

In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict death benefits under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit.

We will pay the death benefit to the Beneficiary if any Contract Owner dies before the Maturity Date. If there is a surviving Owner, that Contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any Annuitant, except that if any Owner is not a natural person, the death of any Annuitant will be treated as the death of an Owner. On the death of the last surviving Annuitant, the Owner, if a natural person, will become the Annuitant unless the Owner designates another person as the Annuitant.

The death benefit may be taken in the form of a lump sum. If so, we will pay death benefits under our current administrative procedures within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "Withdrawals").

If the death benefit payable upon the death of an Owner is not taken immediately, the Contract will continue, subject to the following:

         -        The Beneficiary will become the Owner.

         - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.

         -        No additional Purchase Payments may be made.

         -        We will waive withdrawal charges for all future distributions.


         - If the deceased Owner's spouse is the Beneficiary, the surviving spouse continues the Contract as the new Owner. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in the determination of the spouse's death benefit.


         - If the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, distribution may be made as an annuity, under one of the Annuity Options described below, which begins within one year of the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options"). If distribution is not made as an annuity, upon the death of the Beneficiary, the death benefit will equal the Contract Value and must be distributed immediately in a single sum.

         - Alternatively, if the Contract is not a Qualified Contract and if the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract may be made as a series of withdrawals over the Beneficiary's life expectancy. If this form of distribution is selected, the Beneficiary may not reduce or stop the withdrawals, but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial Beneficiary dies while value remains in the Contract, a successor Beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial Beneficiary's life expectancy.


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

A substitution or addition of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the Maturity Date, the Contract Value on the date of the change will be treated as a Purchase Payment made on that date. In addition, all Purchase Payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the Owner's spouse.

Please see "VI. Optional Benefits" for a discussion of benefits available to Beneficiaries under the optional Annual Step Death Benefit.

PAY-OUT PERIOD PROVISIONS

You have a choice of several different ways of receiving annuity payments from us.

General

Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract's Maturity Date (the first day of the Pay-out Period). The Maturity Date is the date specified on your Contract's specifications page, unless you change that date. If no date is specified, the Maturity Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. You may specify a different Maturity Date at any time by written request at least one month before both the previously specified and the new Maturity Date. The new Maturity Date may not be later than the previously specified Maturity Date unless we consent. Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see "VIII. Federal Tax Matters."). Distributions may be required from Qualified Contracts before the Maturity Date.

You may select the frequency of annuity payments. However, if the Contract Value at the Maturity Date is such that a monthly payment would be less than $20, we may pay the Contract Value, minus any Unpaid Loans, in one lump sum to the Annuitant on the Maturity Date.

Annuity Options

Annuity payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the Contract, and at any time during the Accumulation Period, you may select one or more of the Annuity Options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an Annuity Option is not selected, we will provide as a default an Annuity Option in the form of a life annuity with payments guaranteed for ten years, as described below. We will provide either variable or fixed, or a combination variable and fixed annuity payments in proportion to the Investment Account Value of each Investment Option at the Maturity Date. We will determine annuity payments based on the Investment Account Value of each Investment Option at the Maturity Date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain Annuity Options in connection with certain Qualified Contracts. Once annuity payments commence:

         - you will no longer be permitted to make any withdrawals under the Contract;


         - for [VF1] Contracts, you will no longer be permitted to make or receive any withdrawals under a guaranteed minimum withdrawal benefit Rider;


         - we may not change the Annuity Option or the form of settlement; and

         -        your Guaranteed Minimum Death Benefit will terminate.

Please read the description of each Annuity Option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due. You may also elect annuities with payments guaranteed for a certain number of years but the amount of each payment will be lower than that available under the non-refund life Annuity Option.


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


ANNUITY OPTIONS OFFERED IN THE CONTRACT. The Contracts guarantee the availability of the following Annuity Options:

Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if the Annuitant dies prior to the end of the tenth year.

Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the Annuitant and a designated co-Annuitant. No payments are due after the death of the last survivor of the Annuitant and co-Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years
- An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the Annuitant and a designated co-Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if both the Annuitant and the co-Annuitant die prior to the end of the tenth year.

ADDITIONAL ANNUITY OPTIONS. We currently offer the following Annuity Options which are in addition to the ones we are contractually obligated to make available. We may cease offering any of the following Annuity Options at any time and may offer other Annuity Options in the future.

Option 3: Life Annuity with Payments Guaranteed for 5, 15 or 20 Years - An annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 5, 15 or 20 year period.

Option 4: Joint & Two-Thirds Survivor Non-Refund Life Annuity - An annuity with full payments during the joint lifetime of the Annuitant and a designated co-Annuitant and two-thirds payments during the lifetime of the survivor. Because we do not guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 5: Period Certain Only Annuity for 10, 15 or 20 Years - An annuity with payments for a 10, 15 or 20 year period and no payments thereafter. You may surrender all or part of your Contract for its 'Commuted Value' after the Pay-out Period has begun only if you select a variable pay-out under this Option. (See "Full Surrenders During the Pay-out Period" and "Partial Surrenders During the Pay-out Period" below.)


[VF1] CONTRACTS ONLY - ADDITIONAL ANNUITY OPTIONS FOR CONTRACTS WITH A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. We make one or more additional Annuity Options available if you purchase a [VF1] Contract with one of our guaranteed minimum withdrawal benefit Riders (i.e., Income Plus for Life, Income Plus for Life -- Joint Life, Principal Plus for Life, or Principal Plus for Life Plus Automatic Annual Step-up, as described in "VI. Optional Benefits"). If you purchase a Contract with a guaranteed minimum withdrawal benefit Rider, you may select the additional Annuity Options shown below. These additional Annuity Options are only available for Maturity Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary.


GMWB Alternate Annuity Option 1: LIA with Cash Refund -- This Annuity Option is available if you purchase a Contract with the Income Plus for Life or an Income Plus for Life -- Joint Life Rider. For the Income Plus for Life -- Joint Life Rider, this Annuity Option is available only if one Covered Person, not two, remains on the Rider at the Maturity Date. Under this option, we will make annuity payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:


         - the Lifetime Income Amount on the Maturity Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or


         - the annual amount that the proceeds of your Contract provides on a guaranteed basis under a life with cash refund annuity. (Unlike Option 1(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)


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

GMWB Alternate Annuity Option 2: Joint & Survivor LIA with Cash Refund -- This Annuity Option is available if you purchase a Contract with the Income Plus for Life -- Joint Life Rider and both Covered Persons remain on the Rider at the Maturity Date. Under this option, we will make annuity payments during the joint lifetime of the co-Annuitants. After the death of the last surviving Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:


         - the Lifetime Income Amount on the Maturity Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or


         - the annual amount that the proceeds of your Contract provides on a guaranteed basis under a joint life with cash refund annuity. (Unlike Option 2(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the last surviving Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)


GMWB Alternate Annuity Option 3: Fixed Annuity with Period Certain - This Annuity Option is available if you purchase a Contract with the Principal Plus for Life or a Principal Plus for Life Plus Automatic Annual Step-up optional benefit Rider. This option provides an annuity with payments guaranteed for a certain period and continuing thereafter during the lifetime of a single Annuitant. We determine the certain period by dividing the Guaranteed Withdrawal Balance at the Maturity Date by the amount of the annual annuity benefit payment we determine for this option. This period will be rounded to the next higher month.


We determine the annual amount of Fixed Annuity payments under this Annuity Option as the greater of:


         - the Lifetime Income Amount on the Maturity Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or


         - the annual amount that the proceeds of your Contract provides on a guaranteed basis under Annuity Option 1(a): Non-Refund Life Annuity.





















GMWB Alternate Annuity Option 4: Fixed Period Certain Only - This Annuity Option is available only if:



         - you purchase a Contract with a Principal Plus for Life or a Principal Plus for Life Plus Automatic Annual Step-up optional benefit Rider; and


         - there is no Lifetime Income Amount remaining (or none has been determined) at the Maturity Date.

This Annuity Option provides a Fixed Annuity with payments guaranteed for a certain period and no payments thereafter. Under this option, we determine the certain period by dividing the Guaranteed Withdrawal Balance at the Maturity Date by the Guaranteed Withdrawal Amount at the Maturity Date. This period will be rounded to the next higher month. (If the period certain is less than 5 years, we may pay the benefit as a lump sum equal to the present value of the annuity payments at the rate of interest for Annuity Options as described in the Contract.)

We determine the annual amount of Fixed Annuity payments under this option as the greater of:


         - the Guaranteed Withdrawal Amount on the Maturity Date as provided by the Principal Plus for Life or Principal Plus for Life Plus Automatic Annual Step-up Rider that you purchased with your Contract; or


         - the annual amount for a Fixed Annuity with the same period certain that we determine for this option, but based on the interest rate for Annuity Options described in your Contract.

FULL SURRENDERS DURING THE PAY-OUT PERIOD. You may surrender your Contract, after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 years. Under this option, we will pay you the present value of any remaining guaranteed annuity payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender. We determine the Commuted Value by:


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

         - multiplying the number of Annuity Units we currently use to determine each payment by the respective Annuity Unit value on the last payment date (see "Annuity Units and the Determination of Subsequent Variable Annuity Benefit Payments" for a description of an "Annuity Unit");

         - assuming that the net investment factor for the remainder of the guarantee period will equal the assumed interest rate of 3%, resulting in level annuity payments; and

         - calculating the present value of these payments at the assumed interest rate of 3%.

If you elect to take the entire Commuted Value of the remaining annuity payments due in the Period Certain, no future annuity payments will be made.


PARTIAL SURRENDERS DURING THE PAY-OUT PERIOD. We permit partial surrenders after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 years. You may take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. The Commuted Value is determined on the day we receive your written request for surrender in the manner described above.


If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain.

You will not be able to make any additional withdrawals under a Contract with a guaranteed minimum withdrawal benefit Rider once annuity payments begin under an Annuity Option.

FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "Death Benefit During Accumulation Period"), on death, withdrawal or the Maturity Date of the Contract, the proceeds may be applied to a Fixed Annuity Option.

We determine the amount of each Fixed Annuity payment by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase the Fixed Annuity to the appropriate table in the Contract. If the table we are then using is more favorable to you, we will substitute that table. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the appropriate table that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.

Determination of Amount of the First Variable Annuity Payment

We determine the first Variable Annuity payment by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase a Variable Annuity to the annuity tables contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Maturity Date. We will reduce Contract Value used to determine annuity payments by any applicable premium taxes.

The rates contained in the annuity tables vary with the Annuitant's sex and age and the Annuity Option selected. However, we may not use sex-distinct tables for Contracts issued in connection with certain employer-sponsored retirement plans. Under such tables, the longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Payments

We will base Variable Annuity payments after the first one on the investment performance of the Sub-Accounts selected during the Pay-out Period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each Sub-Account by the Annuity Unit value of that Sub-Account (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Sub-Account is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity payment is due, and the resulting amounts for each Sub-Account are then totaled to arrive at the amount of the annuity payment to be made. The number of Annuity Units generally remains constant throughout the Pay-out Period (assuming no transfer is made). We will deduct a pro-rata portion of the administration fee from each annuity payment.

The value of an Annuity Unit for each Sub-Account for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for that Sub-Account (see "Net Investment Factor") for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate.

Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.


We build a 3% assumed interest rate into the annuity tables in the Contract used to determine the first Variable Annuity payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is [ ]% for [VF1 Contracts and [ ]% for VF2 Contracts.


Some transfers are permitted during the Pay-out Period, but subject to different limitations than during the Accumulation Period.

Transfers During Pay-out Period

Once Variable Annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one Sub-Account to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. We will make transfers after the Maturity Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new Sub-Account selected. We reserve the right to limit, upon notice, the maximum number of transfers a Contract Owner may make per Contract Year to four. Once annuity payments have commenced, a Contract Owner may not make transfers from a Fixed Annuity Option to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Fund. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

Death Benefit During Pay-out Period

If an Annuity Option providing for payments for a guaranteed period has been selected, and the Annuitant dies during the Pay-out Period, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

OTHER CONTRACT PROVISIONS

You have a right to cancel your Contract.

Right to Review

You may cancel the Contract by returning it to our Annuities Service Center or to your registered representative at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value (minus any Unpaid Loans) computed at the end of the Business Day on which we receive your returned Contract.


No withdrawal charge (if applicable) is imposed upon return of a Contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. When the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable.


If you purchase your Contract in connection with a replacement of an existing contract, your Contract may provide for a longer time period to return it to us. For example, in New York, you may return the Contract at any time within 60 days after receiving it. Replacement of an existing annuity contract generally is defined as the purchase of a new contract in connection with (a) the lapse, partial or full surrender or change of, or borrowing from, an existing annuity or life insurance contract or (b) the assignment to a new issuer of an existing annuity contract. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing contract. Therefore, you should consult with your registered representative or attorney regarding whether the purchase of a new Contract is a replacement of an existing contract.

(Applicable to Residents of California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payments to the Money Market Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payments during this 30 day period to a Fixed Investment Option (if available), or to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payments were allocated to a Fixed Investment Option or the Money-Market Investment Option, we will pay you the original amount of your Purchase Payments. If your Purchase Payments were allocated to a Variable Investment Option (other than the Money Market Fund), we will pay you the Contract Value, (minus any Unpaid Loans), computed at the end of the Business Day on which we receive your returned Contract.

You own the Contract.

Ownership

Prior to the Maturity Date, the Contract Owner is the person designated in the Contract specifications page or as subsequently named. On and after the Maturity Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary is the Contract Owner.

In the case of Non-Qualified Contracts, you may change ownership of the Contract or you may collaterally assign the Contract at any time prior to the Maturity Date, subject to the rights of any irrevocable Beneficiary. Changing the ownership of a Contract may be treated as a (potentially taxable) distribution from the Contract for Federal tax purposes. A collateral assignment is treated as a distribution from the Contract and will be tax reported as such. An addition or substitution of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change and treating that value as a Purchase Payment made on that date for purposes of computing the amount of the death benefit.

You must make any change of ownership or assignment in writing and we must receive such written change at the Annuities Service Center. We must approve any change. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable Beneficiary.

In the case of Qualified Contracts, ownership of the Contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, you may not sell, assign, transfer, discount or pledge as collateral for a loan or as security for the performance of an obligation, or for any other purpose, a Qualified Contract to any person other than us.

The Annuitant is either you or someone you designate.

Annuitant

The Annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The Annuitant is entitled to receive all annuity payments under the Contract. If the Contract Owner names more than one person as an "Annuitant," the second person named shall be referred to as "co-Annuitant." The Annuitant is as designated on the Contract specifications page or in the application, unless changed. You must make any change of Annuitant in writing in a form acceptable to us. We must approve any change.

On the death of the Annuitant prior to the Maturity Date, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain Qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant. The Annuitant becomes the Owner of the Contract at the Maturity Date.

If any Annuitant is changed and any Contract Owner is not a natural person, we must distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by charges that would otherwise apply upon withdrawal.

The Beneficiary is the person you designate to receive the death benefit if you die.

Beneficiary


The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). However, if there is a surviving Contract Owner, we will treat that person as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any change in writing. We must approve any change. If approved, we will effect such change as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, U.S. Treasury regulations may limit designations of Beneficiaries.


Modification

We may not modify your Contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's correct age and sex. If we have made incorrect annuity payments, we will pay the amount of any underpayment immediately and we will deduct the amount of any overpayment from future annuity payments.

FIXED INVESTMENT OPTIONS

Interests in a Fixed Investment Option are not registered under the Securities Act of 1933, as amended (the "1933 Act"), and each Company's General Account is not registered as an investment company under the 1940 Act. Neither interests in a Fixed Investment Option nor a General Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. Nonetheless, Federal securities laws may require disclosures relating to interests in a Fixed Investment Option and a General Account to be accurate.


INTEREST RATES AND AVAILABILITY. Currently, we do not make available any Fixed Investment Options, other than DCA Fixed Investment Options under the Contracts' DCA programs (see "Special Transfer Services-Dollar Cost Averaging" for details). However, we may make available Fixed Investment Options under the Contract in the future. If we do, a Fixed Investment Option provides for the accumulation of interest on Purchase Payments at guaranteed rates for the duration of the guarantee period. We determine the guaranteed interest rates on amounts allocated or transferred to a Fixed Investment Option from time-to-time. We may determine different rates for [VF1] Contracts and [VF2] Contracts. In no event will the guaranteed rate of interest be less than guaranteed minimum interest rate stated in your Contract. Once an interest rate is guaranteed for a Fixed Investment Option, it is guaranteed for the duration of the guarantee period, and we may not change it.


Fixed Investment Options are not available with John Hancock USA Contracts issued in the States of Minnesota, Mississippi and Oregon. Certain other states may impose restrictions on the availability of Fixed Investment Options under your Contract.

TRANSFERS. During the Accumulation Period, you normally may transfer amounts from a Fixed Investment Option to the Variable Investment Options only at the end of a guaranteed period. You may, however, transfer amounts from Fixed to Variable Investment Options prior to the end of the guarantee period pursuant to the DCA program. Where there are multiple Investment Accounts within a Fixed Investment Option, amounts must be transferred from that Fixed Investment Option on a first-in-first-out basis.

You may also make transfers from Variable Investment Options to a Fixed Investment Option, if available, at any time prior to the Maturity Date, as permitted by applicable law. We establish a separate Investment Account each time you allocate or transfer amounts to a Fixed Investment Option, except that for amounts allocated or transferred the same day, we will establish as single Investment Account. You may not allocate amounts to a Fixed Investment Option that would extend the guarantee period beyond the Maturity Date.

Subject to certain regulatory limitations, we may determine to restrict payments and transfers to Fixed Investment Options at any time the declared interest rate in effect equals the minimum interest rate specified in your Contract.

RENEWALS. At the end of a guarantee period, you may establish a new Investment Account with the same guarantee period at the then current interest rate, if available, or transfer the amounts to a Variable Investment Option, all without the imposition of any charge. In the case of renewals in the last year of the Accumulation Period, the only Fixed Investment Option available is to have interest accrued for the remainder of the Accumulation Period at the then current interest rate for one-year guarantee period.


WITHDRAWALS. You may make total and partial withdrawals of amounts held in a Fixed Investment Option at any time during the Accumulation Period. Withdrawals from a Fixed Investment Option will be made in the same manner and be subject to the same limitations as set forth under "Withdrawals."


We reserve the right to defer payment of amounts withdrawn from a Fixed Investment Option for up to six months from the date we receive the written withdrawal request. If a withdrawal is deferred for more than 30 days pursuant to this right, we will pay interest on the amount deferred at a rate not less than 3% per year (or a higher rate if required by applicable law).

If you do not specify the Investment Options from which a partial withdrawal is to be taken, the partial withdrawal will be taken from the Variable Investment Options until exhausted and then from the Fixed Investment Options. Such withdrawals will be made from the Investment Options beginning with the shortest guarantee period. Within such a sequence, where there are multiple Investment Accounts within a Fixed Investment Option, withdrawals will be made on a first-in-first-out basis. For this purpose, the DCA Fixed Investment Option is considered to have a shorter guarantee period than the one-year Fixed Investment Option.


Withdrawals from the Contract may be subject to income tax and a 10% penalty tax. See "VIII. Federal Tax Matters." Withdrawals are permitted from Contracts issued in connection with Section 403(b) qualified plans only under limited circumstances. See Appendix D: "Qualified Plan Types."



LOANS. We offer a loan privilege only to Owners of Contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. If you own such a Contract, you may borrow from us, using your Contract as the only security for the loan, in the same manner and subject to the same limitations as described under "Loans" (see "VIII. Federal Tax Matters"). THE LOAN PRIVILEGE WILL NOT BE AVAILABLE TO [VF1] CONTRACTS IF YOU ELECT AN OPTIONAL GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER.



CHARGES. No asset based charges are deducted from Fixed Investment Options.

                              VI. Optional Benefits


You may elect to purchase optional benefits when you purchase a Contract. For [VF1] Contracts only, and if available in your state, you may select one of the following "guaranteed minimum withdrawal benefit" Riders:


      o     Income Plus for Life; or

      o     Income Plus for Life -- Joint Life; or

      o     Principal Plus for Life; or

      o     Principal Plus for Life Plus Automatic Annual Step-up.


For both [VF1] and [VF2] Contracts, you also may select an Annual Step Death Benefit Rider.



We describe each of these optional benefit Riders in the following sections.



OVERVIEW OF GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS (AVAILABLE WITH [VF1] CONTRACTS ONLY)


Each of our guaranteed minimum withdrawal benefit Riders provides a guaranteed minimum withdrawal benefit during the Accumulation Period. In particular, these Riders will permit you to withdraw a minimum annual amount, for as long as a "Covered Person" lives, subject to the terms and conditions of the specific Rider you elect. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract and the type of guaranteed minimum withdrawal benefit you purchase. We may increase the guarantee:

      o if you make no withdrawals during certain Contract Years, up to limits that vary by Rider;

      o as a result of a "Step-up" of the guarantee to reflect your then current Contract Value on certain Anniversary Dates; or

      o if you make an additional Purchase Payment up to limits that vary by Rider.

Although these Riders guarantee a minimum annual withdrawal amount, you may take withdrawals of any amount of Contract Value during your Contract's Accumulation Period. If you take withdrawals for more than the annual amount permitted under the terms of the rider you select, however, we may "Reset" and reduce the guaranteed minimum amount.

Availability


You may elect a guaranteed minimum withdrawal benefit Rider at the time you purchase a [VF1] Contract, provided:


      o the Rider is available for sale in the state where the Contract was sold;

      o you limit your investment of Purchase Payments and Contract Value to the Investment Options we make available with the Rider; and

      o you (and any other Covered Person) comply with the age restrictions we may impose for the Rider.

Please contact the John Hancock Annuities Service Center at 1-800-344-1029 (in
NY: 1-800-551-2078) for additional information on availability. We offer these optional benefit Riders only where approved by local state insurance regulatory agencies.

We reserve the right to accept or refuse to issue any guaranteed minimum withdrawal benefit Rider at our sole discretion. Once you elect a guaranteed minimum withdrawal benefit Rider, its effective date usually will be the Contract Date (unless we permit otherwise) and it is irrevocable. We charge an additional fee for each Rider that differs by Rider.


AGE RESTRICTIONS. You must not be age 81 or older to purchase an Income Plus for Life, Principal Plus for Life or Principal Plus for Life Plus Automatic Annual Step-up Rider. Both you and your spouse must not be age 81 or older (and must qualify as "Covered Persons") to purchase an Income Plus for Life -- Joint Life Rider.

CHANGE OF RIDERS. If we issue you a [VF1] Contract on or after [, 2007] with a Principal Plus for Life or Principal Plus for Life Plus Automatic Annual Step-up Rider, you will be allowed to exchange that Rider (the "Current Rider") for an Income Plus for Life Rider or an Income Plus for Life - Joint Life Rider if:


      o the Income Plus for Life Rider or the Income Plus for Life -- Joint Life Rider, as the case may be, was not available in your state at the time we issued your Contract, but becomes available in your state after we issued your Contract;

      o unless we agree otherwise, you elect to exchange your Current Rider within the 90 day period we permit for this purpose, beginning on the date we first make the Income Plus for Life or the Income Plus for Life-Joint Life Rider, as the case may be, available in a state following that state's approval; and

      o unless we agree otherwise, you elect to exchange your Current Rider before May 1, 2008.


We provide no assurance that you will be able to exchange the Principal Plus for Life Rider or Principal Plus for Life Plus Automatic Annual Step-up Rider for an Income Plus for Life or Income Plus for Life --Joint Life Rider in any state. You should purchase a Contract with a Principal Plus for Life Rider or a Principal Plus for Life Plus Automatic Annual Step-up Rider only if that Rider is appropriate for your needs and financial circumstances.


If you are eligible and decide to exchange your Current Rider for an Income Plus for Life Rider or an Income Plus for Life -- Joint Life Rider:

      o you will have to pay the current annual fee for the new Rider, as described in the Fee Tables section of this Prospectus;

      o the Covered Person under a new Income Plus for Life Rider must be a Covered Person under your Current Rider;

      o one of the Covered Persons under a new Income Plus for Life - Joint Life Rider must be a Covered Person under your Current Rider, and the other Covered Person must be the first Covered Person's spouse;

      o we will calculate the initial Benefit Base under the new Rider as of the Contract Date if you exchange your Current Rider before the first Contract Anniversary;

      o we will calculate the initial Benefit Base under the new Rider to equal the Contract Value of your Contract if you exchange your Current Rider on or after the first Contract Anniversary;

      o if you exchange your Rider on or after the first Contract Anniversary, we will calculate the Target Amount under the new Rider on the later of (a) the 10th Contract Anniversary following the exchange or (b) the Contract Anniversary following the Covered Person's (younger Covered Person's for Income Plus for Life-Joint
            Life) attainment of age 70; and

      o if you exchange your Rider on or after the first Contract Anniversary, we will calculate the Target Amount under the new Rider as (a) 200% of the Contract Value on the date of the exchange plus any Purchase Payments applied to the Benefit Base after the exchange but prior to the Contract Anniversary next following the exchange; plus (b) 100% of any Purchase Payments applied to the Benefit Base after the Contract Anniversary next following the exchange but prior to the Target Date.

We will deduct the fee for the new Rider on the first Contract Anniversary following the exchange and each Contract Anniversary thereafter. You must submit all required paperwork in good order to our Annuities Service Center to elect an Income Plus for Life Rider or an Income Plus for Life-Joint Life Rider. You must do this within the 90 day period we permit for this purpose or, if applicable in your state, any extension of these periods.

Except as stated above, you may not elect more than one guaranteed minimum withdrawal benefit Rider for a Contract.

Purchase Payments


RESTRICTIONS ON [VF1] CONTRACTS WITH GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS. If you purchase a guaranteed minimum withdrawal benefit Rider, we restrict your ability to make additional Purchase Payments to the Contract. You must obtain our prior approval if the Contract Value immediately following an additional Purchase Payment would exceed $1 million. We do not permit additional Purchase Payments during a Rider's "Settlement Phase." Other limitations on additional payments may vary by state.

Special Purchase Payment limits on "Non-Qualified" Contracts. If we issue your Contract not in connection with an IRA or other tax-qualified retirement plan, we also impose the following limit on your ability to make Purchase Payments:

      o on or after the first Contract Anniversary, without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000.

Special Purchase Payment limits on "Qualified" Contracts. If we issue your Contract in connection with a tax qualified retirement plan, including an IRA, we also impose additional limits on your ability to make Purchase Payments:

      o on and after the Age 65 Contract Anniversary (or after the first Contract Anniversary if we issue your Contract after you become Age
            65), without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000;

      o for the year that you become age 70 1/2 and for any subsequent years, if we issue your Contract in connection with an IRA, we will only accept a Purchase Payment that qualifies as a "rollover contribution"; but

      o we will not accept any Purchase Payment after the oldest Owner becomes age 81.

You should consult with a qualified tax advisor prior to electing a guaranteed minimum withdrawal benefit Rider for further information on tax rules affecting Qualified Contracts, including IRAs.

General right of refusal. We reserve the right to refuse to accept additional Purchase Payments at any time after the first Contract Anniversary to the extent permitted in the state we issue your Contract. We do not reserve this right of refusal for additional payments before the Age 65 Contract Anniversary that are permitted to Contracts issued in connection with tax qualified retirement plans, including IRAs.

IMPACT ON BENEFIT BASE AND LIFETIME INCOME AMOUNT (Applicable to Income Plus for Life and Income Plus for Life -- Joint Life). Prior to the Lifetime Income Date, we will increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million.

On and after the Lifetime Income Date, we may increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million. We will recalculate the Benefit Base at the time of an additional Purchase Payment. The new Benefit Base will be the Benefit Base immediately before the additional Purchase Payment, plus:

      o The excess, if any, of the additional Purchase Payment (subject to our Purchase Payment limits); over

      o The amount of your withdrawals (including withdrawal charges) reduced by any Purchase Payment since the last time we calculated the Benefit Base (i.e., the last date of a Purchase Payment that we applied to the Benefit Base, the last "Reset" date, the last "Step-up" date, or the Lifetime Income Date).

In addition, if a Purchase Payment increases the Benefit Base after the Lifetime Income Date, we will recalculate the Lifetime Income Amount and increase it to equal:

      o (for Income Plus for Life) 5% of the Benefit Base in effect immediately after the Purchase Payment; or

      o (for Income Plus for Life -- Joint Life) 4.75% of the Benefit Base in effect immediately after the Purchase Payment.

We will not change the Lifetime Income Amount, however, if the recalculated amount is less than the Lifetime Income Amount before the additional Purchase Payment.


IMPACT ON GUARANTEED WITHDRAWAL BALANCE, GUARANTEED WITHDRAWAL AMOUNT AND LIFETIME INCOME AMOUNT (applicable to Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up). We will increase the total Guaranteed Withdrawal Balance by the amount of each additional Purchase Payment we accept (subject to the maximum Guaranteed Withdrawal Balance limit of $5 million). In addition, we will recalculate the Guaranteed Withdrawal Amount and the Lifetime Income Amount and usually increase it:


In the case of the Guaranteed Withdrawal Amount, to equal the lesser of:

      o 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment; or

      o the Guaranteed Withdrawal Amount immediately prior to the Purchase Payment plus an amount equal to 5% of the Purchase Payment.

In the case of the Lifetime Income Amount, to equal the lesser of:

      o 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment; or

      o the Lifetime Income Amount immediately prior to the Purchase Payment plus an amount equal to 5% of the Purchase Payment.

We will not change the Guaranteed Withdrawal Amount or the Lifetime Income Amount if the recalculated amount is less than the Guaranteed Withdrawal Amount or Lifetime Income Amount, as the case may be, before the additional Purchase Payment.

Rider Fees

We charge an additional fee on each Contract Anniversary for a guaranteed minimum withdrawal benefit Rider, and reserve the right to increase the fee on the effective date of each Step-Up in the benefits under that Rider. We withdraw the fee from each Investment Option in the same proportion that the value of Investment Accounts of each Investment Option bears to the Contract Value. We will deduct a pro rata share of the annual fee from the Contract Value:

      o     on the date we determine the death benefit;

      o after the Maturity Date at the time an Annuity Option under the Contract begins; or

      o     on the date an Excess Withdrawal reduces the Contract Value to zero.


We do not deduct additional Rider fees during the "Settlement Phase" or after the Maturity Date once an Annuity Option begins.


FEE FOR INCOME PLUS FOR LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary adjusted for any Step-up or any subsequent Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life fee will never exceed 1.20%.

FEE FOR INCOME PLUS FOR LIFE -- JOINT LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary adjusted for any Step-up or subsequent Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life -- Joint Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life -- Joint Life fee will never exceed 1.20%.

FEE FOR PRINCIPAL PLUS FOR LIFE. The fee is equal to 0.40% of the "Adjusted Guaranteed Withdrawal Balance." The Adjusted Guaranteed Withdrawal Balance is the Guaranteed Withdrawal Balance that was available on the prior Contract Anniversary adjusted for any Step-up, Bonus or subsequent Purchase Payment made during the Contract Year prior to the current Contract Anniversary.

We reserve the right to increase the Principal Plus for Life fee on the effective date of each Step-up. In such a situation, the Principal Plus for Life fee will never exceed 0.75%.

FEE FOR PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP. The fee is equal to 0.60% of the "Adjusted Guaranteed Withdrawal Balance." The Adjusted Guaranteed Withdrawal Balance is the Guaranteed Withdrawal Balance that was available on the prior Contract Anniversary adjusted for any Step-up, Bonus or subsequent Purchase Payment made during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Principal Plus for Life Plus Automatic Annual Step-up Rider fee on the effective date of each Step-up. In such a situation, the Principal Plus for Life Plus Automatic Annual Step-up Rider fee will never exceed 1.20%.

Additional Annuity Options


We provide additional Annuity Options for Contracts issued with a guaranteed minimum withdrawal benefit Rider, as described in "Pay-out Period Provisions" in "V. Description of the Contracts."


Tax Considerations

See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.

No Loans under 403(b) Plans


The loan privilege described in the "Qualified Contracts" section of "VIII. Federal Tax Matters" is NOT available to [VF1] Contracts if you elect any of our guaranteed minimum withdrawal benefit Riders.


INVESTMENT OPTIONS UNDER GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS

If you elect to purchase any of our Guaranteed Minimum Withdrawal Benefit Riders, you may invest your Contract Value only in the Investment Options we make available with that Rider.


If you purchase any of our guaranteed minimum withdrawal benefit Riders, you must invest 100% of your Contract Value at all times in one or more of the Investment Options we make available for these Riders. Under our current rules, you must invest either:


      (a) among the currently available individual Investment Options (see "Available Individual Investment Options" below); or


      (b) in a manner consistent with any one of the currently available Model Allocation (see "Available Model Allocations" below).


You may transfer between (a) and (b), or vice versa, on any date subject to our restrictions on frequent trading, provided you transfer 100% of your Contract Value. You may take withdrawals only in accordance with our default procedures; you may not specify the Investment Option from which you wish to make a withdrawal (see "Accumulation Period Provisions -- Withdrawals"). We will allocate subsequent Purchase Payments in accordance with your instructions, subject to the restrictions described herein. All Investment Options may not be available through all distribution partners.

YOU SHOULD CONSULT WITH YOUR FINANCIAL PROFESSIONAL TO ASSIST YOU IN DETERMINING WHICH AVAILABLE INDIVIDUAL INVESTMENT OPTION OR MODEL ALLOCATION IS BEST SUITED FOR YOUR FINANCIAL NEEDS AND RISK TOLERANCE.

Available Individual Investment Options


If you purchase a [VF1] Contract with any of our currently offered guaranteed minimum withdrawal benefit Riders, we restrict the individual Investment Options to which you may allocate your Contract Value. These Investment Options invest in the following Funds:


      o     American Asset Allocation Trus

      o     American Bond Trust
      o     American Global Growth Trust

      o     American Global Small Cap Trust
      o     American High-Income Bond Trust


      o     Franklin Templeton Founding Allocation Trust

      o     Lifestyle Growth Trust

      o     Lifestyle Balanced Trust

      o     Lifestyle Moderate Trust

      o     Lifestyle Conservative Trust



      o     Money Market Trust

You may allocate your Contract Value to any combination of these Investment Options and you may also use our DCA program from the Money Market or any available DCA Fixed Investment Option in connection with your selected Investment Options.


FOR MORE INFORMATION REGARDING THESE FUNDS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH FUNDS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE PROSPECTUS FOR EACH APPLICABLE FUND. YOU CAN OBTAIN A COPY OF THE FUNDS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.


Available Model Allocation

You may allocate your entire Contract Value to one of the available Model Allocations, as shown below, and you may also use our DCA program from any available DCA Fixed Investment Option in connection with your selected Model Allocation. You must, however, rebalance your entire Contract Value allocated to your selected Model Allocation on a quarterly basis. In addition, you may not transfer monies between Investment Options other than to transfer 100% of your Contract Value to [another Model Allocation if available or 100% to] any one, or any combination of, the available individual Investment Options.


The currently available Model Allocations are:



        MODEL ALLOCATION NAME         MODEL ALLOCATION PERCENTAGE                   FUND NAME
American Global Diversification                   50%                   American Global Growth Trust
                                                  20%                   American Bond Trust
                                                  15%                   American Global Small Cap Trust
                                                  10%                   American High Income Bond Trust
                                                  5%                    American New World Trust



        MODEL ALLOCATION NAME         MODEL ALLOCATION PERCENTAGE                   FUND NAME
Fundamental Holdings of America                   35%                    American Bond Trust
                                                  25%                    American Growth-Income Trust
                                                  25%                    American Growth Trust
                                                  15%                    American International Trust



Model Allocation Name       Model Allocation     Fund Name
                              Percentage
Select Model                 25%                 Value & Restructuring Trust
                             25%                 American Growth Trust
                             15%                 Strategic Bond Trust
                             15%                 Global Bond Trust
                             10%                 International Opportunities Trust

                             10%                 International Value Trust



NONE OF THE MODEL ALLOCATIONS IS A FUND-OF-FUNDS. A MODEL ALLOCATION MAY EXPERIENCE VOLATILITY IN ITS INVESTMENT PERFORMANCE OR LOSE MONEY, DEPENDING ON THE PERFORMANCE OF THE COMPONENT FUNDS REFERENCED ABOVE. YOUR INVESTMENT IN THE FUNDS WILL FLUCTUATE AND WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL INVESTMENT. FOR MORE INFORMATION REGARDING EACH FUND THAT WE PERMIT YOU TO INVEST IN THROUGH A MODEL ALLOCATION, INCLUDING INFORMATION RELATING TO THAT FUND'S INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN THAT FUND, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE FUND'S PROSPECTUS. YOU CAN OBTAIN A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON EACH OF THE FUNDS BY CONTACTING THE RESPECTIVE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN THE CORRESPONDING INVESTMENT OPTION.


WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS IN YOUR VARIABLE INVESTMENT ACCOUNT AT ANY TIME. If we restrict an Investment Option, we will not allow transfers into the restricted Investment Option and you may not allocate Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.


We also reserve the right to limit the actual percentages you may allocate to certain Investment Options under the Model Allocation, to require that you choose certain Investment Options in conjunction with other Investment Options under the Model Allocation, to limit your ability to transfer between existing Investment Options and/or to require you to periodically rebalance existing variable Investment Accounts to the percentages we require.



FEATURES OF GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS (AVAILABLE WITH [VF1] CONTRACTS ONLY)


Definitions

We use the following definitions to describe how our guaranteed minimum withdrawal benefit Riders work:


      AGE 65 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date the older Owner attains age 65.





AGE 95 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date:

      o the Covered Person attains age 95 under Income Plus for Life, Principal Plus for Life or Principal Plus for Life Plus Automatic Annual Step-up; or


      o     the older Owner attains age 95 under Income Plus for Life - Joint
            Life.


BENEFIT BASE means (applicable only to Income Plus for Life and Income Plus for Life -- Joint Life):

      o     a value we use to determine the Lifetime Income Amount.

      o The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base.

      o We may adjust the Benefit Base to reflect withdrawals, "Step-ups," "Bonuses" and additional Purchase Payments as provided in the Rider.

      o     The maximum Benefit Base is $5 million.


Any adjustment to the Benefit Base will result in a corresponding adjustment to the Lifetime Income Amount. (See "Guaranteed Withdrawal Balance" below for Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up.)


COVERED PERSON means (for Income Plus for Life, Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step Up):

      o The person whose life we use to determine the duration of the Lifetime Income Amount payments;

      o The oldest Owner at issue of the Rider or the oldest Annuitant in the case of a non-natural Owner.


COVERED PERSON means (for Income Plus for Life -- Joint Life):


      o One of the two persons whose lives we use to determine the duration of the Lifetime Income Amount payments.

      o We determine the Covered Persons at the time you elect the Rider. A spouse must qualify as a "spouse" under federal law.

(For Income Plus for Life -- Joint Life Non-Qualified Contracts):

      o both the spouses must be named as co-Owners of the Contract (or co-Annuitants if the Owner is a non-natural person); or

      o if only one spouse is named as an Owner of the Contract (or Annuitant if the Owner is a non-natural person), the other spouse must be designated as the Beneficiary of the Contract.





(For Income Plus for Life -- Joint Life Qualified Contracts):


      o one spouse must be named as the Owner (or Annuitant if the Owner is a non-natural person); and

      o     the Owner's spouse must be the designated Beneficiary.


A Covered Person will no longer qualify as such (i.e., that Covered Person will be removed from the Rider) if that person is no longer designated as an Owner, co-Owner, Annuitant, co-Annuitant or Beneficiary as required above. In the event that you and your spouse become divorced after you purchase the Rider, you may not add a new spouse as a Covered Person. If you remove your spouse as an Owner, Beneficiary or Annuitant, that person will no longer be a Covered Person under the Rider. (See "Withdrawals" in "V. Description of the Contract" for additional information on the impact of divorce.)


EXCESS WITHDRAWAL means:

     (for Income Plus for Life) Any withdrawal you take before the Lifetime
         Income Date that, when combined with all other withdrawals (and applicable withdrawal charges) previously taken during the Contract Year of withdrawal, exceeds 5.0% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments;

     (for Income Plus for Life -- Joint Life) Any withdrawal you take before the
         Lifetime Income Date that, when combined with all other withdrawals (and applicable withdrawal charges) previously taken during the Contract Year of withdrawal, exceeds 4.75% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments; and

     (for Income Plus for Life and Income Plus for Life -- Joint Life) Any withdrawal you take on and after the Lifetime Income Date that, when combined with all other withdrawals (and applicable withdrawal charges) previously taken during the Contract Year of withdrawal, exceeds the Lifetime Income Amount at the time of withdrawal.


GUARANTEED WITHDRAWAL BALANCE (applicable only to Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up) means:


      o The total amount we guarantee to be available for future periodic withdrawals during the Accumulation Period.

      o The initial Guaranteed Withdrawal Balance is equal to your initial Purchase Payment, up to the maximum Guaranteed Withdrawal Balance.

      o We adjust the Guaranteed Withdrawal Balance to reflect withdrawals, "Step-ups," "Bonuses" and additional Purchase Payments as provided in the Rider.

      o     The maximum Guaranteed Withdrawal Balance at any time is $5 million.


GUARANTEED WITHDRAWAL AMOUNT (applicable only to Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up) means:


      o The amount we guarantee to be available each Contract Year for withdrawal during the Accumulation Period until the Guaranteed Withdrawal Balance is depleted;

      o the initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance;

      o     the maximum Guaranteed Withdrawal Amount at any time is $250,000.

LIFETIME INCOME AMOUNT means the amount we guarantee to be available each Contract Year for withdrawal during the Accumulation Period after the date you purchased the Rider (or the Lifetime Income Date, if later), as long as:

      o (for Income Plus for Life, Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up) the Covered Person remains alive as an Owner or Annuitant of the Contract, subject to the terms and conditions of the Rider.


      o (for Income Plus for Life - Joint Life) at least one Covered Person remains alive and qualified as a Covered Person, subject to the terms and conditions of the Rider.


      o We may adjust the Lifetime Income Amount to reflect withdrawals, "Step-ups," "Bonuses" and additional Purchase Payments as provided in the Rider.

Any adjustment to the Benefit Base will result in a corresponding adjustment to the Lifetime Income Amount.

LIFETIME INCOME DATE means the date on which we determine the Life Income Amount. This will be the date you purchase the Rider if:

      o (for Income Plus for Life, Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step Up) you are age 59 1/2 or older at the time; otherwise, the Lifetime Income Date is the Anniversary Date on, or immediately following, the date you attain age 59 1/2.

      o (for Income Plus for Life -- Joint Life) both you and your spouse are age 59 1/2 or older at the time; otherwise, the Anniversary Date on, or immediately following, the date the younger spouse would attain age 59 1/2. (The Lifetime Income Date does not change if the younger spouse does not survive to this date and the older spouse is still a Covered Person under the Rider.)




RESET means a reduction resulting from our recalculation of:

      o the Benefit Base (for Income Plus for Life and Income Plus for Life -- Joint Life) if you take withdrawals of Contract Value before the Lifetime Income Date; or

      o the Benefit Base (for Income Plus for Life and Income Plus for Life -- Joint Life) if your annual withdrawals on and after the Lifetime Income Date exceed the Lifetime Income Amount; and


      o the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount or the Lifetime Income Amount (for Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up) if your annual withdrawals of Contract Value exceed the Guaranteed Withdrawal Amount or Lifetime Income Amount.

STEP-UP means an increase resulting from our recalculation of:

      o the Benefit Base and Lifetime Income Amount (for Income Plus for Life and Income Plus for Life -- Joint Life) on certain anniversary dates to reflect market performance that exceeds previously calculated benefits; and


      o the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount or Lifetime Income Amount (for Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up) on certain anniversary dates to reflect market performance that exceeds previously calculated benefits.


We also use the term "withdrawal" to refer to amounts withdrawn, including any applicable withdrawal charges.

Income Plus for Life

OVERVIEW. The Income Plus for Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. We calculate the Lifetime Income Amount on the Lifetime Income Date. If the Covered Person is age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 5% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 5% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as the Covered Person is alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. We may reduce the Lifetime Income Amount if you take withdrawals in excess of the Lifetime Income Amount. If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Bonuses" and a "Target Amount Adjustment." We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.

IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the amount of that withdrawal (including withdrawal charges). If, however, a withdrawal is an Excess Withdrawal, we will reduce the Benefit Base to equal the lesser of:

      o     the Contract Value immediately after the withdrawal; or

      o the Benefit Base minus the amount of the withdrawal (including related withdrawal charges).

If you take withdrawals prior to the Lifetime Income Date, we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 5% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal, you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" below.)

After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount (inclusive of withdrawal charges) each Contract Year without affecting the Benefit Base. If your total withdrawals during a Contract Year exceed the Lifetime Income Amount, however, we will Reset (i.e., reduce) the Benefit Base and the Lifetime Income Amount.

Each time you take a withdrawal after the Lifetime Income Date, we first determine if the amount of the withdrawal is an Excess Withdrawal (i.e., a withdrawal, including any withdrawal charges, that exceeds the Lifetime Income Amount when combined with any other withdrawal for that Contract Year). If so, we will deduct the entire amount of the Excess Withdrawal (including any withdrawal charges) from the Benefit Base and compare the reduced Benefit Base to your Contract Value after the withdrawal. We next Reset the Benefit Base to equal the lesser of:

      o     the reduced Benefit Base; or

      o     the Contract Value immediately after the Excess Withdrawal.

After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 5% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.

In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a withdrawal would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" below).

We do not change your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total withdrawals during a Contract Year are less than or equal to the Lifetime Income Amount.


The Income Plus for Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year (see "Settlement Phase" below). In the event of an Excess Withdrawal, you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider if Contract Value declines to zero during the Contract Year of the Excess Withdrawal (see "Settlement Phase" below). The Income Plus for Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.


We may reduce Benefit Base and Lifetime Income Amount values if you take withdrawals that exceed the guaranteed amount of your withdrawals. Withdrawals in excess of the Lifetime Income Amount may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.

EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase Income Plus for Life, we will adjust the way we calculate the death benefit payable under your Contract upon the death of the Owner (or deemed Owner if the Owner is not a natural person) during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:

      o you limit your withdrawals (including applicable withdrawal charges) during a Contract Year to the Lifetime Income Amount; or,

      o if you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, you limit your withdrawals (including applicable withdrawal charges) each Contract Year before the Lifetime Income Date to 5% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire amount of that withdrawal (including any withdrawal charges) on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

      o the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

      o the amount of the withdrawal (including applicable withdrawal charges); divided by

      o     the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE. We will increase the Benefit Base:

      o by any applicable Bonus if you take no withdrawals during certain Contract Years;

      o by any applicable "Step-up" to reflect certain increases in Contract Value;

      o to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the Covered Person attains age 70; and (b) the Contract Anniversary at the end of 10 Contract Years; and

      o to reflect certain additional Purchase Payments (see "Purchase Payments" above).

Bonuses, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME BONUSES. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Bonus Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Bonus Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Bonus Period to the lesser of 10 years from the Step-up Date or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Bonus equal to:

o 6% of total Purchase Payments to your Contract if we did not previously Step-up the Benefit Base and/or the Lifetime Income Amount; otherwise

o 6% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.

We will not apply any Lifetime Income Bonus, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.

STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also recalculate the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees"). The recalculated Lifetime Income Amount will equal 5% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the recalculated Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the time of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Income Plus for Life Fee"). If you decline the Step-up, the fee rate will not be increased.

The Step-up Dates occur only while the Income Plus for Life Rider is in effect. We schedule the Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Bonus Period to the lesser of 10 years from the Step-up Date or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.

"TARGET AMOUNT" ADJUSTMENT. When you purchase the Income Plus for Life, we establish a "Target Amount" for a potential increase in the Benefit Base on a "Target Date." For these purposes, the Target Date is the later of:

      o the end of the first 10 Contract Years while the Income Plus for Life is in effect; or

      o the Contract Anniversary on or next following the date the Covered Person attains age 70.

The Target Amount is 200% of the initial Purchase Payment for your Contract. We will increase the Target Amount by 200% of all additional Purchase Payments made in the first Contract Year and 100% of all subsequent Purchase Payments you make, subject to our Purchase Payment limits, until the applicable target date. In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.

If you take no withdrawals under your Contract from the Income Plus for Life Rider's effective date until the applicable Target Date, we will adjust the Benefit Base to equal the greater of:

      o the current Benefit Base, as adjusted by any Lifetime Income Bonus or Step-up for the Contract Year ending on the Target Date; or

      o     the Target Amount.

LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse). For purposes of Income Plus for Life, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year that are intended to be paid to you:

      o pursuant to Code Section 72(q)(2)(D) or Section 72(t)(2)(A)(iv) upon the request of the Owner (we sometimes refer to these as "Pre-59 1/2 Distributions"); or

      o pursuant to Code Section 72(s)(2) upon the request of the Beneficiary (we sometimes refer to these as "Non-Qualified Death Benefit Stretch Distributions"); or

      o as required or contemplated by Code Section 401(a)(9), Section 403(b)(10), Section 408(b)(3), or Section 408A, as the case may be (we sometimes refer to these as "Qualified Death Benefit Stretch Distributions" or "Required Minimum Distributions").

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

We base our "life expectancy" calculations on our understanding and interpretation of the requirements under tax law applicable to Pre-59 1/2 Distributions, Required Minimum Distributions, Non-Qualified Death Benefit Stretch Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with your tax advisor prior to electing Income Plus for Life.

Each withdrawal under our Life Expectancy Distribution program will reduce your Contract Value. In addition, if you purchased the rider before the Covered Person attains age 59 1/2, and you take the withdrawal before the Lifetime Income Date, we will reduce your Benefit Base by the amount of the withdrawal. We will not, however, Reset your Benefit Base or Lifetime Income Amount if a withdrawal under our Life Expectancy Distribution program (based on our current understanding and interpretation of the tax law) causes total withdrawals during a Contract Year to exceed the Lifetime Income Amount and all withdrawals during that year were under our Life Expectancy Distribution program.

We will not make any further withdrawals under our Life Expectancy Distribution program if both the Contract Value and the Benefit Base are depleted to zero. We will make distributions as part of the Contract's "Settlement Phase," however, if the Lifetime Income Amount is greater than zero and the Covered Person is living at that time. We designed our Life Expectancy Distribution Program to provide minimum lifetime distributions as described or as required under certain sections of the Code. Withdrawals under our automatic Life Expectancy Distribution program will not be treated as Excess Withdrawals and will not Reset the Benefit Base or Lifetime Income Amount.

SETTLEMENT PHASE. We automatically make settlement payments during Income Plus for Life's "Settlement Phase." The Settlement Phase begins if the Contract Value reduces to zero at any time during a Contract Year, there were no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.

During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, credit additional Bonus amounts, make any Step-ups or deduct any charge for the Income Plus for Life benefit during the Settlement Phase.

At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

      o If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as the Covered Person is living.

      o If you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as the Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 5% of the Benefit Base at the Lifetime Income Date).

      o In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply:

IF A BENEFICIARY IS:   THEN
                       INCOME PLUS FOR LIFE:

1. The decedent's      - may continue if the Beneficiary elects to continue the
spouse and the         Contract within the time we permit under our
Covered Person is not  administrative rules. We will automatically increase the
the deceased Owner     Benefit Base to equal the initial death benefit we
                       determine, if the death benefit is greater than the Benefit Base prior to our determination. We will also recalculate the Lifetime Income Amount to equal 5% of the recalculated Benefit Base and will assess the Rider Fee based on the recalculated Benefit Base.

                       - enters its Settlement Phase if a subsequent withdrawal would deplete the Contract Value to zero, and the remaining Lifetime Income Amount for the year of withdrawal is still greater than zero.

                       - continues to be eligible for any remaining Bonus amounts and Step-ups, but we will change the date we determine and apply these benefits to future anniversaries of the date we determine the initial death benefit. We will permit the spouse to opt out of an increase in the Benefit Base, if any, to reflect the initial death benefit and any future Step-ups if we increase the rate of the Income Plus for Life fee at that time.


2. Not the deceased    - may continue in the same manner as 1.
Owner's spouse and
the Covered Person is  - enters its Settlement Phase if a subsequent withdrawal
not the deceased       would deplete the Contract Value to zero, and the
Owner                  remaining Lifetime Income Amount for the year of
                       withdrawal is still greater than zero.


                       - does not continue to be eligible for any Bonus amounts and Step-ups. We will permit the Beneficiary to opt out of an increase in the Benefit Base, if any, to reflect the initial death benefit if we increase the rate of the Income Plus for Life fee at that time.

3. The deceased        - ends without any further benefit.
Owner's spouse and
the Covered Person is  - we may determine to offer a new guaranteed minimum
the deceased Owner     withdrawal death benefit Rider to the Beneficiary,
                       subject to our current administrative rules and subject to Rider's then current fees, but we provide no assurance that we will do so.

4. Not the deceased    - ends without any further benefit.
Owner's spouse and
the Covered Person is
the deceased Owner



If the Beneficiary does not take the death benefit as a lump sum under the terms of the Contract and Income Plus for Life continues, we will determine the Adjusted Benefit Base and the Rider Fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.


If you die during the Settlement Phase, the only death benefits we provide are the remaining settlement payments that may become due under the Income Plus for Life Rider. If the Covered Person dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero and make no further payments. If the Beneficiary is not the deceased Owner's spouse, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of the Owner's death. Otherwise, the entire interest must be distributed within five years of the Owner's death.

TERMINATION. You may not terminate the Income Plus for Life Rider once it is in effect. However, the Income Plus for Life Rider will terminate automatically upon the earliest of:

     - the date a death benefit is payable and the Beneficiary takes the death benefit as a lump sum under the terms of the Contract;

     -   the date an Annuity Option begins;

     -   the date the Contract Value and the Benefit Base both equal zero;

     -   the death of the Covered Person; or

     -   termination of the Contract.


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The addition of Income Plus for Life to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and the Covered Person must attain Age 59 1/2 and remain living for you to receive certain benefits. Furthermore, Income Plus for Life limits the Investment Options otherwise available under the Contract, requires you to defer taking withdrawals to receive certain benefits, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provide no guaranteed withdrawal benefits once payments begin under certain Annuity Options described in the Prospectus. You should carefully consider each of these factors before deciding if Income Plus for Life is suitable for your needs, especially at older ages.

EXAMPLES. Please refer to Appendix C for hypothetical examples that illustrate the benefits under Income Plus for Life.

Income Plus for Life -- Joint Life (not available in New York)

OVERVIEW. The Income Plus for Life -- Joint Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. If both you and your spouse are age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 4.75% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 4.75% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life -- Joint Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as either Covered Person remains alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. The Lifetime Income Amount reduces to zero upon the death of the last Covered Person or upon a change in Owner, Beneficiary or Annuitant that removes the last Covered Person from the Contract as an Owner, Beneficiary or Annuitant. Because we provide our guarantee over the lifetime of two Covered Persons under the Income Plus for Life -- Joint Life Rider, we calculate a lower Lifetime Income Amount than we do under the Income Plus for Life Rider.

If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Bonuses" and a "Target Amount Adjustment." We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.

IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the amount of that withdrawal (including withdrawal charges). If, however, a withdrawal is an Excess Withdrawal, we will reduce the Benefit Base to equal the lesser of:

     -   the Contract Value immediately after the withdrawal; or

     - the Benefit Base minus the amount of the withdrawal (including related withdrawal charges) for that Contract Year.

If you take withdrawals prior to the Lifetime Income Date, we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 4.75% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal, you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" below.)

After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount (inclusive of withdrawal charges) each Contract Year without affecting the Benefit Base. If your total withdrawals during a Contract Year exceed the Lifetime Income Amount, however, we will Reset (i.e., reduce) the Benefit Base and the Lifetime Income Amount.

Each time you take a withdrawal after the Lifetime Income Date, we first determine if the amount of the withdrawal is an Excess Withdrawal (i.e., a withdrawal, including any withdrawal charges, that exceeds the Lifetime Income Amount when combined with any other withdrawal for that Contract Year). If so, we will deduct the entire amount of the Excess Withdrawal (including any withdrawal charges) from the Benefit Base and compare the reduced Benefit Base to your Contract Value after the withdrawal. We next Reset the Benefit Base to equal the lesser of:

     -   the reduced Benefit Base; or

     -   the Contract Value immediately after the Excess Withdrawal.


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After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 4.75% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.

In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a withdrawal would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" below).

We do not change your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total withdrawals during a Contract Year are less than or equal to the Lifetime Income Amount.

The Income Plus for Life -- Joint Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year. (See "Settlement Phase" below.) In the event of an Excess Withdrawal, the Income Plus for Life -- Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal. (See "Income Plus for Life -- Calculation of Benefit Base.") The Income Plus for Life -- Joint Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.

We may reduce Benefit Base and Lifetime Income Amount values if you take withdrawals that exceed the guaranteed amount of your withdrawals. Withdrawals in excess of the Lifetime Income Amount may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.

EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase the Income Plus for Life -- Joint Life Rider, we will adjust the way we calculate the death benefit payable under your Contract upon death of the first Owner (or deemed Owner if the Owner is not a natural person) to die during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:

     - you limit your withdrawals (including applicable withdrawal charges) during a Contract Year to the Lifetime Income Amount; or,

     - if you purchased the Income Plus for Life -- Joint Life Rider before the younger Covered Person attained age 59 1/2, you limit your withdrawals (including applicable withdrawal charges) each Contract Year before the Lifetime Income Date to 4.75% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire amount of that withdrawal (including any withdrawal charges) on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

     - the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

     - the amount of the withdrawal (including applicable withdrawal charges); divided by

     -   the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE. We will increase the Benefit Base:

     - by any applicable Bonus if you take no withdrawals during certain Contract Years;

     -   by any applicable "Step-up" to reflect certain increases in Contract
         Value;


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     -   to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the younger Covered Person attains age 70; and (b) the Contract Anniversary at the end of 10 Contract Years; and

     - to reflect certain additional Purchase Payments (see "Purchase Payments" above).

Bonuses, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME BONUSES. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Bonus Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Bonus Period coincides with the first 10 Contract Years while the Income Plus for Life -- Joint Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Bonus Period to the lesser of 10 years from the Step-up Date or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Bonus equal to:

     - 6% of total Purchase Payments to your Contract if we did not previously Step-up the Benefit Base and/or the Lifetime Income Amount; otherwise

     - 6% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.

We will not apply any Lifetime Income Bonus, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.

STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also recalculate the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees"). The recalculated Lifetime Income Amount will equal 4.75% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the recalculated Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the time of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Rider Fees"). If you decline the Step-up, the fee rate will not be increased.

The Step-up Dates occur only while the Income Plus for Life Rider is in effect. We schedule the Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Bonus Period to the lesser of 10 years from the Step-up Date or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.

"TARGET AMOUNT" ADJUSTMENT. When you purchase the Income Plus for Life -- Joint Life Rider, we establish a "Target Amount" for a potential increase in the Benefit Base on a "Target Date." For these purposes, the Target Date is the later of:

     - the end of the first 10 Contract Years while the Income Plus for Life -- Joint Life Rider is in effect; or

     - the Contract Anniversary on or next following the date the younger spouse would have attained age 70.

The Target Amount is 200% of the initial Purchase Payment for your Contract. We will increase the Target Amount by 200% of all additional Purchase Payments made in the first Contract Year and 100% of all subsequent Purchase Payments you make, subject to our Purchase Payment limits, until the applicable target date. In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.


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If you take no withdrawals under your Contract from the Income Plus for Life --
Joint Life Rider's effective date until the applicable Target Date, we will adjust the Benefit Base to equal the greater of:

     - the current Benefit Base, as adjusted by any Lifetime Income Bonus or Step-up for the Contract Year ending on the Target Date; or

     -   the Target Amount.

LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse) as described in "Income Plus for Life - Life Expectancy Distribution Program," above. Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.


SETTLEMENT PHASE. Income Plus for Life -- Joint Life will enter its Settlement Phase as described in "Income Plus for Life - Settlement Phase," above, if the Contract Value reduces to zero during a Contract Year, you have taken no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life -- Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.


During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, credit additional Bonus amounts, make any Step-ups or deduct any charge for the Income Plus for Life -- Joint Life benefit during the Settlement Phase.

At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as either Covered Person is living.

     - If you purchased the Income Plus for Life -- Joint Life Rider before the younger Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as either Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 4.75% of the Benefit Base at the Lifetime Income Date).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life -- Joint Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply.

Death of First Covered Person. If the first Covered Person to die is an Owner of the Contract (or deemed to be an "Owner" if the Owner is a non-natural person), the surviving Covered Person may elect to continue the Contract in effect in lieu of receiving the Contract's death benefit as a lump sum under our current administrative procedures. (See "Death after Removal of a Covered Person" below if there is no surviving Covered Person.) If the Contract continues, the Income Plus for Life -- Joint Life Rider will continue. We will continue to provide the Lifetime Income Amount guarantee only for the lifetime of the surviving Covered Person and continue to charge the Income Plus for Life -- Joint Life Rider fee (See "Income Plus for Life -- Joint Life Rider Fee" below). If the death benefit is greater than the Contract Value, we will increase the Contract Value to equal the amount of the death benefit (but will not make any adjustments to the Benefit Base, Lifetime Income Amount, Bonuses or Step-ups). We will treat any distribution of death benefits under a Contract as a "withdrawal" for purposes of subsequent calculations of the Benefit Base and the Lifetime Income Amount.


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If the first Covered Person to die is not is not the Owner (and is not deemed to be an "Owner" if the Owner is a non-natural person), no death benefit is payable under the Contract. The Rider will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the surviving Covered Person. We will continue to charge the Income Plus for Life -- Joint
Life Rider fee; however, we will make no adjustments to the Contract Value or make any adjustments to the Benefit Base, Lifetime Income Amount, Bonuses or Step-ups.

If the death of the first Covered Person occurs while the Rider is in its Settlement Phase, no additional death benefit is payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. If the death occurs before the Lifetime Income Date, we will compute a Lifetime Income Amount during the Settlement Phase on the later of the Lifetime Income Date or the date we receive notice of the death of the first Covered Person. Settlement payments will equal the Lifetime Income Amount.

WE MAY LIMIT THE ABILITY OF THE SURVIVING COVERED PERSON TO CHOOSE A SETTLEMENT PAYMENT AMOUNT AND DURATION THAT DIFFERS FROM THE AMOUNT AND DURATION IN EFFECT BEFORE THE DEATH OF THE FIRST COVERED PERSON.

Death of Last Covered Person. If the surviving Covered Person dies while the Income Plus for Life -- Joint Life Rider is in effect we will reduce the Lifetime Income Amount to zero and we no make no additional payments under the Rider to the Beneficiary.

Death after Removal of a Covered Person. In certain instances, a person initially designated as a Covered Person may be removed as a Covered Person from the Rider (see "Covered Persons" above). If that happens and:

     - if the removed Covered Person subsequently dies, there will be no impact on the guarantees provided by the Rider in most cases; and

     - if the remaining Covered Person subsequently dies, we will consider that Covered Person to be the "last" Covered Person and the Rider will terminate.


TERMINATION. The Income Plus for Life -- Joint Life Rider terminates in accordance with the "Income Plus for Life - Termination" section, above.


You should consult with your financial professional to assist you in determining whether the Income Plus for Life -- Joint Life Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and at least one of the Covered Persons must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore this Rider limits the investment options otherwise available under the Contract, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed withdrawal benefits once payments begin under any of the Annuity Options described in the Prospectus. You should carefully consider each of these factors before purchasing an Income Plus for Life -- Joint Life Rider.

EXAMPLES. Please refer to Appendix C for hypothetical examples that illustrate the benefits under the Income Plus for Life -- Joint Life Rider.

Principal Plus for Life

OVERVIEW. The optional Principal Plus for Life Rider provides a guaranteed minimum withdrawal benefit during the Accumulation Period. In particular, this Rider guarantees the return of your investments in the Contract, regardless of market performance, as long as you limit your withdrawals to a Guaranteed Withdrawal Amount each year, beginning on the date you purchase the Rider. The initial Guaranteed Withdrawal Amount equals 5% of your initial Purchase Payment for the Contract. (We do not count Purchase Payment amounts over $5 million for this purpose.) You can withdraw the Guaranteed Withdrawal Amount each year until the Guaranteed Withdrawal Balance is depleted to zero.

In addition, we designed the Principal Plus for Life Rider to permit you to withdraw a minimum annual amount, called the Lifetime Income Amount, starting on a Lifetime Income Date. If you limit your annual withdrawals to the Lifetime Income Amount, we will make this benefit available as long as the Covered Person is alive and an Owner, Beneficiary or Annuitant under the Contract, even after you have recovered your investments in the Contract and even if your Contract Value reduces to zero.

IMPACT OF WITHDRAWALS. We decrease the Guaranteed Withdrawal Balance each time you take a withdrawal. If your total withdrawals during a Contract Year are less than or equal to the Guaranteed Withdrawal Amount, we will decrease the Guaranteed


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Withdrawal Balance by the amount of the withdrawals. If a withdrawal causes total withdrawals during a Contract Year to exceed the Guaranteed Withdrawal Amount (or if total withdrawals during a Contract Year have already exceeded the Guaranteed Withdrawal Amount), we will automatically Reset the Guaranteed Withdrawal Balance to equal the lesser of:

     -   the Contract Value immediately after the withdrawal; or

     - the Guaranteed Withdrawal Balance immediately prior to the withdrawal minus the amount of the withdrawal.

Each time we Reset the Guaranteed Withdrawal Balance, we also recalculate the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal or (b) 5% of the greater of the Contract Value after the withdrawal or the new Guaranteed Withdrawal Balance value. After the Lifetime Income Date, we also will recalculate the Lifetime Income Amount if a withdrawal causes total withdrawals during a Contract Year to exceed the Lifetime Income Amount (or if total withdrawals during a Contract Year have already exceeded the Lifetime Income Amount). In that case, the Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal or (b) 5% of the greater of the Contract Value immediately after the withdrawal or the new Guaranteed Withdrawal Balance value.

In certain circumstances, however, we will not Reset the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and/or the Lifetime Income Amount, even where a withdrawal would exceed the Guaranteed Withdrawal Amount and/or Lifetime Income Amount for a Contract Year. These involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" below).

We do not change your Guaranteed Withdrawal Amount when you make a withdrawal if your total withdrawals during a Contract Year are less than or equal to the Guaranteed Withdrawal Amount. Similarly, we do not change your Lifetime Income Amount when you make a withdrawal if your total withdrawals during a Contract Year are less that or equal to the Lifetime Income Amount. If you take any withdrawals prior to the Lifetime Income Date, the initial amount of the Lifetime Income Amount may be less than the Guaranteed Withdrawal Amount. Although you may continue to take withdrawals up to the Guaranteed Withdrawal Amount after the Lifetime Income Date without reduction of the Guaranteed Withdrawal Amount benefit (as long as there is a positive Guaranteed Withdrawal Balance value) your Lifetime Income Amount benefit may be reduced if the amount you withdraw exceeds the Lifetime Income Amount. You could eventually lose any benefit based on the Lifetime Income Amount if you continue to take withdrawals in excess of the Lifetime Income Amount. If your withdrawals are less than the full Guaranteed Withdrawal Amount available in any Contract Year, the remaining Guaranteed Withdrawal Amount cannot be carried forward to the next Contract Year.


The Principal Plus for Life benefit enters a "Settlement Phase" if a withdrawal less than or equal to the Guaranteed Withdrawal Amount reduces the Contract Value to zero but either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after the withdrawal is greater than zero (see "Settlement Phase" below). The Principal Plus for Life benefit terminates if the Contract Value, Guaranteed Withdrawal Balance and Lifetime Income Amount immediately after a withdrawal are all equal to zero (see "Principal Plus for Life Fee" and "Termination" sections below).


If your annual withdrawals exceed the Guaranteed Withdrawal Amount, we will recalculate amounts we guarantee for future withdrawals. We may Reset Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount values to reflect reductions that exceed the amount of your withdrawals. A Reset also may reduce the total amount guaranteed below the total of your Purchase Payments and may reduce or eliminate future Guaranteed Withdrawal Amount and Lifetime Income Amount values. Withdrawals in excess of the Lifetime Income Amount may reduce or eliminate future Lifetime Income Amount values.

INCREASES IN THE GUARANTEED WITHDRAWAL BALANCE. We will increase the Guaranteed Withdrawal Balance:

     - by any applicable Bonus if you take no withdrawals during certain Contract Years;

     - by any applicable "Step-up" to reflect certain increases in Contract Value; and

     - to reflect additional Purchase Payments (see "Purchase Payments" above).

Bonuses, when applied, will increase the Guaranteed Withdrawal Balance and may increase the Guaranteed Withdrawal Amount and the Lifetime Income Amount.


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BONUSES. We will increase the Guaranteed Withdrawal Balance at the end of each
Contract Year during Principal Plus for Life's Bonus Period if you take no withdrawals during that Contract Year. For these purposes, the initial Bonus Period is the first 10 Contract Years. Each time a Step-up occurs, we will extend the Bonus Period to the lesser of: (a) 10 years from a Step-up Date; or
(b) the Age 95 Contract Anniversary.

Each time you qualify for a Bonus, we will increase the Guaranteed Withdrawal
Balance:

     - by an amount equal to 5% of total Purchase Payments to the Contract if you did not previously Step-up the Guaranteed Withdrawal Balance and/or we did not previously Reset the Guaranteed Withdrawal Balance (see "Effects of Withdrawals" below); otherwise

     - by an amount equal to 5% of the Guaranteed Withdrawal Balance immediately after the latest Step-up or Reset, increased by any Purchase Payments received since such latest Step-up or Reset.

Each time we apply a Bonus to the Guaranteed Withdrawal Balance, we will also recalculate the Guaranteed Withdrawal Amount and the Lifetime Income Amount. The Guaranteed Withdrawal Amount will equal the greater of Guaranteed Withdrawal Amount prior to the Bonus or 5% of the Guaranteed Withdrawal Balance after the Bonus. The Lifetime Income Amount will equal the greater of the Lifetime Income Amount prior to the Bonus or 5% of the Guaranteed Withdrawal Balance after the Bonus.

Step-ups will increase the Guaranteed Withdrawal Balance and may increase the Guaranteed Withdrawal Amount and the Lifetime Income Amount.

STEP-UPS. If the Contract Value on any Step-up Date is greater than the Guaranteed Withdrawal Balance on that date, we will automatically increase ("Step-up") the Guaranteed Withdrawal Balance to equal the Contract Value (subject to the maximum Guaranteed Withdrawal Balance limit of $5 million). Each time we apply a Step-up, we will also recalculate the Guaranteed Withdrawal Amount, the Lifetime Income Amount, and the Rider Fee (see "Principal Plus for Life Fee"). The Guaranteed Withdrawal Amount will equal the greater of the Guaranteed Withdrawal Amount prior to the Step-up or 5% of the new Guaranteed Withdrawal Balance value after the Step-up and the Lifetime Income Amount will equal the greater of the Lifetime Income Amount prior to the Step-up or 5% of the new Guaranteed Withdrawal Balance value after the Step-up. We also reserve the right to increase the rate of the Principal Plus for Life fee up to a maximum rate of 0.75%. If we decide to increase the rate at the time of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Principal Plus for Life Fee"). If you decline the Step-up, the fee rate will not be increased.

The Step-up Dates occur only while the Principal Plus for Life Benefit is in effect. We schedule the Step-up Dates for the 3rd, 6th and 9th Contract Anniversary after the Contract Date. After the 9th Contract Anniversary, we increase the schedule of Step-up Dates to include each succeeding Contract Anniversary (e.g., the 10th, 11th, 12th etc.) up to and including the Age 95 Contract Anniversary. (In Oregon, we limit the duration of Step-Up Dates to a maximum of 50 Contract Years.)

If you decline an automatic Step-up, you will have the option to elect to Step-up the Guaranteed Withdrawal Balance (as well as the Guaranteed Withdrawal Amount and Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Guaranteed Withdrawal Balance, we will thereafter resume automatic Step-ups.

LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse). For purposes of Principal Plus for Life, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year that are intended to be paid to you:

     - pursuant to Code Section 72(q)(2)(D) or Section 72(t)(2)(A)(iv) upon the request of the Owner (we sometimes refer to these as "Pre-59 1/2 Distributions"); or

     - pursuant to Code Section 72(s)(2) upon the request of the Beneficiary (we sometimes refer to these as "Non-Qualified Death Benefit Stretch Distributions"); or

     - as required or contemplated by Code Section 401(a)(9), Section 403(b)(10), Section 408(b)(3), or Section 408A, as the case may be (we sometimes refer to these as "Qualified Death Benefit Stretch Distributions" or "Required Minimum Distributions").

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

We base our life expectancy calculations on our understanding and interpretation of the requirements under tax law applicable to Pre-59 1/2 Distributions, Required Minimum Distributions, Non-Qualified Death Benefit Stretch Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with your tax advisor prior to electing Principal Plus for Life.

Each withdrawal under our Life Expectancy Distribution program will reduce your Contract Value and your Guaranteed Withdrawal Balance. We will not, however, Reset your Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount or Lifetime Income Amount if a withdrawal under our Life Expectancy Distribution program (based on our current understanding and interpretation of the tax law) causes total withdrawals during a Contract Year to exceed the Guaranteed Withdrawal Amount or Lifetime Income Amount, as applicable and all withdrawals during that year were under our Life Expectancy Distribution program.

We will not make any further withdrawals under our Life Expectancy Distribution program if both the Contract Value and the Guaranteed Withdrawal Balance are depleted to zero. We will make distributions as part of the Contract's "Settlement Phase," however, if the Lifetime Income Amount is greater than zero and the Covered Person is living at that time. We designed our Life Expectancy Distribution Program to provide minimum lifetime distributions as described or as required under certain sections of the Code. Withdrawals under our automatic Life Expectancy Distribution program will not be treated as excess withdrawals and will not Reset the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount or Lifetime Income Amount.

SETTLEMENT PHASE. We automatically make settlement payments during Principal Plus for Life's "Settlement Phase." The Settlement Phase begins if total withdrawals during the Contract Year, are equal to or less than the Guaranteed Withdrawal Amount, the Contract Value reduces to zero and either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after the withdrawal is still greater than zero. During this phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments and we will not deduct any charge for the Principal Plus for Life benefit during the Settlement Phase.

At the beginning of the Settlement Phase, you generally may choose an annual settlement payment amount that we will automatically pay to you. The settlement payment amount we permit you to choose varies:

     - You may choose an amount that is no greater than, or equal to, the Guaranteed Withdrawal Amount if the Guaranteed Withdrawal Balance is greater than zero at the beginning of the Settlement Phase. We reduce any remaining Guaranteed Withdrawal Balance each time we make a settlement payment, and automatically pay the settlement amount to you each Contract Year while the Covered Person is alive until the Guaranteed Withdrawal Balance reduces to zero. After that, we will make settlement payments to you each Contract Year during the Covered Person's lifetime in an amount that is equal to any remaining Lifetime Income Amount value. Keep in mind that in certain circumstances the Lifetime Income Amount may be less than the Guaranteed Withdrawal Amount, and under those circumstances your choice of an amount in excess of the Lifetime Income Amount could result in a reduction of the Lifetime Income Amount (see "Effect of Withdrawals").

     - You may choose to continue to receive distribution payments under the Life Expectancy Distribution program if the program is in effect and the Guaranteed Withdrawal Balance is greater than zero at the beginning of the Settlement Phase. If you do, we will reduce any remaining Guaranteed Withdrawal Balance each time we make a distribution payment and automatically make distribution payments each Contract Year while the Covered Person is alive until the Guaranteed Withdrawal Balance reduces to zero (see "Life Expectancy Distribution Program"). After that, we will make settlement payments to you each Contract Year during the Covered Person's lifetime in an amount that is equal to any remaining Lifetime Income Amount value.

     - We will make settlement payments to you each Contract Year during the Covered Person's lifetime in an amount that is equal to the Lifetime Income Amount if there is no remaining Guaranteed Withdrawal Balance at the beginning of the Settlement Phase. If the Covered Person is alive when the Guaranteed Withdrawal Balance is depleted, we will continue to make settlement payments each Contract Year during the Covered Person's lifetime in an amount that is equal to the

Lifetime Income Amount.

     - After the Life Income Date, if you choose to receive a settlement payment that is in excess of the Lifetime Income Amount, we will recalculate the Lifetime Income Amount in the same manner as a withdrawal that exceeds the Lifetime Income Amount (see "Effect of Withdrawals" above). We do not recalculate the Lifetime Income Amount, however, if you receive distribution payments under the Life Expectancy Distribution program.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Principal Plus for Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply:


IF A BENEFICIARY IS:     THEN
                         PRINCIPAL PLUS FOR LIFE:

1. The deceased          - Does not continue with respect to the Lifetime Income
Owner's spouse and       Amount, but continues with respect to the Guaranteed
the deceased Owner is    Withdrawal Amount if the death benefit or the
the Covered Person       Guaranteed Withdrawal Balance is greater than zero. We
                         will automatically Step-up the Guaranteed Withdrawal
                         Balance to equal the initial death benefit we determine, if greater than the Guaranteed Withdrawal
                         Balance prior to the death benefit.

                         - Enters the Settlement Phase if a withdrawal would deplete the Contract Value to zero, and the Guaranteed Withdrawal Balance is still greater than zero.

                         - Continues to impose the Principal Plus for Life fee.

                         - Continues to be eligible for any remaining Bonuses and Step-ups, but we will change the date we determine and apply these benefits to future anniversaries of the date we determine the initial death benefit. We will permit the spouse to opt out of the initial death benefit Step-up, if any, and any future Step-ups if we increase the rate of the Principal Plus for Life fee at that time.

2. Not the deceased      Continues in the same manner as 1., except that
Owner's spouse and       Principal Plus for Life does not continue to be
the deceased Owner is    eligible for any remaining Bonuses and Step-ups, other
the Covered Person       than the initial Step-up of the Guaranteed Withdrawal
                         Balance to equal the death benefit, if greater than the Guaranteed Withdrawal Balance prior to the death benefit. We will permit the Beneficiary to opt out of the initial death benefit Step-up, if any, if we increase the rate of the Principal Plus for Life fee at that time.

3. The deceased          Continues in the same manner as 1., except that
Owner's spouse and       Principal Plus for Life continues with respect to the
the deceased Owner is    Lifetime Income Amount for the Beneficiary. If the
not the Covered Person   Lifetime Income Amount has not been determined prior to
                         the payment of any portion of the death benefit, we will determine the initial Lifetime Income Amount on an anniversary of the date we determine the death benefit after the Covered Person has reached age 59 1/2.

4. Not the deceased      Continues in the same manner as 1., except that
Owner's spouse and       Principal Plus for Life continues with respect to the
the deceased Owner is    Lifetime Income Amount for the Beneficiary. If the
not the Covered          Lifetime Income Amount has not been determined prior to
Person                   the payment of any portion of the death benefit, we
                         will determine the initial Lifetime Income Amount on an anniversary of the date we determine the death benefit after the Covered Person has reached age 59 1/2.

                         In this case, Principal Plus for Life does not continue to be eligible for any remaining Bonuses and Step-ups, other than the initial Step-up of the Guaranteed Withdrawal Balance to equal the death benefit, if greater than the Guaranteed Withdrawal Balance prior to the death benefit. We will permit the Beneficiary to opt out of the initial death benefit Step-up, if any, if we increase the rate of the Principal Plus for Life fee at that time.

If the Beneficiary does not take the death benefit as a lump sum under the terms of the Contract and Principal Plus for Life continues, we will determine the Adjusted Guaranteed Withdrawal Balance and the fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.

If you die during the Settlement Phase, the only death benefits we provide are the remaining settlement payments that may become due under the Principal Plus for Life Rider. If the Covered Person dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero. If the Beneficiary is the deceased Owner's spouse, the surviving spouse may choose the amount of the settlement payments up to the Guaranteed Withdrawal Amount. If the Beneficiary is not the deceased Owner's spouse, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of the Owner's death. Otherwise, the entire interest must be distributed within five years of the Owner's death.

TERMINATION. You may not terminate the Principal Plus for Life Rider once it is in effect. However, Principal Plus for Life will terminate automatically upon the earliest of:

     - the date a death benefit is payable and the Beneficiary takes the death benefit as a lump sum under the terms of the Contract;

     -   the date an Annuity Option under the Contract begins;

     - the date the Contract Value, the Guaranteed Withdrawal Balance and the Lifetime Income Amount all equal zero; or

     -   termination of the Contract.

The addition of Principal Plus for Life to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and the Covered Person must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore, Principal Plus for Life limits the Investment Options otherwise available under the Contract, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed withdrawal benefits once payments begin under any of the Annuity Options described in the Prospectus. You should carefully consider each of these factors before deciding if Principal Plus for Life is suitable for your needs, especially at older ages.

EXAMPLES. Please refer to Appendix C for hypothetical examples that illustrate the benefits under Principal Plus for Life.

Principal Plus for Life Plus Automatic Annual Step-up

OVERVIEW. This version of the Principal Plus for Life optional benefit Rider is the same as the standard Principal Plus for Life optional benefit Rider, except that it provides annual "Step-up Dates" and we charge a different fee (see "Rider Fees," above). Please refer to the description of Principal Plus for Life, above, for a general overview of this Rider.

IMPACT OF WITHDRAWALS. Please refer to the description of Principal Plus for Life, above, for information on the impact of withdrawals on the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount.

If your annual withdrawals exceed the Guaranteed Withdrawal Amount, we will recalculate amounts we guarantee for future withdrawals. We may Reset Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount values to reflect reductions that exceed the amount of your withdrawals. A Reset also may reduce the total amount guaranteed below the total of your Purchase Payments and may reduce or eliminate future Guaranteed Withdrawal Amount and Lifetime Income Amount values. Withdrawals in excess of the Lifetime Income Amount may reduce or eliminate future Lifetime Income Amount values.

INCREASES IN THE GUARANTEED WITHDRAWAL BALANCE. We will increase the Guaranteed Withdrawal Balance:

     - by any applicable Bonus if you take no withdrawals during certain Contract Years;

     - by any applicable "Step-up" to reflect certain increases in Contract Value; and

     - to reflect additional Purchase Payments (see "Purchase Payments" above).

BONUSES. Please refer to the description of Principal Plus for Life -- "Bonuses" above for information on Bonus qualification and effect.

STEP-UPS. If you elect this Rider, we will automatically increase ("Step-up") the Guaranteed Withdrawal Balance to equal the Contract Value on each Contract Anniversary starting with the first Contract Anniversary up to and including the Age 95 Contract Anniversary while the Rider is in effect, provided the Contract Value is greater than the Guaranteed Withdrawal Balance on that date (and provided you have not chosen to decline the Step-up as described under "Principal Plus for Life -- Step-up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount"). (In Oregon, we limit the maximum duration of Step-Up Dates to 50 years.)

Each time we apply a Step-up, we will also recalculate the Guarantee Withdrawal Amount and the Lifetime Income Amount as described under "Principal Plus for Life -- Step-up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount." We also reserve the right to increase the rate of the Principal Plus for Life Plus Automatic Annual Step-up Rider fee up to a maximum rate of 1.20% of the Adjusted Guaranteed Withdrawal Balance. If we decide to increase the rate at the time of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up. If you decline the Step-up, the fee rate will not be increased. If you decline an automatic Step-up, you will have the option to elect to Step-up the Guaranteed Withdrawal Balance (as well as the Guaranteed Withdrawal Amount and Lifetime Income Amount) within 30 days of subsequent annual Step-up dates. If you decide to Step-up the Guaranteed Withdrawal Balance, we will thereafter resume automatic annual Step-ups.

We reserve the right to increase the Principal Plus for Life Plus Automatic Annual Step-up Rider fee on the effective date of each Step-up. In such situation, the Principal Plus for Life Plus Automatic Annual Step-up Rider fee will never exceed 1.20% of the Adjusted Guaranteed Withdrawal Balance.

You should consult with your financial professional to assist you in determining whether the Principal Plus for Life Plus Automatic Annual Step-up Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and there is no assurance that your Contract Value will be sufficient on any Step-up date to receive an increase (Step-up) in the guarantees we provide under the Rider. The amount that may be provided by more frequent Step-up dates under the Principal Plus for Life Plus Automatic Annual Step-up Rider, may, over time, be more than offset by the additional fees and charges associated with this Rider compared to the Principal Plus for Life Rider Furthermore, similar to Principal Plus for Life, this Rider limits the Investment Options otherwise available under the Contract, requires the Covered Person to attain age 59 1/2 and remain living for you to receive certain benefits, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed withdrawal benefits once payments begin under any of the Annuity Options described in the Prospectus. You should carefully consider each of these factors which are outlined in the Prospectus before purchasing a Principal Plus for Life Plus Automatic Annual Step-up Rider.

EXAMPLES. Please refer to Appendix C for hypothetical examples that illustrate the benefits under Principal Plus for Life Plus Automatic Annual Step-up.

ANNUAL STEP DEATH BENEFIT

You may elect the optional Annual Step Death Benefit:

     - for an additional charge of 0.20% of the value of the Variable Investment Options; and

     - AS LONG AS THE OLDEST OWNER OF A CONTRACT IS NOT AGE 80 OR OLDER AT THE TIME OF PURCHASE. (We impose this restriction because the Annual Step Death Benefit would be zero if the oldest Owner were age 80 or older on the effective date of the Rider.)

Election of this optional benefit may only be made at the time the Contract is issued and, once made, is irrevocable. The amount of the death benefit for the optional Annual Step Death Benefit is the greater of:

     - the death benefit described under "Death Benefit During Accumulation Period"; or

     -   the Annual Step Death Benefit.


The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest Owner's 81st birthday. The Anniversary Value is equal to the Contract Value on the last day of the Contract Year, plus subsequent Purchase Payments, less amounts deducted in connection with partial withdrawals since the last day of the Contract Year. The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (a) times (b) where:


         (a) is equal to the optional Annual Step Death Benefit prior to the withdrawal; and

         (b) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.


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

If the Beneficiary under the Contract is the Contract Owner's surviving spouse and elects to continue the Contract, the Contract and the Optional Annual Step Death Benefit will continue with the surviving spouse as the new Contract Owner. For purposes of calculating the Optional Annual Step Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first Owner's death will be treated as a payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date the first death benefit is paid will not be considered in determination of the optional Annual Step Death Benefit. In determination of the optional Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date the first death benefit is paid.

Termination of the Optional Annual Step Death Benefit

The Optional Annual Step Death Benefit will terminate upon the earliest to occur of (a) the date the Contract terminates, (b) the Maturity Date; or (c) the date on which the Optional Annual Step Death Benefit is paid. However, as noted in the paragraph above, if the deceased Owner's spouse is the Beneficiary, the spouse may elect to continue the Contract (including the Optional Annual Step Death Benefit) as the new Owner.

Annual Step Death Benefit Fee

A daily charge in an amount equal to 0.20% of the value of each variable Investment Account on an annual basis is deducted from each Sub-Account for the Annual Step Death Benefit.

Qualified Plans


If you intend to use your Contract in connection with a Qualified Plan, including an IRA, you should consider the effects that the death benefit provided under the Contract (with or without Annual Step Death Benefit) may have on your plan (see Appendix C: "Guaranteed Minimum Withdrawal Benefit Riders Examples" to the Prospectus). Please consult with your tax advisor.


The addition of the Annual Step Death Benefit to a Contract may not always be in your interest since an additional fee is imposed for this benefit and we provide no assurance that investment performance will result in an increased death benefit.

                           VII. Charges and Deductions


We assess charges and deductions under the Contracts against Purchase Payments, Contract Values or annuity payments. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Fund prospectus. For information on the optional benefits fees, see "VI. Optional Benefits."


[VF1] CONTRACT WITHDRAWAL CHARGES


If you make a withdrawal from your [VF1] Contract during the Accumulation Period, we may assess a withdrawal charge. We base the withdrawal charge on Purchase Payments that have been in the Contract less than 7 complete Contract Years. We do not assess a withdrawal charge with respect to i) earnings accumulated in the Contract, ii) certain other "free withdrawal amounts" described below or iv) Purchase Payments that have been in the Contract more than 7 complete Contract Years. In no event may the total withdrawal charges exceed 6% of the amount invested.



We first allocate a withdrawal to a "free withdrawal amount" and second to "unliquidated Purchase Payments." We do not impose a withdrawal charge on amounts allocated to a free withdrawal amount. In any Contract Year, the free withdrawal amount for that year is the greater of:


     - 10% of total Purchase Payments (less all prior partial withdrawals in that Contract Year); and

     - the accumulated earnings of the Contract (i.e., the excess of the Contract Value on the date of withdrawal over unliquidated Purchase Payments).

Withdrawals of up to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. The free withdrawal amount will be applied first to withdrawals from Variable Investment Options and then to withdrawals from the Fixed Investment Options.

If the amount of a withdrawal exceeds the free withdrawal amount, the excess will be allocated to Purchase Payments which will be "liquidated" on a first-in first-out basis. On any withdrawal request, we will liquidate Purchase Payments equal to the amount of the withdrawal request which exceeds the free withdrawal amount in the order the Purchase Payments were made: the oldest unliquidated Purchase Payment first, the next Purchase Payment second, etc., until all Purchase Payments have been liquidated.

Upon a full surrender of a Contract, we will liquidate the excess of all unliquidated Purchase Payments over the free withdrawal amount for purposes of calculating the withdrawal charge.

Each Purchase Payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the Purchase Payment has been in the Contract. We calculate the amount of the withdrawal charge by multiplying the amount of the Purchase Payment being liquidated by the applicable withdrawal charge percentage shown below.


                                 [VF1] CONTRACTS
                            MAXIMUM WITHDRAWAL CHARGE
                     (as a percentage of Purchase Payments)



First Year     6%
Second Year    6%
Third Year     5%
Fourth Year    4%
Fifth Year     3%
Sixth Year     2%
Seventh Year   1%
Thereafter     0%


The total withdrawal charge will be the sum of the withdrawal charges for the Purchase Payments being liquidated.

We deduct the withdrawal charge from the Contract Value remaining after the Contract Owner is paid the amount requested, except in the case of a complete withdrawal when we deduct it from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an Investment Account may not exceed the value of that Investment Account less any applicable withdrawal charge.

There is generally no withdrawal charge on distributions made as a result of the death of the Contract Owner or, if applicable, the Annuitant, and we impose no withdrawal charges on the Maturity Date if the Contract Owner annuitizes as provided in the Contract.

Withdrawal charges help to compensate us for the cost of selling the Contracts. The amount of the charges in any Contract Year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the Contracts. To the extent that the withdrawal charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the Contracts or from our general assets. Similarly, administrative expenses not fully recovered by the administration fee may also be recovered from such other sources.

For examples of calculation of the withdrawal charge, see Appendix A to this Prospectus.

Waiver of Applicable Withdrawal Charge - Confinement to Eligible Nursing Home


(John Hancock USA [VF1] Contracts only; not available in MA and NY)


In states where approved, any applicable withdrawal charge will be waived on a total withdrawal prior to the Maturity Date if all the following apply:


     - the Owner has been confined to an "Eligible Nursing Home" for at least 180 days (the waiver does not apply to the confinement of any Annuitant unless the Owner is a non-natural person);


     -    the confinement began at least one year after the Contract Date;

     -    confinement was prescribed by a "Physician";

     - both the Owner and the Annuitant are alive as of the date we pay the proceeds of such total withdrawal;

     - the request for a total withdrawal and "Due Proof of Confinement" are received by us, in good order, no later than 90 days after discharge.

An "Eligible Nursing Home" is a licensed "Long Term Care Facility" or "Hospital" providing medically necessary inpatient care that is prescribed in writing by a licensed "Physician" and is based on physical limitations which requires daily living in an institutional setting. A "Long Term Care Facility" is a facility which (a) is located in the United States or its territories; (b) is licensed by the jurisdiction in which it located; (c) provides custodial care under the supervision of a registered nurse (R.N.); and (d) can accommodate three or more persons. A "Hospital" is a facility which is (a) licensed as a Hospital by the jurisdiction in which it is located; (b) is supervised by a staff of licensed physicians; (c) provides nursing services 24 hours a day by, or under the supervision of, a registered nurse (R.N.); (d) operates primarily for the care and treatment of sick or injured persons as inpatients for a charge; and (e) has access to medical, diagnostic and major surgical facilities.

A "Physician" is a person other than you, the Annuitants(s) or a member of your or the Annuitant's families who is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.), practicing within the scope of that license.


"Due Proof of Confinement" is a letter signed by an eligible Physician containing: (a) the date the Owner was confined, (b) the name and location of the Eligible Nursing Home, (c) a statement that the confinement was medically necessary in the judgment of the Physician and (d) if applicable, the date the Owner was released from the Eligible Nursing Home.


The waiver is only applicable for total withdrawals and does not apply to partial withdrawals. The waiver described above is not available in all states and certain terms may vary depending on the state of issue as noted in your Contract. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty (see "VIII. Federal Tax Matters").


ANNUAL CONTRACT FEE - APPLICABLE TO [VF1] AND [VF2] CONTRACTS

We will deduct each year an annual Contract fee of $30 as partial compensation for the cost of providing all administrative services attributable to the Contracts and the operations of the Separate Accounts and us in connection with the Contracts. However, if prior to the Maturity Date the Contract Value is equal to or greater than $99,000 at the time of the fee's assessment, we will waive the annual Contract fee. During the Accumulation Period, this administration fee is deducted on the last day of each Contract Year. It is withdrawn from each Investment Option in the same proportion that the value of such Investment Option bears to the Contract Value. If the entire Contract is withdrawn on other than the last day of any Contract Year, the $30 administration fee will be deducted from the amount paid. During the Pay-out Period, the fee is deducted on a pro-rata basis from each annuity payment.



ASSET-BASED CHARGES - APPLICABLE TO [VF1] AND [VF2] CONTRACTS


We deduct asset-based charges on an annual basis for administration, distribution and mortality and expense risks. We do not assess asset-based charges against Fixed Investment Options.

Daily Administration Fee

We allocate a portion of the asset-based charges shown in the Fee Tables to help cover our administrative expenses. We deduct a daily charge in an amount equal to 0.15% of the value of each Variable Investment Option on an annual basis deducted from each Sub-Account to reimburse us for administrative expenses. The charge will be reflected in the Contract Value as a proportionate reduction in the value of each Variable Investment Option. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.


Full Access Fee



We designed [VF2] to provide you access to your Contract Value without incurring additional withdrawal or surrender charges. This design exposes us to the risk that Contract owners will withdraw their assets or surrender the Contracts more frequently than owners of contracts with withdrawal or surrender charges. Therefore, we assume the risk that the period during which we collect administration charges may be insufficient to cover actual expenses. We also assume an increased expense risk because [VF2] Contracts do not have withdrawal charges to cover actual expenses. To compensate us for assuming these risks, we deduct from each of the Sub-Accounts a daily charge in an amount equal to [0.50%] of the value of the Variable Investment Options on an annual basis. Even if this rate is not sufficient to cover our actual expenses, we guarantee that we will not increase the amount of the full access fees. On the other hand, if the fees collected prove more than sufficient to meet this cost, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses.


Mortality and Expense Risks Fee


The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. We also assume mortality risks in connection with our guarantee that, if the Contract Owner dies during the Accumulation Period, we will pay a death benefit (see "Death Benefit During Accumulation Period"). The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge (in the case of VF1 Contracts) may be insufficient to cover actual expenses.



To compensate us for assuming these risks, we deduct from each of the Sub-Accounts a daily charge in an amount equal to [0.95%] of the value of the Variable Investment Options on an annual basis. The rate of the mortality and expense risks charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk.


REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS

We may reduce or eliminate the amount of the charges and deductions for certain Contracts where permitted by state law. These Contracts would involve sales that are made to individuals or to a group of individuals in a manner that results in savings of sales or


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maintenance expenses or that we expect may result in reduction of other risks that are normally associated with the Contracts. We will determine entitlement to such a reduction in the charges or deductions in the following manner:

     - We will consider the size and type of group to which sales are to be made. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     - We will consider the total amount of Purchase Payments to be received. Per-dollar sales expenses are likely to be less on larger Purchase Payments than on smaller ones.

     - We will consider the nature of the group or class for which the Contracts are being purchased including the expected persistency, mortality or morbidity risks associated with the group or class of Contracts.

     - We will consider any prior or existing relationship with us. Per-Contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     - We will consider the level of commissions paid to selling broker-dealers. Certain broker-dealers may offer the Contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the Contracts, thereby reducing our sales expenses.

     - There may be other circumstances of which we are not presently aware, which could result in reduced expenses.

If after consideration of the foregoing factors, we determine that there will be a reduction in expenses, we will provide a reduction in the charges or deductions. We will eliminate the withdrawal charge when a Contract is issued to officers, trustees, directors or employees (or a relative thereof) of ours, or of any of our affiliates, or of the John Hancock Trust. In no event will we permit reduction or elimination of the charges or deductions where that reduction or elimination will be unfairly discriminatory to any person. For further information, contact your registered representative.

                                  PREMIUM TAXES

We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, certain local jurisdictions assess a tax of up to 4% of each Purchase Payment.

In most cases, we deduct a charge in the amount of the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.

                  PREMIUM TAXES
            -------------------------
STATE OR    QUALIFIED   NON-QUALIFIED
TERRITORY   CONTRACTS     CONTRACTS
---------   ---------   -------------
CA            0.50%        2.35%
GUAM          4.00%        4.00%
ME(1)         0.00%        2.00%
NV            0.00%        3.50%
PR            3.00%        3.00%
SD(2)         0.00%        1.25%(2)
WV            1.00%        1.00%
WY            0.00%        1.00%

(1)  We pay premium tax upon receipt of Purchase Payment.

(2)  0.80% on Purchase Payments in excess of $500,000.


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

                            VIII. Federal Tax Matters

INTRODUCTION


The following discussion of the Federal income tax treatment of the Contracts is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.


This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals. We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser for information on any optional benefit Riders.


When you take a withdrawal under a Non-Qualified Contract, it ordinarily is taxable only to the extent it does not exceed gain in the Contract, if any, at the time of the withdrawal. Under current IRS guidance, we expect to determine gain on a withdrawal, including withdrawals during the "Settlement Phase" of an optional guaranteed minimum withdrawal benefit Rider (i.e., Income Plus for Life, Income Plus for Life - Joint Life, Principal Plus for Life or Principal Plus for Life Plus Automatic Annual Step-Up), using the Contract Value. It is possible, however, that the IRS may take the position that the value of amounts guaranteed to be available in the future should also be taken into account in computing the taxable portion of a withdrawal. In that event, you may be subject to a higher amount of tax on a withdrawal


If you purchased a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts (Contracts Purchased for a Qualified Plan)" below.

Any annuity payments that you receive under an Annuity Option, including Annuity Options that only are available when you elect a guaranteed minimum withdrawal benefit Rider, will be taxed in the manner described in "Taxation of Annuity Payments," below.

CHARITABLE REMAINDER TRUSTS

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust,


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

may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

NON-QUALIFIED CONTRACTS

(Contracts Not Purchased to Fund an Individual Retirement Account or Other Qualified Plan)

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.

Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.

Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits

When we make a single sum payment consisting of the entire value of your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.

When you take a partial withdrawal from a Contract before the Maturity Date, including a payment under a systematic withdrawal plan or guaranteed withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.

For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to each other. A tax adviser should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:

     - if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or

     - if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or

     - if distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:

     - if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

     - if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Non-Qualified Contract. Exceptions to this penalty tax include distributions:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - attributable to the Contract Owner becoming disabled (as defined in the tax law);

     - made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

     - made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;

     -    made under a single-premium immediate annuity contract; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

Puerto Rico Non-Qualified Contracts

Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements,


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

distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Non-Qualified Contract") are generally treated as a non-taxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Non-Qualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Internal Revenue Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.

Distributions under a Non-Qualified Contract after annuitization are treated as part taxable income and part non-taxable return of principal. The amount excluded from gross income after annuitization under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Non-Qualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully. If you are a resident of Puerto Rico, you should consult a tax adviser before purchasing an annuity contract.

Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.

In certain circumstances, the owner of a variable annuity contract may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support the contract. In those circumstances, income and gains from the separate account assets would be includible in the contract owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.

The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the owner of your Contract's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Fund will be able to operate as currently described in its prospectus, or that a Fund will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

QUALIFIED CONTRACTS

(Contracts Purchased for a Qualified Plan)

The Contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix D of this Prospectus, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.


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

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.

Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Special minimum distribution requirements govern the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.

Penalty Tax on Premature Distributions

There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).


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Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001 and before December 31, 2007. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.

When we issue a Contract in connection with a Qualified Plan, we will amend the Contract as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Tax-Free Rollovers

If permitted under your plan, you may make a tax-free rollover:

     -    from a traditional IRA to another traditional IRA;

     - from a traditional IRA to a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code;

     - from any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) to a traditional IRA;

     - between a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code and any such plans;

     - from a Section 457 deferred compensation plan maintained by a tax-exempt organization to another Section 457 deferred compensation plan maintained by a tax-exempt organization (by means of a direct trustee-to-trustee transfer only); and

     - from a traditional IRA to a Roth IRA, subject to special withholding restrictions discussed below.

In addition, if your spouse survives you, he or she is permitted to rollover your tax-qualified retirement account to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan. Beginning in 2007, a beneficiary who is not your surviving spouse may directly roll over the amount distributed to the beneficiary under a Contract that is held as part of a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a traditional IRA. The IRA is treated as an inherited IRA of the non-spouse beneficiary.

Also effective in 2008, distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code may be rolled over directly to a Roth IRA if (i) your adjusted gross income is not in excess of $100,000, and (ii) you are not a married taxpayer filing a separate return.

WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS. If a Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code, any eligible rollover distribution from the Contract will be subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code,

(ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.


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Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to an applicable plan or a traditional IRA. Before you receive an eligible rollover distribution, we will provide a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Loans

A loan privilege is available only to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA). The rules governing the availability of loans, including the maximum Loan Amount, are prescribed in the Code, Treasury regulations, IRS rulings, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) Contracts are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.

Federal tax law generally requires loans to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of a plan participant), with repayments made at least quarterly and in level payments over the term of the loan. Interest will be charged on your Loan Amount. Failure to make a loan repayment when due will result in adverse income tax consequences to you.

The amount of any Unpaid Loans will be deducted from the death benefit otherwise payable under the Contract. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the Investment Accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

SEE YOUR OWN TAX ADVISER

The foregoing description of Federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                               IX. General Matters

ASSET ALLOCATION SERVICES


We are aware that certain third parties are offering asset allocation services ("Asset Allocation Services") through which a third party may transfer amounts among Investment Options from time to time on your behalf. In certain cases we have agreed to honor transfer instructions from such Asset Allocation Services where we have received powers of attorney, in a form acceptable to us, from those participating in the service and where the Asset Allocation Service has agreed to the trading restrictions imposed by us. These trading restrictions include adherence to a Separate Account's policies that we have adopted to discourage disruptive frequent trading activity. (See "Transfers Among Investment Options.") WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACTS.


RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

(for Contracts issued by John Hancock USA)

Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

     - termination of employment in the Texas public institutions of higher education;

     -    retirement;

     -    death; or

     -    the participant's attainment of age 70 1/2.

Accordingly, before you withdraw any amounts from the Contract, you must furnish proof to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the Contract Value to another Contract or another qualified custodian during the period of participation in the ORP. Loans are not available under Contracts subject to the ORP.

DISTRIBUTION OF CONTRACTS

We pay compensation for sales of the Contracts.

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").


We offer the Contracts for sale through certain broker-dealers (firms) that have entered into selling agreements with JH Distributors and us. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of the NASD, may also offer the Contracts directly to potential purchasers.


JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. Contract Owners do not pay this compensation directly. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Fund's distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.

The individual representative who sells you a Contract typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. A limited number of broker-dealers may also be paid commissions or overrides to

"wholesale" the Contract; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

Standard Compensation


The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to [VF1] Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 7.00% of Purchase Payments. In addition, JH Distributors may pay ongoing compensation at an annual rate of up to 1.20% of the values of the Contracts attributable to such Purchase Payments. Compensation with respect to [VF2] Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 3.00% of Purchase Payments, and JH Distributors may pay ongoing compensation at an annual rate of up to 1.50% of the values of the Contracts attributable to such Purchase Payments. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation.


Revenue Sharing and Additional Compensation

In addition to standard compensation arrangements and to the extent permitted by SEC and NASD rules and other applicable laws and regulations, we, either directly or through JH Distributors, may enter into special compensation or reimbursement arrangements ("revenue sharing") with selected firms. We determine which firms to support and the extent of the payments that are made. Under these arrangements, the form of payment may be any one or a combination of a flat fee, a percentage of the assets we hold that are attributable to Contract allocations, a percentage of sales revenues, reimbursement of administrative expenses (including ticket charges), conference fees, or some other type of compensation.

We hope to benefit from these revenue sharing arrangements through increased sales of our annuity products. In consideration of these arrangements, a firm may feature the Contract in its sales system or give us preferential access to members of its sales force. In addition, the firm may agree to participate in our marketing efforts by allowing JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm's sales force.


These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements, including a list of firms authorized to distribute the Contracts and to whom we paid annual amounts greater than $5,000 under these arrangements in 2006, in the Statement of Additional Information (SAI), which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.


Selling broker dealers may receive additional payments from us, either directly or through JH Distributors, in the form of cash, other special compensation or reimbursement of expenses. These additional compensation or reimbursement payments may include, for example, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payments for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contract, and payments to assist a firm in connection with its marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions and/or contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash, or other awards, as may be permitted by applicable NASD rules and other applicable laws and regulations.

In an effort to promote the sale of our products, our affiliated broker-dealer may pay its registered representatives additional cash incentives such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

Differential Compensation


Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable contracts. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received from us to their registered representatives. As a result, registered representatives may be motivated to sell the contracts of one issuer over another issuer, or one product over another product.

You should contact your registered representative for more information on compensation arrangements in connection with the sale and purchase of your Contract.

CONFIRMATION STATEMENTS

We will send you confirmation statements for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should report any mistakes immediately to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, we will deem you to have ratified the transaction.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, Fixed Investment Option guarantees, or other obligations.

     Appendix A: Examples of Calculation of [VF1] Contract Withdrawal Charge


The following examples assume an initial Purchase Payment of $30,000 and a subsequent Purchase Payment of $20,000 during the second Contract Year.


EXAMPLE 1. If you surrender the Contract during Contract Year 3, the Contract Value is $60,000 and there have been no prior withdrawals, we will calculate the withdrawal charge as follows:


     a) First we will calculate the free withdrawal amount, which equals the greater of


          -    10% of all purchase payments: .10 x ($30,000+$20,000) = $5,000,
               or



          -    Earnings equal to the Contract Value minus unliquidated Purchase
               Payments: $60,000 - $50,000 = $10,000



     b) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $60,000 - $10,000 = $50,000


     c) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the payment has been in the Contract


          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500



          - The subsequent payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $20,000 = $1,200



          -    The total withdrawal charge is $1,500 + $1,200 = $2,700



EXAMPLE 2. If you surrender the Contract during Contract Year 3, the Contract Value is $35,000 and there have been no prior withdrawals, we will calculate the withdrawal charge as follows:


     a) First we will calculate the free withdrawal amount, which equals the greater of


          -    10% of all Purchase Payments: .10 x ($30,000+$20,000) = $5,000,
               or



          -    Earnings equal to the Contract Value minus unliquidated Purchase
               Payments: $35,000 - $50,000 = $-15,000



     b) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $50,000 - $5,000 = $45,000



     c) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the Payment has been in the Contract



          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500



          - The subsequent payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $15,000 = $900



          -    The total withdrawal charge is $1,500 + $900 = $2,400



EXAMPLE 3. If you take a partial withdrawal of $5,000 during Contract Year 3 when the Contract Value is $52,000 and then surrender the Contract later in Contract Year 3 when the Contract Value is $49,000, we will calculate the withdrawal charge as follows:


     a) First we will calculate the free withdrawal amount for the partial, which equals the greater of

          -    10% of all Purchase Payments = .10 x ($30,000+$20,000) = $5,000,
               or


          -    Earnings equal to the Contract Value minus unliquidated Purchase
               Payments: $52,000 - $50,000 = $2,000

     b) Since the partial withdrawal is equal to the free withdrawal amount, we will not liquidate any Purchase Payments and there will not be any withdrawal charge.


     c) When the Contract is surrendered, we will calculate the free withdrawal amount for the surrender, which equals the greater of



          - 10% of all Purchase Payments reduced by prior withdrawals during the year: .10 x ($30,000+$20,000) - $5,000 = $0, or



          -    Earnings equal to the Contract Value minus unliquidated Purchase
               Payments: $49,000 - $50,000 = $-1,000



     d) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $50,000 - $0 = $50,000


     e) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the payment has been in the contract


          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500



          - The subsequent payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $20,000 = $1,200



          -    The total withdrawal charge is $1,500 + $1,200 = $2,700

    Appendix B: [VF1] Contract Guaranteed Minimum Withdrawal Benefit Examples


The following examples provide hypothetical illustrations of the benefits provided under the Income Plus for Life, Income Plus for Life - Joint Life, Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up optional benefit Riders. These illustrations are not representative of future performance under your Contract, which may be higher or lower than the amounts shown.


EXAMPLES 1A, 1B, 1C AND 1D DEMONSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE OPTIONAL BENEFIT RIDER.

EXAMPLE 1A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING TO START WITHDRAWALS. Assume a single Purchase Payment of $100,000 at Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and the Covered Person survives at least 20 years from issue.

                PURCHASE   LIFETIME INCOME                                    BENEFIT BASE ON
CONTRACT YEAR   PAYMENTS        AMOUNT       WITHDRAWAL TAKEN    BONUS     CONTRACT ANNIVERSARY
-------------   --------   ---------------   ----------------   ------     --------------------
  At issue      $100,000          N/A             $    0        $    0             $100,000(1)
      1                0          N/A                  0         6,000(2)           106,000(3)
      2                0          N/A                  0         6,000              112,000
      3                0          N/A                  0         6,000              118,000
      4                0          N/A                  0         6,000              124,000
      5                0          N/A                  0         6,000              130,000
      6                0          N/A                  0         6,000              136,000
      7                0          N/A                  0         6,000              142,000
      8                0          N/A                  0         6,000              148,000
      9                0          N/A                  0         6,000              154,000
     10                0          N/A                  0         6,000              160,000
     11                0      $ 8,000(4)           8,000             0              160,000
     12                0        8,000              8,000             0              160,000
     13                0        8,000              8,000             0              160,000
     14                0        8,000              8,000             0              160,000
     15                0        8,000              8,000             0              160,000
     20                0        8,000              8,000             0              160,000

(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the rider fee. It is not available for withdrawal as a lump sum.


(2) In this example, there is no withdrawal during the first Contract Year so a bonus will be added to the Benefit Base. The bonus amount is equal to 6% of the total Purchase Payments to date (.06 x $100,000 = $6,000).


(3) Following a bonus, the Benefit Base is recalculated. The new Benefit Base is equal to the Benefit Base before the bonus increased by the amount of the bonus ($100,000 + $6,000 = $106,000).


(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 5% of the Benefit Base at that time (.05 x $160,000 = $8,000)

EXAMPLE 1B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at Covered Person's age 60, an Additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.

                                                    LIFETIME INCOME                BENEFIT BASE ON     LIFETIME INCOME
                  PURCHASE    BENEFIT BASE AFTER     AMOUNT AFTER     WITHDRAWAL      CONTRACT       AMOUNT ON CONTRACT
CONTRACT YEAR     PAYMENTS     PURCHASE PAYMENT    PURCHASE PAYMENT      TAKEN       ANNIVERSARY         ANNIVERSARY
-------------    ---------    ------------------   ----------------   ----------   ---------------   ------------------
   At issue       $100,000         $100,000            $5,000           $   --         $100,000            $5,000
          1         10,000(1)       110,000(1)          5,500(1)         5,500          110,000             5,500
          2         10,000(2)       114,500(2)          5,725(2)         5,725          114,500             5,725


(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the Additional Purchase Payment, the Benefit Base is calculated as the initial Benefit Base plus the amount of the Additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is calculated as 5% of the Benefit Base immediately after the Purchase Payment (.05 x $110,000 = $5,500).



(2) In the second year, there is another Additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last recalculation of the Benefit Base, the Benefit Base is increased by the excess of the Purchase Payment over the previous withdrawals ($110,000 +($10,000-$5,500) = $114,500) The Lifetime Income Amount is calculated as 5% of the Benefit Base immediately after the Purchase Payment (.05 x $114,500 = $5,725).



EXAMPLE 1C. THIS EXAMPLE DEMONSTRATE THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Bonuses. The Benefit Base Steps-up at the end of Contract Years 1, 2 and 3.


                                                                   HYPOTHETICAL
                           LIFETIME INCOME                           CONTRACT
                            AMOUNT AFTER                        VALUE ON CONTRACT
                PURCHASE      PURCHASE                          ANNIVERSARY PRIOR      BENEFIT BASE ON
CONTRACT YEAR   PAYMENTS       PAYMENT       WITHDRAWAL TAKEN      TO RIDER FEE     CONTRACT ANNIVERSARY
-------------   --------   ---------------   ----------------   -----------------   --------------------
   At issue     $100,000       $   --            $   --             $     --           $100,000
          1            0        5,000             5,000              102,000            102,000(1)
          2            0        5,100(1)          5,100(1)           103,514            103,514
          3            0        5,176             5,176              105,020            105,020
          4            0        5,251             5,251               94,013(2)         105,020(2)
          5            0        5,251             5,251               78,793            105,020

(1) At the end of Contract Year 1, the Contract Value in this example, $102,000 is greater than the Benefit Base of $100,000. The Benefit Base will Step-up to equal the Contract Value of $102,000. The Lifetime Income Amount will equal 5% of the new Benefit Base (.05 x $102,000 = $5,100).

(2) At the end of Contract Year 4, the Contract Value in this example, $94,013 is less than the Benefit Base of $105,020. The Benefit Base will remain at $105,020.

EXAMPLE 1D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS. Assume the same Purchase Payments and withdrawals as example 1c, but with a withdrawal of $10,000 at the end of year 4.

                                                                   HYPOTHETICAL
                           LIFETIME INCOME                           CONTRACT
                            AMOUNT AFTER                        VALUE ON CONTRACT
                PURCHASE       PURCHASE                         ANNIVERSARY PRIOR      BENEFIT BASE ON
CONTRACT YEAR   PAYMENTS       PAYMENT       WITHDRAWAL TAKEN      TO RIDER FEE     CONTRACT ANNIVERSARY
-------------   --------   ---------------   ----------------   -----------------   --------------------
   At issue     $100,000      $   --             $     --           $     --             $100,000
          1            0       5,000               5,000             102,000              102,000
          2            0       5,100               5,100             103,514              103,514
          3            0       5,176               5,176             105,020              105,020
          4            0       5,251              10,000              89,264               89,264(1)
          5            0       4,463(1)            4,463              75,307               89,264

(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $5,251. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($89,264) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($105,020-10,000 = $95,020). The Lifetime Income Amount will equal 5% of the new Benefit Base (.05 x $89,264 = $4,463).

EXAMPLES 2A, 2B, 2C AND 2D DEMONSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE - JOINT LIFE OPTIONAL BENEFIT RIDER.

EXAMPLE 2A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING FOR WITHDRAWALS. Assume a single Purchase Payment of $100,000 at the youngest Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and at least one of the Covered Persons survives at least 20 years from issue.

                PURCHASE   LIFETIME INCOME                                 BENEFIT BASE ON CONTRACT
CONTRACT YEAR   PAYMENTS        AMOUNT       WITHDRAWAL TAKEN    BONUS            ANNIVERSARY
-------------   --------   ---------------   ----------------   ------     ------------------------
   At issue     $100,000         N/A              $    0        $    0            $100,000(1)
          1            0         N/A                   0         6,000(2)          106,000(3)
          2            0         N/A                   0         6,000             112,000
          3            0         N/A                   0         6,000             118,000
          4            0         N/A                   0         6,000             124,000
          5            0         N/A                   0         6,000             130,000
          6            0         N/A                   0         6,000             136,000
          7            0         N/A                   0         6,000             142,000
          8            0         N/A                   0         6,000             148,000
          9            0         N/A                   0         6,000             154,000
         10            0         N/A                   0         6,000             160,000
         11            0      $7,600(4)            7,600             0             160,000
         12            0       7,600               7,600             0             160,000
         13            0       7,600               7,600             0             160,000
         14            0       7,600               7,600             0             160,000
         15            0       7,600               7,600             0             160,000
         20            0       7,600               7,600             0             160,000


(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the Rider Fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Bonus will be added to the Benefit Base. The Bonus amount is equal to 6% of the total Purchase Payments to date (.06 x $100,000 = $6,000).



(3) Following a Bonus, the Benefit Base is recalculated. The new Benefit Base is equal to the Benefit Base before the Bonus increased by the amount of the Bonus ($100,000 + $6,000 = $106,000).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the youngest Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 4.75% of the Benefit Base at that time (.0475 x $160,000 = $7,600)


EXAMPLE 2B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at youngest Covered Person's age 60, an Additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.

                                                  LIFETIME INCOME                                  LIFETIME INCOME
                                                    AMOUNT AFTER                 BENEFIT BASE ON      AMOUNT ON
                PURCHASE     BENEFIT BASE AFTER       PURCHASE      WITHDRAWAL      CONTRACT           CONTRACT
CONTRACT YEAR   PAYMENTS      PURCHASE PAYMENT        PAYMENT          TAKEN       ANNIVERSARY       ANNIVERSARY
-------------  ---------     ------------------   ---------------   ----------   ---------------   ---------------
   At issue     $100,000         $100,000             $4,750          $   --         $100,000           $5,000
          1       10,000(1)       110,000(1)           5,225(1)       $5,225          110,000            5,225
          2       10,000(2)       114,775(2)           5,452(2)        5,452          114,775            5,452

(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the Additional Purchase Payment, the Benefit Base is calculated as the initial Benefit Base plus the amount of the Additional Purchase Payment ($100,000 +

     $10,000 = $110,000). The Lifetime Income Amount is calculated as 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $110,000 = $5,225).



(2) In the second year, there is another Additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last recalculation of the Benefit Base, the Benefit Base is increased by the excess of the Purchase Payment over the previous withdrawals ($110,000 +($10,000-$5,225) = $114,775) The Lifetime Income Amount is calculated as 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $114,775 = $5,451.81).



EXAMPLE 2C. THIS EXAMPLE DEMONSTRATE THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2 of the youngest Covered Person, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Bonuses. The Benefit Base steps-up at the end of Contract Years 1, 2 and 3.


                                                                    HYPOTHETICAL
                           LIFETIME INCOME                            CONTRACT
                            AMOUNT AFTER                          VALUE ON CONTRACT
                PURCHASE       PURCHASE                         ANNIVERSARY PRIOR TO      BENEFIT BASE ON
CONTRACT YEAR   PAYMENTS       PAYMENT       WITHDRAWAL TAKEN         RIDER FEE        CONTRACT ANNIVERSARY
-------------   --------   ---------------   ----------------   --------------------   --------------------
   At issue     $100,000        $   --            $   --              $     --               $100,000
          1            0         4,750             4,750               102,250                102,250
          2            0         4,857(1)          4,857(1)            104,025                104,025(1)
          3            0         4,941             4,941               105,800                105,800
          4            0         5,026             5,026                94,977(2)             105,800(2)
          5            0         5,026             5,026                79,882                105,800

(1) At the end of Contract Year 1, the Contract Value in this example, $102,250 is greater than the Benefit Base of $100,000. The Benefit Base will Step-up to equal the Contract Value of $102,000. The Lifetime Income Amount will equal 5% of the new Benefit Base (.0475 x $102,000 = $4,856.88).

(2) At the end of Contract Year 4, the Contract Value in this example, $94,977 is less than the Benefit Base of $105,800. The Benefit Base will remain at $105,800.

EXAMPLE 2D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS. Assume the same Purchase Payments and withdrawals as example 2c, but with a withdrawal of $10,000 at the end of year 4.

                                                                    HYPOTHETICAL
                           LIFETIME INCOME                            CONTRACT
                            AMOUNT AFTER                          VALUE ON CONTRACT
                PURCHASE      PURCHASE                          ANNIVERSARY PRIOR TO      BENEFIT BASE ON
CONTRACT YEAR   PAYMENTS       PAYMENT       WITHDRAWAL TAKEN         RIDER FEE        CONTRACT ANNIVERSARY
-------------   --------   ---------------   ----------------   --------------------   --------------------
   At issue     $100,000       $   --             $    --             $     --               $100,000
          1            0        4,750               4,750              102,250                102,250
          2            0        4,857               4,857              104,025                104,025
          3            0        4,941               4,941              105,800                105,800
          4            0        5,026              10,000               90,002                 90,002(1)
          5            0        4,275(1)            4,275               76,156                 90,002

(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $5,026. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($90,002) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($105,800-$10,000 = $95,800). The Lifetime Income Amount will equal 4.75% of the new Benefit Base (.0475 x $90,002 = $4,275).

EXAMPLES 3A, 3B, 3C AND 3D DEMONSTRATE THE BASIC OPERATION OF THE PRINCIPAL PLUS FOR LIFE OPTIONAL BENEFIT RIDER.

EXAMPLE 3A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING TO START WITHDRAWALS. Assume a single Purchase Payment of $100,000 at Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Guaranteed Withdrawal Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Guaranteed Withdrawal Balance at the eligible Step-up Dates, so there is no Step-up and the Covered Person survives at least 31 years from issue.

                                                                                            GUARANTEED
                            GUARANTEED                                                  WITHDRAWAL BALANCE
                 PURCHASE   WITHDRAWAL   LIFETIME INCOME                                    ON CONTRACT
CONTRACT YEAR    PAYMENTS     AMOUNT         AMOUNT        WITHDRAWAL TAKEN    BONUS        ANNIVERSARY
-------------   ---------   ----------   ---------------   ----------------   ------    ------------------
   At issue      $100,000       N/A           N/A               $    0        $    0        $100,000(1)
          1             0    $5,000(1)        N/A                    0         5,000(2)      105,000(3)
          2             0     5,250(3)        N/A                    0         5,000         110,000
          3             0     5,500           N/A                    0         5,000         115,000
          4             0     5,750           N/A                    0         5,000         120,000
          5             0     6,000           N/A                    0         5,000         125,000
          6             0     6,250           N/A                    0         5,000         130,000
          7             0     6,500           N/A                    0         5,000         135,000
          8             0     6,750           N/A                    0         5,000         140,000
          9             0     7,000           N/A                    0         5,000         145,000
         10             0     7,250           N/A                    0         5,000         150,000
         11             0     7,500         $7,500(4)            7,500             0         142,500
         12             0     7,500          7,500               7,500             0         135,000
         13             0     7,500          7,500               7,500             0         127,500
         14             0     7,500          7,500               7,500             0         120,000
         15             0     7,500          7,500               7,500             0         112,500
         20             0     7,500          7,500               7,500             0          75,000
         25             0     7,500          7,500               7,500             0          37,500
         30             0     7,500          7,500               7,500             0               0
        31+             0         0          7,500               7,500             0               0


(1) The initial Guaranteed Withdrawal Balance is equal to the initial payment of $100,000. The initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance (.05 x $100,000 = $5,000). The Guaranteed Withdrawal Balance is used to determine the Guaranteed Withdrawal Amount , the Lifetime Income Amount and the Rider Fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Bonus will be added to the Guaranteed Withdrawal Balance. The Bonus amount is equal to 5% of the total Purchase Payments to date (.05 x $100,000 = $5,000).



(3) Following a Bonus, the Guaranteed Withdrawal Balance and the Guaranteed Withdrawal Amount are recalculated. The new Guaranteed Withdrawal Balance is equal to the Guaranteed Withdrawal Balance before the Bonus increased by the amount of the Bonus ($100,000 + $5,000 = $105,000). The Guaranteed Withdrawal Amount is equal to the greater of (a) the Guaranteed Withdrawal Amount prior to the Bonus ($5,000) or 5% of the Guaranteed Withdrawal Balance after the Bonus (.05 x $105,000 = $5,250).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 5% of the Guaranteed Withdrawal Balance at that time (.05 x $150,000 = $7,500)


EXAMPLE 3B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at Covered Person's age 60, an Additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.

                                                  LIFETIME INCOME                      BENEFIT BASE ON     LIFETIME INCOME
                PURCHASE    BENEFIT BASE AFTER     AMOUNT AFTER                           CONTRACT       AMOUNT ON CONTRACT
CONTRACT YEAR   PAYMENTS     PURCHASE PAYMENT    PURCHASE PAYMENT   WITHDRAWAL TAKEN     ANNIVERSARY         ANNIVERSARY
-------------   --------    ------------------   ----------------   ----------------   ---------------   ------------------
   At issue     $100,000        $100,000             $5,000              $   --            $100,000            $5,000
          1       10,000(1)      110,000(1)           5,500(1)           $5,500             104,500             5,500
          2       10,000(2)      114,500(2)           5,725(2)            5,725             108,775             5,725


(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the Additional Purchase Payment, the Benefit Base is calculated as the initial Benefit Base plus the amount of the Additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is calculated as 5% of the Benefit Base immediately after the Purchase Payment (.05 x $110,000 = $5,500).



(2) In the second year, there is another Additional Purchase Payment of $10,000. Following the Additional Purchase Payment, the Benefit Base is calculated as the previous Benefit Base plus the amount of the Additional Purchase Payment ($104,500 + $10,000 = $114,500). The Lifetime Income Amount is calculated as 5% of the Benefit Base immediately after the Purchase Payment (.05 x $114,500 = $5,725).



EXAMPLE 3C. THIS EXAMPLE DEMONSTRATE THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2, no additional Purchase Payments are made, and withdrawals equal to the Guaranteed Withdrawal Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Bonuses. The Guaranteed Withdrawal Balance Steps-up at the end of Contract Year 3,


                                                                                          HYPOTHETICAL
                                GUARANTEED      LIFETIME INCOME                        CONTRACT VALUE ON
                                WITHDRAWAL       AMOUNT AFTER                              CONTRACT              GUARANTEED
                 PURCHASE      AMOUNT AFTER        PURCHASE                          ANNIVERSARY PRIOR TO   WITHDRAWAL BALANCE ON
CONTRACT YEAR    PAYMENTS    PURCHASE PAYMENT       PAYMENT       WITHDRAWAL TAKEN         RIDER FEE        CONTRACT ANNIVERSARY
-------------   ----------   ----------------   ---------------   ----------------   --------------------   ---------------------
   At issue      $100,000        $   --             $  --              $   --              $     --                $100,000
          1             0         5,000              5,000              5,000               102,000                  95,000
          2             0         5,000              5,000              5,000               103,828                  90,000
          3             0         5,000              5,000              5,000               105,781                 105,781(1)
          4             0         5,289(2)           5,289(2)           5,289                94,946                 100,492

(1) At the end of Contract Year 3, the Contract Value in this example, $105,781 is greater than the Guaranteed Withdrawal Balance ($90,000 - $5,000 = $85,000). The Guaranteed Withdrawal Balance will Step-up to equal the Contract Value of $105,781.


(2) Following the Step-up of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount is recalculated as the greater of (a) the Guaranteed Withdrawal Amount prior to the Step-up $5,000 or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 x $105,781 = $5,289). The Lifetime Income Amount is also recalculated as the greater of (a) the Lifetime Income Amount prior to the Step-up $5,000 or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 x $107,881 = $5,289).


EXAMPLE 3D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS. Assume the same Purchase Payments and withdrawals as example 3c, but with a withdrawal of $10,000 at the end of year 4.

                                                                                          HYPOTHETICAL
                                GUARANTEED      LIFETIME INCOME                        CONTRACT VALUE ON
                                WITHDRAWAL       AMOUNT AFTER                              CONTRACT              GUARANTEED
                 PURCHASE      AMOUNT AFTER        PURCHASE                          ANNIVERSARY PRIOR TO   WITHDRAWAL BALANCE ON
CONTRACT YEAR    PAYMENTS    PURCHASE PAYMENT       PAYMENT       WITHDRAWAL TAKEN         RIDER FEE        CONTRACT ANNIVERSARY
-------------   ----------   ----------------   ---------------   ----------------   --------------------   ---------------------
   At issue      $100,000        $   --             $   --            $    --              $     --               $100,000
          1             0         5,000              5,000              5,000               102,000                 95,000
          2             0         5,000              5,000              5,000               103,828                 90,000
          3             0         5,000              5,000              5,000               105,781                105,781
          4             0         5,289              5,289             10,000                90,235                 90,235(1)
          5             0         4,512(1)           4,512(1)           4,512                76,319                 85,723

(1) The withdrawal of $10,000 exceeds the Guaranteed Withdrawal Amount and the Lifetime Income Amount of $5,289. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($90,235) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($105,781-$10,000 = $95,781). The Guaranteed Income Amount and the Lifetime Income Amount will equal 5% of the new Benefit Base (.05 x $90,235 = $4,512).

EXAMPLES 4A, 4B, 4C AND 4D DEMONSTRATE THE BASIC OPERATION OF THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UPS OPTIONAL BENEFIT RIDER.

EXAMPLE 4A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING TO START WITHDRAWALS. Assume a single Purchase Payment of $100,000 at Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Guaranteed Withdrawal Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Guaranteed Withdrawal Balance at the eligible Step-up Dates, so there is no Step-up and the Covered Person survives at least 31 years from issue.

                                                                                            GUARANTEED
                            GUARANTEED                                                  WITHDRAWAL BALANCE
                 PURCHASE   WITHDRAWAL   LIFETIME INCOME                                    ON CONTRACT
CONTRACT YEAR    PAYMENTS     AMOUNT         AMOUNT        WITHDRAWAL TAKEN    BONUS        ANNIVERSARY
-------------   ---------   ----------   ---------------   ----------------   ------    ------------------
  At issue       $100,000       N/A            N/A              $    0        $    0        $100,000(1)
         1              0    $5,000(1)         N/A                   0         5,000(2)      105,000(3)
         2              0     5,250(3)         N/A                   0         5,000         110,000
         3              0     5,500            N/A                   0         5,000         115,000
         4              0     5,750            N/A                   0         5,000         120,000
         5              0     6,000            N/A                   0         5,000         125,000
         6              0     6,250            N/A                   0         5,000         130,000
         7              0     6,500            N/A                   0         5,000         135,000
         8              0     6,750            N/A                   0         5,000         140,000
         9              0     7,000            N/A                   0         5,000         145,000
        10              0     7,250            N/A                   0         5,000         150,000
        11              0     7,500         $7,500(4)            7,500             0         142,500
        12              0     7,500           7,500              7,500             0         135,000
        13              0     7,500           7,500              7,500             0         127,500
        14              0     7,500           7,500              7,500             0         120,000
        15              0     7,500           7,500              7,500             0         112,500
        20              0     7,500           7,500              7,500             0          75,000
        25              0     7,500           7,500              7,500             0          37,500
        30              0     7,500           7,500              7,500             0               0
        31+             0         0           7,500              7,500             0               0


(1) The initial Guaranteed Withdrawal Balance is equal to the initial payment of $100,000. The initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance (.05 x $100,000 = $5,000). The Guaranteed Withdrawal Balance is used to determine the Guaranteed Withdrawal Amount , the Lifetime Income Amount and the Rider Fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Bonus will be added to the Guaranteed Withdrawal Balance. The Bonus amount is equal to 5% of the total Purchase Payments to date (.05 x $100,000 = $5,000).



(3) Following a Bonus, the Guaranteed Withdrawal Balance and the Guaranteed Withdrawal Amount are recalculated. The new Guaranteed Withdrawal Balance is equal to the Guaranteed Withdrawal Balance before the Bonus increased by the amount of the Bonus ($100,000 + $5,000 = $105,000). The Guaranteed Withdrawal Amount is equal to the greater of (a) the Guaranteed Withdrawal Amount prior to the Bonus ($5,000) or 5% of the Guaranteed Withdrawal Balance after the Bonus (.05 x $105,000 = $5,250).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 5% of the Guaranteed Withdrawal Balance at that time (.05 x $150,000 = $7,500)

EXAMPLE 4B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at Covered Person's age 60, an Additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.

                                                  LIFETIME INCOME                      BENEFIT BASE ON     LIFETIME INCOME
                PURCHASE    BENEFIT BASE AFTER     AMOUNT AFTER                           CONTRACT       AMOUNT ON CONTRACT
CONTRACT YEAR   PAYMENTS     PURCHASE PAYMENT    PURCHASE PAYMENT   WITHDRAWAL TAKEN     ANNIVERSARY         ANNIVERSARY
-------------   --------    ------------------   ----------------   ----------------   ---------------   ------------------
   At issue     $100,000        $100,000             $5,000             $   --             $100,000            $5,000
          1       10,000(1)     $110,000(1)          $5,500(1)          $5,500              104,500             5,500
          2       10,000(2)     $114,500(2)           5,725(2)           5,725              108,775             5,725


(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the Additional Purchase Payment, the Benefit Base is calculated as the initial Benefit Base plus the amount of the Additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is calculated as 5% of the Benefit Base immediately after the Purchase Payment (.05 x $110,000 = $5,500).



(2) In the second year, there is another Additional Purchase Payment of $10,000. Following the Additional Purchase Payment, the Benefit Base is calculated as the previous Benefit Base plus the amount of the Additional Purchase Payment ($104,500 +$10,000 = $114,500). The Lifetime Income Amount is calculated as 5% of the Benefit Base immediately after the Purchase Payment (.05 x $114,500 = $5,725).



EXAMPLE 4C. THIS EXAMPLE DEMONSTRATE THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2, no additional Purchase Payments are made, and withdrawals equal to the Guaranteed Withdrawal Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Bonuses. The Guaranteed Withdrawal Balance Steps-up at the end of Contract Years 1, 2 and 3,


                                                                                          HYPOTHETICAL
                                GUARANTEED      LIFETIME INCOME                        CONTRACT VALUE ON
                                WITHDRAWAL       AMOUNT AFTER                              CONTRACT              GUARANTEED
                 PURCHASE      AMOUNT AFTER        PURCHASE                          ANNIVERSARY PRIOR TO   WITHDRAWAL BALANCE ON
CONTRACT YEAR    PAYMENTS    PURCHASE PAYMENT       PAYMENT       WITHDRAWAL TAKEN         RIDER FEE        CONTRACT ANNIVERSARY
-------------   ----------   ----------------   ---------------   ----------------   --------------------   ---------------------
   At issue      $100,000        $   --            $   --             $   --               $     --              $100,000
          1             0         5,000             5,000              5,000                102,000               102,000(1)
          2             0         5,100(2)          5,100              5,100                103,514               103,514
          3             0         5,176             5,176              5,176                105,020               105,020
          4             0         5,251             5,251              5,251                 94,012                99,769

(1) At the end of Contract Year 1, the Contract Value in this example, $102,000 is greater than the Guaranteed Withdrawal Balance ($10,000-$5,000 = $95,000). The Guaranteed Withdrawal Balance will Step-up to equal the Contract Value of $102,000.


(2) Following the Step-up of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount is recalculated as the greater of (a) the Guaranteed Withdrawal Amount prior to the Step-up ($5,000), or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 x $102,000 = $5,100).


EXAMPLE 4D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS. Assume the same Purchase Payments and withdrawals as example 4c, but with a withdrawal of $10,000 at the end of year 4.

                                                                                          HYPOTHETICAL
                                GUARANTEED      LIFETIME INCOME                        CONTRACT VALUE ON
                                WITHDRAWAL       AMOUNT AFTER                              CONTRACT              GUARANTEED
                 PURCHASE      AMOUNT AFTER        PURCHASE                          ANNIVERSARY PRIOR TO   WITHDRAWAL BALANCE ON
CONTRACT YEAR    PAYMENTS    PURCHASE PAYMENT       PAYMENT       WITHDRAWAL TAKEN         RIDER FEE        CONTRACT ANNIVERSARY
-------------   ----------   ----------------   ---------------   ----------------   --------------------   ---------------------
   At issue      $100,000            --                 --                 --                    --               $100,000
          1             0         5,000              5,000              5,000               102,000                102,000
          2             0         5,100              5,100              5,100               103,514                103,514
          3             0         5,176              5,176              5,176               105,020                105,020
          4             0         5,251              5,251             10,000                89,263                 89,263(1)
          5             0         4,463(1)           4,463(1)           4,463                75,307                 84,800

(1) The withdrawal of $10,000 exceeds the Guaranteed Withdrawal Amount and the Lifetime Income Amount of $5,251. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($89,263) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($105,020-$10,000 = $95,020). The Guaranteed Income Amount and the Lifetime Income Amount will equal 5% of the new Benefit Base (.05 x $89,263 = $4,463).

                        Appendix C: Qualified Plan Types

TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.


The Contract may be issued with a death benefit or certain benefits provided by an optional Rider. The presence of such benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.


Distributions

In general, unless you have made non-deductible contributions to your IRA, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur an additional 10% penalty tax if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender proceeds, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the proceeds.

The tax law requires that annuity payments under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a traditional IRA or another Roth IRA. A Roth IRA, however, may not accept rollover contributions from other Qualified Plans, except (and only to the extent) that such rollover consists of designated Roth contributions to the rollover.

If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the Contract in connection with a Roth IRA, you should seek independent tax advice.

Conversion or Direct Rollover to a Roth IRA

You can convert a traditional IRA to a Roth IRA or, beginning in 2008, directly roll over distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a Roth IRA unless:

     -    you have adjusted gross income over $100,000; or

     -    you are a married taxpayer filing a separate return.

The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA.

SIMPLE IRA PLANS

In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed 100 or fewer employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement planare generally the same as those discussed above for distributions from a traditional IRA. The rules on taxation of distributions are also similar to those that apply to a traditional IRA, except that (i) tax free rollovers may be made from a SIMPLE IRA plan only to another SIMPLE IRA plan during the first two years of participation in the plan; and (ii) the penalty tax on early distribution from a SIMPLE IRA plan that occurs during the first two years of participation is 25%, instead of 10%. Employers intending to use the Contract in connection with such plans should seek independent tax advice.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.

TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the Purchase Payments from gross income for tax purposes. These Contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on Purchase Payments, and other tax consequences. In particular, purchasers should note that the Contract provides death benefit options that may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the Owner. There also are limits on the amount of incidental benefits that may be provided under a tax-sheltered annuity. If a Contract is issued with a death benefit or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made.

Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

     - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

     -    earnings on those contributions; and

     - earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of 1988.

These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions for elective contributions made after 1988; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account).

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 403(a) of the code permit corporate employers to establish various types of tax-deferred retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the participant. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with certain death benefits or benefits provided under an optional rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made. Employers intending to use the Contract in connection with such plans should seek independent advice.

Minimum distribution to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the calendar year in which the employee reaches age 70 1/2 or, if later, retires. In the case of an employee who is a 5 percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the calendar year in which employee reaches age 70 1/2.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.

     - A Section 457 plan must satisfy several conditions, including the requirement that it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency).

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                                             Statement of Additional Information
                                                          dated ______ ___, 2007


                             (JOHN HANCOCK(R) LOGO)
                             JOHN HANCOCK ANNUITIES

                       Statement of Additional Information
         John Hancock Life Insurance Company (U.S.A.) Separate Account H

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment deferred combination fixed and variable annuity contracts (singly, a "Contract and collectively, the "Contracts" issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") in all jurisdictions except New York as follows:


                     PROSPECTUS ISSUED BY JOHN HANCOCK USA
           (to be read with this Statement of Additional Information)
                       [VF1] and [VF2] Variable Annuities



You may obtain a copy of the Prospectus listed above by contacting us at the following addresses:


                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Annuity Service Center                  Mailing Address
601 Congress Street                     Post Office Box 55230
Boston, Massachusetts 02210-2805        Boston, Massachusetts 02205-5230
(617) 663-3000 or (800) 344-1029        www.jhannuities.com


JHUSA SEP ACCT H SAI 08/07

                                Table of Contents


GENERAL INFORMATION AND HISTORY ..........................................     3
SERVICES .................................................................     3
   Independent Registered Public Accounting Firm .........................     3
   Servicing Agent .......................................................     3
   Principal Underwriter .................................................     3
   Sales and Asset Based Payments ........................................     6
   Administrative and Processing Support Payments ........................     6
   Other Payments ........................................................     6
LEGAL AND REGULATORY MATTERS .............................................     6
APPENDIX A: AUDITED FINANCIAL STATEMENTS .................................   A-1

                         General Information and History

John Hancock Life Insurance Company (U.S.A.) Separate Account H, (the "Separate Account") (formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H) is a separate investment account of John Hancock Life Insurance Company (U.S.A.), ("we," "us," "the Company," or "John Hancock USA") (formerly, The Manufacturers Life Insurance Company (U.S.A.)). We are a stock life insurance company organized under the laws of Delaware in 1979. Our principal office is located at 38500 Woodward Avenue Bloomfield Hills, Michigan 48304. We also have an Annuity Service Center located at 601 Congress Street, Boston, Massachusetts 02210. Our ultimate parent is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

The Separate Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into the Company. As a result of this merger, the Company became the owner of all of Manulife North America's assets, including the assets of the Separate Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocations among investment options.

Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                    Services


Independent Registered Public Accounting Firm

The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the financial statements of John Hancock Life Insurance Company (U.S.A.) Separate Account H at December 31, 2006, and for each of the two years in the period ended December 31, 2006, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Servicing Agent

Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

     - daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

     -    semimonthly commission statements;

     -    monthly summaries of agent production and daily transaction reports;

     -    semiannual statements for contract owners; and

     -    annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

Principal Underwriter

John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2006, 2005, and 2004 were $516,555,523, $510,874,858 and $403,619,081, respectively. JH Distributors did not retain any of these amounts during such periods.

Special Compensation and Reimbursement Arrangements

The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts (not including riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.

Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

We may, directly or through JHD, make, either from 12b-1 distribution fees received from the Contracts' underlying investment funds or out of our own resources, additional payments to firms. These payments are sometimes referred to as "revenue sharing." Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.

We are among several insurance companies that pay additional payments to certain firms to receive "preferred" or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists ("shelf-space arrangements"); and other improvements in sales by featuring our products over others.

The categories of payments that we provide, directly or through JHD, to firms are described below. These categories are not mutually exclusive and we may make additional types of revenue sharing payments in the future. The same firms may receive payments under more than one or all categories. These payments assist in our efforts to promote the sale of the Contracts. We agree with the firm on the methods for calculating any additional compensation, which may include the level of sales or assets attributable to the firm. Not all firms receive additional compensation and the amount of compensation varies. These payments could be significant to a firm. We determine which firms to support and the extent of the payments it is willing to make. We generally choose to compensate firms that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts. We do not make an independent assessment of the cost of providing such services.


The following list includes the names of member firms of the NASD (or their affiliated broker-dealers) that we are aware (as of ______________, 2007) received a revenue sharing payment of more than $5,000 with respect to Contract business during the latest calendar year. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract:


NAME OF FIRM

                                   DISTRIBUTOR


                                  [__________]



                                  [__________]



                                  [__________]

                                   DISTRIBUTOR

Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by NASD Conduct Rule 2830(l)(4). We will endeavor to update this listing annually; interim arrangements may not be reflected. We assume no duty to notify any investor whether his or her registered representative is or should be included in any such listing. You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.

We may, directly or through JHD, also have arrangements with intermediaries that are not members of the NASD.

Sales and Asset Based Payments. We may, directly or through JHD, make revenue sharing payments as incentives to certain firms to promote and sell the Contracts. We hope to benefit from revenue sharing by increasing Contract sales. In consideration for revenue sharing, a firm may feature the Contracts in its sales system or give us additional access to members of its sales force or management. In addition, a firm may agree to participate in our marketing efforts by allowing us to participate in conferences, seminars or other programs attended by the firm's sales force. Although a firm may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients that have purchased the Contracts, the firm may earn a profit on these payments. Revenue sharing payments may provide a firm with an incentive to favor the Contracts in its sales efforts.

The revenue sharing payments we make may be calculated on sales of our products by the firm ("Sales-Based Payments"). These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. We make these payments on a periodic basis.

Such payments also may be calculated based upon the "assets under management" attributable to a particular firm ("Asset-Based Payments"). These payments are based upon a percentage of the contract value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. We make these payments on a periodic basis.

Sales-Based Payments primarily create incentives to make new sales of our insurance products and Asset-Based Payments primarily create incentives to service and maintain previously sold Contracts. We may pay a firm either or both Sales-Based Payments and Asset-Based Payments.

Administrative and Processing Support Payments. We may, directly or through JHD, also make payments to certain firms that sell our products for certain administrative services, including record keeping and sub-accounting Contract owner accounts, and in connection with account maintenance support, statement preparation and transaction processing. The types of payments that we may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by a firm, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a firm's mutual fund trading system.

Other Payments. We may, directly or through JHD, also provide, either from the12b-1 distribution fees received from the funds underlying the Contracts or out of our own resources, additional compensation to firms that sell or arrange for the sale of Contracts. Such compensation may include seminars for the public, advertising and sales campaigns regarding the Contracts to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. We may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as the NASD. We make payments for entertainment events we deem appropriate, subject to our guidelines and applicable law. These payments may vary widely, depending upon the nature of the event or the relationship. We may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

We may have other relationships with firms relating to the provisions of services to the Contacts, such as providing omnibus account services, transaction processing services, or effecting portfolio transactions for funds. If a firm provides these services, we may compensate the firm for these services. In addition, a firm may have other compensated or uncompensated relationships with us that are not related to the Contracts.




                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

     -    the Separate Account; or

     - the ability of the principal underwriter to perform its contract with the Separate Account; or

     - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

                    APPENDIX A: Audited Financial Statements


                           [TO BE FILED BY AMENDMENT]

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES

DATE OF CHANGE       OLD NAME                                   NEW NAME
--------------       --------                                   --------
October 1, 1997      NASL Variable Account                      The Manufacturers Life Insurance Company
                                                                of North America Separate Account A

October 1, 1997      North American Security Life Insurance     The Manufacturers Life Insurance Company
                     Company                                    of North America

November 1, 1997     NAWL Holding Co., Inc.                     Manulife-Wood Logan Holding Co., Inc.

September 24, 1999   Wood Logan Associates, Inc.                Manulife Wood Logan, Inc

January 1, 2005      The Manufacturers Life Insurance Company   John Hancock Life Insurance Company (U.S.A.)
                     (U.S.A.) Separate Account A                Separate Account A

January 1, 2005      The Manufacturers Life Insurance Company   John Hancock Life Insurance Company (U.S.A.)
                     (U.S.A.)

January 1, 2005      Manulife Financial Securities LLC          John Hancock Distributors LLC

January 1, 2005      Manufacturers Securities Services LLC      John Hancock Investment Management Services LLC

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                    * * * * *

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements

          (1) Financial Statements of the Registrant, John Hancock Life Insurance Company (U.S.A.) Separate Account H, (Part B of the registration statement). [TO BE FILED BY AMENDMENT].

          (2) Financial Statements of the Depositor, John Hancock Life Insurance Company (U.S.A.) (Part B of the registration statement). [TO BE FILED BY AMENDMENT]

     (b)  Exhibits

          (1) (i) Resolution of the Board of Directors of Manufacturers Life Insurance Company (U.S.A.) establishing The Manufacturers Life Insurance Company Separate Account H - Incorporated by reference to Exhibit (1)(i) to pre-effective amendment no. 1 to this registration statement, file number 333-70728, filed January 2, 2002 (the "Pre-Effective Amendment")

          (2) Agreements for custody of securities and similar investments - Not Applicable.

          (3) (i) Form of Underwriting Agreement-- Incorporated by reference to Exhibit (b)(3)(i) to Form N-4, file number 33-76162, filed March 1, 1999.

               (ii) Form of Promotional Agent Agreement -- Incorporated by
                    reference to Exhibit (b)(3)(ii) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

               (iii) Form of Amendment to Promotional Agent Agreement -
                    Incorporated by reference to Exhibit (b)(3)(iii) to Form N-4, file number 33-76162, filed February 25, 1998.

               (iv) Form of broker-dealer Agreement - Incorporated by reference to Exhibit (b)(3)(iv) to the registration statement on Form N-4 file number 333-70728, filed October 2, 2001.

          (4) (a) Form of Specimen Flexible Purchase Payment Individual Deferred Combination Fixed and Variable Annuity Contract, Non-Participating [TO BE FILED BY AMENDMENT]

          (5) (a) Form of Specimen Application for Flexible Purchase Payment Individual Deferred Combination Fixed and Variable Annuity Contract, Non-Participating [TO BE FILED BY AMENDMENT]

          (6) (i) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).

               (ii) Certificate of Amendment to Certificate of Incorporation of
                    the Company, Name Change July 1984 -- Incorporated by reference to Exhibit (3)(i)(a) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed November 14, 1997.

               (iii) Certificate of Amendment to Certificate of Incorporation of
                    the Company changing its name to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005 - Incorporated by reference to Exhibit (b)(6)(iii) to Form N-4, file no. 333-70728, filed May 1, 2007.

               (iv) By-laws of The Manufacturers Life Insurance Company (U.S.A.)
                    - Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).

               (v) Amendment to By-Laws reflecting the Company's name change to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005 - Incorporated by reference to Exhibit
                    (b)(6)(v) to Form N-4, file no. 333-70728, filed May 1,
                    2007.

          (7) Contract of reinsurance in connection with the variable annuity contracts being offered - Not Applicable.

          (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

               (i) Form of Remote Service Agreement dated November 1, 1996 with CSC Continuum Inc. -- Incorporated by reference to Exhibit
                    (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

               (ii) Amendment to Remote Service Agreement dated April 1, 1998 with CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(ii) to post effective amendment no. 9 to Form N-4, file number 33-77878, filed April 28, 2000.

               (iii) Amendment to Remote Service Agreement dated March 1999 with
                    CSC Continuum Inc. - Incorporated by reference to Exhibit
                    (b)(8)(ii) to post-effective amendment no. 9 to Form N-4, file number 33-76162 filed April 27, 2000.

               (iv) Form of Merger Agreement with The Manufacturers Life
                    Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of North America - Incorporated by reference to Exhibit (b)(8)(iv) to the registration statement on Form N-4, file number 333-70728, filed October 2, 2001.

          (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - [TO BE FILED BY AMENDMENT].

          (10) Written consent of Ernst & Young LLP, independent auditors - [TO BE FILED BY AMENDMENT].

          (11) All financial statements omitted from Item 23, Financial Statements--NOT APPLICABLE.

          (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- NOT APPLICABLE.

          (13) Schedules of computation,-- Incorporated by reference to Exhibit
               (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76162, filed March 1, 1996.

          (14) Financial Data Schedule - NOT APPLICABLE.

          (15) Powers of Attorney

               (i) Power of Attorney (James R. Boyle, Marc Costantini, John D. DesPrez III, Steven Finch, Katherine MacMillan, Hugh McHaffie, John R. Ostler, Rex Schlaybaugh, Jr., Diana Scott, Warren Thompson) - [TO BE FILED BY AMENDMENT].

Item 25. Directors and Officers of the Depositor.

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                              EFFECTIVE APRIL 2007

NAME AND
PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
--------------------------   -----------------------
John D. DesPrez III*         Chairman & President

Hugh McHaffie*               Director, Executive Vice President,
                             Wealth Management

James R. Boyle*              Director, Executive Vice President, Life Insurance

Warren Thomson***            Director, Executive Vice President and Chief
                             Investments Officer, US Investments

Steven Finch*                Director, Senior Vice President & General Manager,
                             Life Insurance

Marc Costantini*             Director, Senior Vice President & General Manager,
                             Variable Annuities

Diana Scott*                 Director, Senior Vice President, Human Resources

John R. Ostler**             Director

Rex Schlaybaugh, Jr.*        Director

Katherine  MacMillan**       Director, Senior Vice President & General Manager,
                             RPS

Jonathan Chiel*              Executive Vice President & General Counsel

Steven Mannik**              Executive Vice President & General Manager,
                             Reinsurance

Lynne Patterson*             Senior Vice President & Chief Financial Officer

Patrick Gill**               Senior Vice President and Controller

Scott Hartz                  Senior Vice President, US Investments

Emanuel Alves*               Vice President, Counsel & Corporate Secretary

Kris Ramdial**               Vice President, Treasury

John Brabazon                Vice President & CFO, US Investments

Philip Clarkson*             Vice President, Taxation

Brian Collins**              Vice President, Taxation

Mitchell A. Karman*          Vice President, Chief Compliance Officer & Counsel

Peter Mitsopoulos*           Vice President, Treasury

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***  Principal business office is 197 Clarendon Street, Boston, MA 02117

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

The Depositor is controlled by John Hancock Financial Services, Inc. ("JHFS"). A list of persons controlled by JHFS is incorporated by reference to Exhibit 21.1 from the Annual Report filed on Form 10-K of File No. 1-15607, filed on March 15, 2004.

On the effective date of this Amendment to the Registration Statement, JHFS and its subsidiaries are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2006 appears below:

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   THE MANUFACTURERS LIFE INSURANCE COMPANY                       100 $14,440    Toronto, Canada Leading Canadian-based financial
                                                                                                 services company that offers a
                                                                                                 diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
      Manulife Holdings (Alberta) Limited                         100            Calgary, Canada Holding company
         Manulife Holdings (Delaware) LLC                         100           Delaware, U.S.A. Holding company
            The Manufacturers Investment Corporation              100           Michigan, U.S.A. Holding company
               John Hancock Life Insurance Company                100           Michigan, U.S.A. U.S. based life insurance company
                  (U.S.A.)                                                                       that provides individual life
                                                                                                 insurance, annuities, and group
                                                                                                 pension products in all states in
                                                                                                 the U.S. except New York
                  John Hancock Life Insurance Company of          100           New York, U.S.A. Provides group pension, individual
                     New York                                                                    annuities and life insurance
                                                                                                 products in the State of New York
                  John Hancock Investment Management              95             Massachusetts, Investment advisor
                     Services, LLC                                                               U.S.A.
               Manulife Reinsurance Limited                       100          Hamilton, Bermuda Provides life and financial
                                                                                                 reinsurance
         Manulife Holdings (Bermuda) Limited                      100          Hamilton, Bermuda Holding company
      Manufacturers P&C Limited                                   100               St. Michael, Provides property and casualty and
                                                                                        Barbados financial reinsurance
         Manufacturers Life Reinsurance Limited                   100               St. Michael, Provides life and financial
                                                                                        Barbados reinsurance
         Manulife International Holdings Limited                  100          Hamilton, Bermuda Holding company
            Manulife (International) Limited                      100           Hong Kong, China Life insurance company serving Hong
                                                                                                 Kong and Taiwan
               Manulife-Sinochem Life Insurance Co. Ltd.           51            Shanghai, China Chinese life insurance company
            Manulife Asset Management (Asia) Limited              100               St. Michael, Holding company
                                                                                        Barbados
               Manulife Asset Management (Hong Kong)              100           Hong Kong, China Hong Kong investment management and
                  Limited                                                                        advisory company marketing mutual
                                                                                                 funds
      Manulife Bank of Canada                                     100           Waterloo, Canada Provides integrated banking
                                                                                                 products and service options not
                                                                                                 available from an insurance company
      Manulife Canada Ltd.                                        100           Waterloo, Canada Canadian life insurance company
         FNA Financial Inc.                                       100            Toronto, Canada Holding company
      Elliott & Page Limited                                      100            Toronto, Canada Investment counseling, portfolio
                                                                                                 and mutual fund management in
                                                                                                 Canada
      First North American Insurance Company                      100            Toronto, Canada Canadian property and casualty
                                                                                                 insurance company
      NAL Resources Management Limited                            100            Calgary, Canada Management company for oil and gas
                                                                                                 properties
      Manulife Securities International Ltd.                      100           Waterloo, Canada Mutual fund dealer for Canadian
                                                                                                 operations
      Regional Power Inc.                                        83.5           Montreal, Canada Operator of hydro-electric power
                                                                                                 projects
         MLI Resources Inc.                                       100            Calgary, Canada Holding company for oil and gas
                                                                                                 assets and Japanese operations
      Manulife Life Insurance Company                             100               Tokyo, Japan Japanese life insurance company
      P.T. Asuransi Jiwa Manulife Indonesia                        95                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
         P.T. Manulife Aset Manajemen Indonesia                  95.3                   Jakarta, Indonesian investment management
                                                                                       Indonesia and advisory company marketing
                                                                                                 mutual funds
      The Manufacturers Life Insurance Co. (Phils.), Inc.         100                    Manila, Filipino life insurance company
                                                                                     Philippines
      Manulife (Singapore) Pte. Ltd.                              100                  Singapore Singaporean life insurance company
      Manulife (Vietnam) Limited                                  100          Ho Chi Minh City, Vietnamese life insurance company
                                                                                         Vietnam
      Manulife Insurance (Thailand) Public Company Limited       97.9          Bangkok, Thailand Thai life insurance company
      Manulife Europe Ruckversicherungs-Aktiengesellschaft        100           Cologne, Germany European property and casualty
                                                                                                 reinsurance company
      MFC Global Fund Management (Europe) Limited                 100            London, England Holding company
         MFC Global Fund Investment Management (Europe)           100            London, England Investment management company for
            Limited                                                                              Manulife Financial's international
                                                                                                 funds

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   JOHN HANCOCK HOLDINGS (DELAWARE) LLC                           100 $11,547        Wilmington, Holding company
                                                                                Delaware, U.S.A.
      John Hancock Financial Services, Inc.                       100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Life Insurance Company                      100                    Boston, Leading U.S. based financial
                                                                                  Massachusetts, services company that offers a
                                                                                          U.S.A. diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
            John Hancock Variable Life Insurance Company          100                    Boston, U.S. based life insurance company
                                                                                  Massachusetts, that provides variable and
                                                                                          U.S.A. universal life insurance policies,
                                                                                                 and annuity products in all states
                                                                                                 in the U.S. except New York
            P.T. Asuransi Jiwa John Hancock Indonesia            96.2                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
            Independence Declaration Holdings LLC                 100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
               Declaration Management & Research LLC              100          McLean, Virginia, Provides institutional investment
                                                                                          U.S.A. advisory services
            John Hancock Subsidiaries LLC                         100                Wilmington, Holding company
                                                                                Delaware, U.S.A.
               John Hancock Financial Network, Inc.               100                    Boston, Financial services distribution
                                                                                  Massachusetts, organization
                                                                                           U.S.A
               The Berkeley Financial Group, LLC                  100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                           U.S.A
                  John Hancock Funds LLC                          100                    Boston, Mutual fund company
                                                                                  Massachusetts,
                                                                                           U.S.A
               Hancock Natural Resource Group, Inc.               100                    Boston, Manager of globally diversified
                                                                                  Massachusetts, timberland and agricultural
                                                                                           U.S.A portfolios for public and corporate
                                                                                                 pension plans, high net-worth
                                                                                                 individuals, foundations and
                                                                                                 endowments
      John Hancock International Holdings, Inc.                   100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         Manulife Insurance (Malaysia) Berhad                    45.8              Kuala Lumpur, Malaysian life insurance company
                                                                                        Malaysia
      John Hancock International, Inc.                            100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Tianan Life Insurance Company                50            Shanghai, China Chinese life insurance company

Item 27. Number of Contract Owners.

As of APRIL 30, 2007, there were no qualified and no non-qualified contracts of the series offered hereby outstanding.

Item 28. Indemnification.

     Article XII of the Restated Articles of Redomestication of the Company provides as follows:

     No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

          i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

          ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

          iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

          iv) a transaction from which the director derived an improper personal benefit; or

          v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

     If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

     Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

                                                                     CAPACITY
NAME OF INVESTMENT COMPANY                                           IN WHICH ACTING
--------------------------                                           ----------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M      Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A   Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B   Principal Underwriter
John Hancock Life Insurance Company Variable Annuity Account H       Principal Underwriter
John Hancock Life Insurance Company Variable Annuity Account U       Principal Underwriter
John Hancock Life Insurance Company Variable Annuity Account V       Principal Underwriter
John Hancock Life Insurance Company Variable Life Account UV         Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account I      Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account JF     Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account S      Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account U      Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account V      Principal Underwriter

     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC) and the following officers of John Hancock Life Insurance Company (U.S.A.) have power to act on behalf of JHD LLC: John DesPrez III* (Chairman and President), Marc Costantini* (Executive Vice President and Chief Financial Officer) and Jonathan Chiel* (Executive Vice President and General Counsel). The board of managers of JHD LLC (consisting of Marc Costantini*, Kevin Hill*, Steve Finch***, Katherine MacMillan** and Christopher M. Walker**) may also act on behalf of JHD LLC.

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***  197 Clarendon St, Boston, MA 02116

     (c)  None.

Item 30. Location of Accounts and Records.

     All books and records are maintained at 601 Congress Street, Boston, MA 02210.

Item 31. Management Services.

     None.

Item 32. Undertakings.

     (a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

          John Hancock Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

     (b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended

          Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of
          Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 17th day of May 2007.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT H
(Registrant)

By: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)


By: /s/ John D. DesPrez III
    -------------------------------------
    John D. DesPrez III
    Chairman & President


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
    -------------------------------------
    John D. DesPrez III
    Chairman & President

                                   SIGNATURES

     As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities with the Depositor on the 17th day of May 2007.

Signature                                Title
---------                                -----


/s/ John D. DesPrez III                  Chairman & President
-------------------------------------    (Principal Executive Officer)
John D. DesPrez III


/s/ Lynne Patterson                      Senior Vice President & Chief Financial Officer
-------------------------------------    (Principal Financial Officer)
Lynne Patterson


/s/ Patrick Gill                         Senior Vice President and Controller
-------------------------------------    (Principal Accounting Officer)
Patrick Gill


                  *                      Director, Executive Vice President,
-------------------------------------    Life Insurance
James R. Boyle


                  *                      Director, Senior Vice President &
-------------------------------------    General Manager, Variable Annuities
Marc Costantini


                  *                      Director, Senior Vice President &
-------------------------------------    General Manager, Life Insurance
Steven Finch


                  *                      Director, Senior Vice President &
-------------------------------------    General Manager, RPS
Katherine MacMillan


                  *                      Director, Executive Vice President,
-------------------------------------    Wealth Management
Hugh McHaffie


                  *                      Director
-------------------------------------
John R. Ostler


                  *                      Director
-------------------------------------
Rex Schlaybaugh, Jr.


                  *                      Director, Senior Vice President,
-------------------------------------    Human Resources
Diana Scott


                  *                      Director, Executive Vice President and
-------------------------------------    Chief Investments Officer,
Warren Thomson                           US Investments


*/s/ Arnold R. Bergman                   Chief Counsel - Annuities
-------------------------------------
Arnold R. Bergman
Pursuant to Power of Attorney